
UNITEDGLOBALCOM
VTR



# 2002 Annual Report

# FINANCIAL AND OPERATING HIGHLIGHTS

| | Year Ended December 31, 2000 | Year Ended December 31, 2001 | Year Ended December 31, 2002 |
|---|---|---|---|
| **OPERATING STATISTICS** [1] | | | |
| Homes in Service Area | 16,142,000 | 16,098,400 | 16,318,200 |
| Homes Passed | 11,934,700 | 12,359,800 | 12,471,700 |
| Two-way Homes Passed [2] | 4,937,800 | 6,067,300 | 6,913,100 |
| Voice - Homes Serviceable | 3,461,900 | 4,131,900 | 4,355,400 |
| Internet - Homes Serviceable | 4,782,200 | 5,817,900 | 6,821,100 |
| Video Subscribers [3] | 7,076,100 | 7,287,100 | 7,399,300 |
| Penetration (homes passed) | 59.3 % | 59.0 % | 59.3 % |
| Voice Subscribers [4] | 479,100 | 639,600 | 690,900 |
| Penetration (voice homes serviceable) | 13.8 % | 15.5 % | 15.9 % |
| Internet Subscribers | 351,600 | 549,500 | 748,900 |
| Penetration (Internet homes serviceable) | 7.4 % | 9.4 % | 11.0 % |
| Total RGUs [5] | 7,906,800 | 8,476,200 | 8,839,100 |
| **FINANCIAL STATISTICS ($MM)** | | | |
| Revenue | $1,251.0 | $1,561.9 | $ 1,515.0 |
| Revenue from Ongoing Operations [6] | 987.6 | 1,238.3 | 1,488.0 |
| Adjusted EBITDA [7] | (368.5) | (191.2) | 296.4 |
| Percent of Revenue | −29.5 % | −12.2 % | 19.6 % |
| Net Income (Loss) [7] | (1,220.9) | (4,494.7) | (504.4) |
| Capital Expenditures | 1,846.6 | 996.4 | 335.2 |

(1) Consolidated operations only and prior years adjusted to reflect ongoing operations only as of December 31, 2002 (i.e., excludes all disposed, deconsolidated and closed operations).

(2) Two-way homes passed are homes passed by our network where customers can request and receive the installation of a two-way addressable set-top box, cable modem, transceiver and/or voiceport which, in most cases, allows for the provision of video, voice and data (broadband) services.

(3) Video subscribers consist of analog cable, digital cable and DTH subscribers.

(4) Includes residential and business subscribers.

(5) "Revenue Generating Unit", or "RGU", is separately an Analog Cable Subscriber, Digital Cable Subscriber, DTH Subscriber, Telephony Subscriber or Internet Subscriber. A home may contain one or more RGUs. Total RGUs represents the sum of Video, Voice and Internet Subscribers.

(6) Ongoing operations represents those results which exclude disposed, deconsolidated and closed operations. See page 44 for more detail.



"Our business mission remains firmly on track. During 2002 we added over 367,000 video, voice and Internet subscribers to our worldwide subscriber base, which exceeded 8.8 million total RGUs across 15 countries. Those three products comprise the foundation of our triple play strategy and demand for those products remains strong."


$1,488
$1,238
$988
2000
2001
2002

Year-Ended

**REVENUE FROM ONGOING OPERATIONS**
(in Millions)


$296
($191)
($369)
2000
2001
2002

Year-Ended

**ADJUSTED EBITDA**(7)
(in Millions)


$1,847
$996
$335
2000
2001
2002

Year-Ended

**CAPITAL EXPENDITURES**
(in Millions)


6,913
6,067
4,938
2000
2001
2002

Year-Ended

**TWO-WAY HOMES PASSED**
(in Thousands)


8,839
8,476
7,907
2000
2001
2002

Year-Ended

**TOTAL RGUs**
(in Thousands)


1,440
1,189
831
2000
2001
2002

Year-Ended

**VOICE AND INTERNET SUBSCRIBERS**
(in Thousands)

(7) Adjusted EBITDA is the primary measure used by our chief operating decision makers to evaluate segment-operating performance and to decide how to allocate resources to segments. EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. As we use the term, Adjusted EBITDA represents net income before cumulative effects of accounting changes, share in results of affiliates, minority interests in subsidiaries, income taxes, reorganization expense, other income and expense, gain on issuance of common equity securities by subsidiaries, provision for loss on investments, gain (loss) on sale of investments in affiliates and other assets, proceeds from litigation settlement, foreign currency exchange gain (loss), interest income and expense, impairment and restructuring charges, depreciation, amortization and stock-based compensation charges, including retention bonuses. We believe Adjusted EBITDA is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Because we use Adjusted EBITDA as a measure of our segment operating performance, we reconcile it to net income (loss), which we believe is the most directly comparable financial measure to Adjusted EBITDA that is calculated and presented in accordance with GAAP. Investors should view Adjusted EBITDA as a supplement to, and not a substitute for, GAAP measures of income as a measure of operating performance. Please see page 34 for a reconciliation of Adjusted EBITDA with Net Income (Loss).


VTR

"Today we have over 6.9 million two-way homes across our broadband networks around the world. With those upgrade costs behind us, we are focused on adding profitable customers in that footprint in order to further improve the company's financial position."

# LETTER TO SHAREHOLDERS

While the recent past has been filled with challenges for people and businesses around the world, UnitedGlobalCom has made excellent progress on the execution of its business strategy. Just as important, we have also made significant progress on strengthening the capital structures of UGC and our key operating subsidiaries. Through management's combined focus on debt reduction, sales growth, and operating cost reductions, the resulting improvement to the Company's overall financial position has been nothing short of dramatic.

Our business mission remains firmly on track. During 2002 we added over 367,000 video, voice and Internet subscribers to our worldwide subscriber base, which exceeded 8.8 million total RGUs across 15 countries. Those three products comprise the foundation of our triple play strategy and demand for those products remains strong. For example, in 2002 the number of subscribers to *chello*, our high-speed Internet access service, increased by 20% across our major markets in Europe. In Chile, meanwhile, we have achieved 23% overall penetration for our telephone service and in several mature Chilean communities our telephony penetration exceeds 35%.

Our success in attracting new customers across key markets is producing strong sales growth. Reported revenue for UGC exceeded $1.5 billion for fiscal 2002. Adjusting for disposed and deconsolidated operations, our revenue increased 20% compared to the prior year. We



**Gene W. Schneider**

*Chairman and Chief Executive Officer*



**Michael T. Fries**

*President and Chief Operating Officer*

have also made significant progress in reducing operating and administrative costs — with total operating expense in 2002 declining over 25% from 2001. From the combination of those substantial cost savings, strong revenue growth and the disposal of unprofitable businesses, UGC's Adjusted EBTIDA improved to a positive $296 million from a loss of $191 million in 2001 — a year-on-year improvement of $487 million.

While impressive, these results only tell part of our 2002 story. We have also been focused on improving the balance sheets at UGC and our key operating subsidiaries — and the progress we've made has been substantial. At the UGC level we have reduced our debt to $130 million after repurchasing more than $2.4 billion of debt and preferred stock. And in Europe, home to our most important operating subsidiary, we expect to recapitalize nearly $7.0 billion of long-term liabilities, while increasing UGC's ownership interest to approximately 67% from 53% pre-restructuring. Upon successful completion, we will have reduced approximately $9.5 billion of obligations from our consolidated balance sheet.

Today we have over 6.9 million two-way homes across our broadband networks around the world. With those upgrade costs behind us, we are focused on adding profitable customers in that footprint in order to further improve the company's financial position and drive all of our operating businesses to positive free cash flow.[1] Free cash flow is now regarded

[1] Free Cash Flow is not a GAAP measure of liquidity. We define Free Cash Flow as cash flow from operating activities less capital expenditures. We believe our presentation of Free Cash Flow provides useful information to our investors because it can be used to gauge our ability to service debt and fund new investment opportunities. Investors should view Free Cash Flow as a supplement to, and not a substitute for, GAAP cash flows from operating, investing and financing activities as a measure of liquidity.



Australia
Austria
Belgium
REPUBLIC
FRANCE
Netherlands
HUNGARY
GERMANY
Malta
Norway
Poland
Sweden
Romania
Slovak Republic


as a key performance indicator used by Wall Street analysts and investors, and UGC's progress compares favorably with the leading companies in our industry. While our recent accomplishments have been significant, we remain committed to our business strategy and we will continue striving to exceed our performance targets. With a strong, recapitalized balance sheet, an excellent portfolio of broadband distribution and content businesses, and an outstanding strategic partner in our shareholder Liberty Media, we are well-positioned for the future. Perhaps most importantly, the management teams across our company include enormously talented and dedicated individuals.

We will continue to advance our triple play strategy in pursuit of enrichment for our customers and long-term value creation for the benefit of our shareholders and employees. We appreciate your support.

**Gene W. Schneider**
Chairman and CEO

**Michael T. Fries**
President and COO

April 25, 2003



"With a strong, recapitalized balance sheet, an excellent portfolio of broadband distribution and content businesses, and an outstanding strategic partner in our shareholder Liberty Media, we are well-positioned for the future."

## BUSINESS

UnitedGlobalCom, Inc. (the "Company", "United" "we", "us", "our" or similar terms) was formed in February 2001 as part of a series of planned transactions with UGC Holdings, Inc. ("UGC Holdings") and Liberty Media Corporation (together with its subsidiaries and affiliates "Liberty"), which restructured and recapitalized United's business. Today, we, together with our operating subsidiaries, are one of the largest broadband communications providers outside the United States in terms of homes passed and number of subscribers. We provide video distribution services in over 20 countries worldwide and telephone and Internet access services in a growing number of our international markets, serving over 8.8 million total subscribers. Our operations are grouped into three major geographic regions – Europe, Latin America and Asia/Pacific.

- Our European operations are held through our 53.1% owned, publicly traded subsidiary, United Pan-Europe Communications, N.V. ("UPC"). UPC is the largest pan-European broadband communications company in terms of homes passed and number of subscribers. UPC provides video, telephone and/or Internet access services in 11 countries in Europe. UPC's shares are publicly traded on the official segment of the stock market of Euronext Amsterdam, N.V. (the "Euronext") under the symbol "UPC" and on the Over the Counter Bulletin Board in the United States under the symbol "UPCOY.OB".
- Our primary Latin American operation is our 100% owned Chilean operation, VTR GlobalCom S.A. ("VTR"). VTR is Chile's largest multi-channel television and high-speed Internet access provider in terms of homes passed and number of subscribers, and the second largest provider of residential telephone services.
- Our Asia/Pacific operations are primarily held through our 55.8% owned, publicly traded affiliate, Austar United Communications Ltd. ("Austar United"). Austar United is the largest multi-channel television provider in regional and rural Australia, and owns various Australian programming interests. Austar United's shares are publicly traded on the Australian Stock Exchange under the symbol "AUN".

Our primary goal in these markets is to capitalize on the opportunity to increase revenues and cash flows through the continued sale of new and expanded video services and telephone and high-speed Internet access services over our broadband communications networks. We refer to these broadband services as "Triple-Play", or "Triple-Play Distribution".

On September 30, 2002, UPC, its senior note holders and we executed a plan of reorganization to restructure and recapitalize UPC (the "Reorganization Plan"). If completed under its current terms, the Reorganization Plan will substantially reduce UPC's debt through the judicially supervised conversion of approximately $5.2 billion of senior notes, senior discount notes and other debt into new common stock issued by a newly formed Delaware corporation ("New UPC"). Key terms of the Reorganization Plan are as follows:

- We will receive approximately 65.5% of New UPC's pro forma equity (subject to dilution in certain circumstances) in exchange for approximately $1.5 billion accreted amount of UPC senior notes and senior discount notes (collectively the "United UPC Bonds") and approximately $0.9 billion accreted amount of exchangeable notes issued by two of UPC's Dutch subsidiaries (the "UPC Exchangeable Loan");
- Third-party note holders will receive approximately 32.5% of New UPC's pro forma equity (subject to dilution in certain circumstances) in exchange for approximately $2.8 billion accreted amount of UPC senior notes and senior discount notes owned by them; and
- UPC's existing ordinary and preferred shareholders, including us, will receive approximately 2.0% of New UPC's pro forma equity (subject to dilution in certain circumstances). We currently own 53.1% of UPC's ordinary shares and 99.6% of UPC's preference shares.

We believe the recapitalization of UPC will be completed as contemplated in the Reorganization Plan in the near future. Upon completion of the restructuring, UPC expects that its remaining consolidated cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its existing operations for the foreseeable future. For further detail on the Reorganization Plan and related proceedings, please see MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS included elsewhere herein.

In the following tables, we present certain operating data for the systems we own as of December 31, 2002, 2001 and 2000.

December 31, 2002

| | Homes in Service Area(1) | Homes Passed(2) | Two-way Homes Passed(3) | Video: Analog Cable Subscribers(4) | Video: Digital Cable Subscribers(5) | Video: DTH Subscribers(6) | Telephony: Homes Serviceable(7) | Telephony: Subscribers(8) | Telephony: Lines(9) | Internet: Homes Serviceable(10) | Internet: Subscribers(11) | Total RGUs(12) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Europe: | | | | | | | | | | | | |
| The Netherlands | 2,650,700 | 2,580,300 | 2,332,000 | 2,332,600 | 52,200 | — | 1,587,900 | 170,000 | 203,000 | 2,332,000 | 303,600 | 2,858,400 |
| Poland | 1,869,000 | 1,869,000 | 190,800 | 994,900 | — | — | — | — | — | 190,800 | 13,900 | 1,008,800 |
| Hungary | 1,001,100 | 952,800 | 481,800 | 686,900 | — | 79,100 | 84,900 | 65,100 | 71,400 | 420,200 | 28,200 | 859,300 |
| Austria | 1,081,400 | 923,300 | 920,100 | 502,200 | 18,700 | — | 899,700 | 148,600 | 150,000 | 920,100 | 177,600 | 847,100 |
| France | 2,656,600 | 1,350,200 | 661,600 | 459,800 | 8,300 | — | 661,600 | 54,200 | 55,700 | 661,600 | 20,400 | 542,700 |
| Norway | 529,000 | 481,700 | 190,700 | 336,400 | 32,200 | — | 132,400 | 21,800 | 24,200 | 190,700 | 31,200 | 421,600 |
| Czech Republic | 913,000 | 678,100 | 238,300 | 295,400 | — | 52,000 | 17,700 | 3,100 | 3,100 | 238,300 | 15,300 | 365,800 |
| Sweden | 770,000 | 421,600 | 257,400 | 273,000 | 14,900 | — | — | — | — | 257,400 | 61,700 | 349,600 |
| Romania | 659,600 | 458,400 | — | 324,100 | — | — | — | — | — | — | — | 324,100 |
| Slovak Republic | 517,800 | 381,000 | 17,300 | 297,400 | — | 9,900 | — | — | — | — | — | 307,300 |
| Belgium | 530,000 | 153,500 | 153,500 | 130,500 | — | — | — | — | — | 153,500 | 24,100 | 154,600 |
| Total | 13,178,200 | 10,249,900 | 5,443,500 | 6,633,200 | 126,300 | 141,000 | 3,384,200 | 462,800 | 507,400 | 5,364,600 | 676,000 | 8,039,300 |
| Latin America: | | | | | | | | | | | | |
| Chile | 2,350,000 | 1,692,200 | 971,200 | 462,600 | — | 6,900 | 971,200 | 228,100 | 258,900 | 958,100 | 70,300 | 767,900 |
| Brazil | 650,000 | 463,000 | 463,000 | 8,800 | 8,900 | — | — | — | — | 463,000 | 300 | 18,000 |
| Peru | 140,000 | 66,600 | 29,100 | 11,600 | — | — | — | — | — | 29,100 | 1,800 | 13,400 |
| Uruguay | — | — | 6,300 | — | — | — | — | — | — | 6,300 | 500 | 500 |
| Total | 3,140,000 | 2,221,800 | 1,469,600 | 483,000 | 8,900 | 6,900 | 971,200 | 228,100 | 258,900 | 1,456,500 | 72,900 | 799,800 |
| Grand Total | 16,318,200 | 12,471,700 | 6,913,100 | 7,116,200 | 135,200 | 147,900 | 4,355,400 | 690,900 | 766,300 | 6,821,100 | 748,900 | 8,839,100 |

| | December 31, 2001 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Video | | | Telephony | | | Internet | | |
| | Homes in Service Area(1) | Homes Passed(2) | Two-way Homes Passed(3) | Analog Cable Subscribers(4) | Digital Cable Subscribers(5) | DTH Subscribers(6) | Homes Serviceable(7) | Subscribers(8) | Lines(9) | Homes Serviceable(10) | Subscribers(11) | Total RGUs(12) |
| Europe: | | | | | | | | | | | | |
| The Netherlands | 2,646,000 | 2,516,000 | 2,211,300 | 2,341,500 | 50,200 | — | 1,539,100 | 168,300 | 209,700 | 2,211,100 | 238,200 | 2,798,200 |
| Poland | 1,851,800 | 1,851,800 | 181,000 | 1,010,900 | — | — | — | — | — | 181,000 | 8,500 | 1,019,400 |
| Hungary | 1,001,100 | 937,200 | 455,400 | 663,500 | — | 59,100 | 84,900 | 67,000 | 72,400 | 331,200 | 13,800 | 803,400 |
| Austria | 1,081,400 | 923,300 | 920,100 | 499,200 | 4,400 | — | 899,700 | 139,000 | 140,200 | 920,100 | 141,100 | 783,700 |
| France | 2,656,600 | 1,311,700 | 610,900 | 433,400 | 9,500 | — | 610,900 | 56,300 | 58,300 | 610,900 | 21,700 | 520,900 |
| Norway | 529,000 | 478,100 | 158,700 | 334,600 | 9,500 | — | 123,500 | 20,600 | 22,500 | 158,700 | 24,600 | 389,300 |
| Czech Republic | 913,000 | 786,400 | 237,300 | 329,800 | — | 42,300 | 17,700 | 3,300 | 3,300 | 177,300 | 6,200 | 381,600 |
| Sweden | 770,000 | 421,600 | 249,400 | 265,400 | 4,600 | — | — | — | — | 249,400 | 48,200 | 318,200 |
| Romania | 648,700 | 485,400 | — | 315,800 | — | — | — | — | — | — | — | 315,800 |
| Slovak Republic | 517,800 | 375,000 | 17,300 | 304,400 | — | 11,700 | — | — | — | — | — | 316,100 |
| Belgium | 530,000 | 152,600 | 152,600 | 123,200 | — | — | — | — | — | 152,600 | 21,400 | 144,600 |
| Total | 13,145,400 | 10,239,100 | 5,194,000 | 6,621,700 | 78,200 | 113,100 | 3,275,800 | 454,500 | 506,400 | 4,992,300 | 523,700 | 7,791,200 |
| Latin America: | | | | | | | | | | | | |
| Chile | 2,350,000 | 1,666,200 | 856,100 | 439,800 | — | 8,500 | 856,100 | 185,100 | 207,100 | 802,400 | 24,800 | 658,200 |
| Brazil | 463,000 | 390,000 | — | 16,100 | — | — | — | — | — | — | — | 16,100 |
| Peru | 140,000 | 64,500 | 17,200 | 9,700 | — | — | — | — | — | 17,200 | 600 | 10,300 |
| Uruguay | — | — | — | — | — | — | — | — | — | 6,000 | 400 | 400 |
| Total | 2,953,000 | 2,120,700 | 873,300 | 465,600 | — | 8,500 | 856,100 | 185,100 | 207,100 | 825,600 | 25,800 | 685,000 |
| Grand Total | 16,098,400 | 12,359,800 | 6,067,300 | 7,087,300 | 78,200 | 121,600 | 4,131,900 | 639,600 | 713,500 | 5,817,900 | 549,500 | 8,476,200 |

December 31, 2000

| | Homes in Service Area(1) | Homes Passed(2) | Two-way Homes Passed(3) | Video: Analog Cable Subscribers(4) | Video: Digital Cable Subscribers(5) | Video: DTH Subscribers(6) | Telephony: Homes Serviceable(7) | Telephony: Subscribers(8) | Telephony: Lines(9) | Internet: Homes Serviceable(10) | Internet: Subscribers(11) | Total RGUs(12) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Europe: | | | | | | | | | | | | |
| The Netherlands | 2,569,700 | 2,458,800 | 2,025,200 | 2,258,700 | 14,700 | — | 1,409,900 | 132,700 | 159,600 | 2,012,400 | 163,400 | 2,569,500 |
| Poland | 1,950,000 | 1,850,700 | 149,300 | 1,064,300 | — | — | — | — | — | 149,300 | — | 1,064,300 |
| Hungary | 1,001,100 | 843,400 | 182,400 | 624,400 | — | 29,100 | 84,900 | 66,400 | 68,000 | 108,300 | 3,000 | 722,900 |
| Austria | 1,168,700 | 917,300 | 914,000 | 484,300 | — | — | 893,900 | 103,400 | 105,000 | 912,700 | 97,200 | 684,900 |
| France | 2,591,200 | 1,224,400 | 322,500 | 395,600 | 9,100 | — | 322,500 | 37,500 | 39,700 | 337,000 | 13,600 | 455,800 |
| Norway | 529,000 | 473,400 | 139,500 | 333,400 | — | — | 110,200 | 14,300 | 15,600 | 139,500 | 14,900 | 362,600 |
| Czech Republic | 913,000 | 786,400 | 179,300 | 401,500 | — | 21,500 | 17,700 | 3,600 | 3,600 | 114,700 | 2,500 | 429,100 |
| Sweden | 770,000 | 421,600 | 233,400 | 252,800 | — | — | — | — | — | 233,400 | 33,100 | 285,900 |
| Romania | 648,500 | 450,700 | — | 285,200 | — | — | — | — | — | — | — | 285,200 |
| Slovak Republic | 517,800 | 377,200 | 17,300 | 323,100 | — | 8,700 | — | — | — | — | — | 331,800 |
| Belgium | 530,000 | 152,100 | 152,100 | 124,300 | — | — | — | — | — | 152,100 | 15,500 | 139,800 |
| Total | 13,189,000 | 9,956,000 | 4,315,000 | 6,547,600 | 23,800 | 59,300 | 2,839,100 | 357,900 | 391,500 | 4,159,400 | 343,200 | 7,331,800 |
| Latin America: | | | | | | | | | | | | |
| Chile | 2,350,000 | 1,613,800 | 622,800 | 413,000 | — | 9,700 | 622,800 | 121,200 | 135,500 | 622,800 | 8,400 | 552,300 |
| Brazil | 463,000 | 301,000 | — | 15,000 | — | — | — | — | — | — | — | 15,000 |
| Peru | 140,000 | 63,900 | — | 7,700 | — | — | — | — | — | — | — | 7,700 |
| Uruguay | — | — | — | — | — | — | — | — | — | — | — | — |
| Total | 2,953,000 | 1,978,700 | 622,800 | 435,700 | — | 9,700 | 622,800 | 121,200 | 135,500 | 622,800 | 8,400 | 575,000 |
| Grand Total | 16,142,000 | 11,934,700 | 4,937,800 | 6,983,300 | 23,800 | 69,000 | 3,461,900 | 479,100 | 527,000 | 4,782,200 | 351,600 | 7,906,800 |

(1) "Homes in Service Area" are homes in our franchise areas that can potentially be served.

(2) "Homes Passed" are homes that can be connected to our broadband network without further extending the distribution plant.

(3) "Two-way Homes Passed" are homes passed by our network where customers can request and receive the installation of a two-way addressable set-top box, cable modem, transceiver and/or voice port which, in most cases, allows for the provision of video, voice and data (broadband) services.

(4) "Analog Cable Subscriber" is a home or commercial unit connected to our distribution network that receives our video service.

(5) "Digital Cable Subscriber" is a home or commercial unit connected to our distribution network with one or more digital converter boxes that receives our digital video service. A Digital Cable Subscriber is also counted as an Analog Cable Subscriber.

(6) "DTH Subscriber" is a home or commercial unit that receives our video programming broadcast directly to the home via geosynchronous satellites.

(7) "Telephony Homes Serviceable" are homes that can be connected to our broadband network (or twisted pair network in certain areas), where customers can request and receive voice services.

(8) "Telephony Subscriber" is a home or commercial unit connected to our broadband network (or twisted pair network in certain areas), where a customer has requested and is receiving voice services.

(9) "Telephony Lines" are the number of lines provided to our Telephony Subscribers.

(10) "Internet Homes Serviceable" are homes that can be connected to our broadband network where customers can request and receive high-speed Internet access services.

(11) "Internet Subscriber" is a home or commercial unit with one or more cable modems connected to our broadband network, where a customer has requested and is receiving high-speed Internet access services.

(12) "Revenue Generating Unit", or "RGU", is separately an Analog Cable Subscriber, Digital Cable Subscriber, DTH Subscriber, Telephony Subscriber or Internet Subscriber. A home may contain one or more RGUs. For example, if a residential customer in our Austrian system subscribed to our analog cable service, digital cable service, telephone service and high-speed Internet access service, the customer would constitute four RGUs. "Total RGUs" is the sum of Analog, Digital Cable, DTH, Telephony and Internet Subscribers.

**Europe**

UPC's operations are currently organized into three principal divisions. UPC Distribution Holding B.V. ("UPC Distribution"), which delivers video, Internet access and telephone services to residential customers. UPC Media, which comprises its chello broadband, N.V. ("chello broadband") Internet business and its content and programming businesses led by UPCtv, and Priority Telecom, N.V. ("Priority Telecom") which operates its competitive local exchange carrier ("CLEC") business and provides telephone and data network solutions to the business market. The Priority Telecom brand is also used to offer telephone services to residential customers through UPC Distribution. UPC Media provides broadband Internet and interactive digital products and services, transactional television services such as pay per view movies, digital broadcast and post production services and thematic channels for distribution on UPC's network, third party networks and direct-to-home ("DTH") platforms. UPC's subscriber base is one of the largest of any group of broadband communications networks operated across Europe. UPC's goal is to enhance its position as a leading pan-European distributor of video programming services and to become a leading pan-European provider of telephone, Internet access and enhanced video services, offering a one-stop shopping solution for residential and business communication needs. UPC plans to execute this goal by increasing the penetration of its enhanced services, such as telephone and high-speed Internet access, primarily within its existing customer base.

*UPC Distribution*

UPC's distribution division delivers video services, and in many of its Western European systems, telephone and high-speed Internet access services to the residential market. UPC's distribution division also offers residential Internet and telephone services in some of its Eastern European systems. Approximately 74.9% of the network in UPC's Western European systems, excluding Germany, is upgraded, as well as approximately 21.4% of its Eastern European systems. In The Netherlands, Austria, France, Norway and Sweden, UPC provides digital video services.

During 2000 through 2002, UPC undertook a significant project of upgrading and integrating its information technology systems, creating a pan-European infrastructure to support the delivery of its services. The primary purpose of the project was the integration of software applications and processes into a complete information technology ("IT") and business solution. Various modules, such as billing and collection, customer care, activation and provisioning, capacity management and reporting were linked to a pan-European data center based in The Netherlands. By the end of 2002, UPC had migrated more than 3.4 million customers in France and The Netherlands to the new platform.

*UPC Distribution – Video*

UPC has approximately 6.6 million consolidated subscribers to its basic tier video services, as well as an additional approximately 141,000 consolidated subscribers to its DTH service in Hungary, the Czech Republic and the Slovak Republic. UPC plans to continue increasing its revenue per subscriber through rate increases and by expanding its video program offerings such as adding new channels to its expanded basic tier and increasing the number and time availability of pay-per-view services.

In areas where UPC's cable television franchises are exclusive, its operating companies generally face competition from DTH satellite service providers and in certain areas, television terrestrial broadcasters. UPC faces the most competition from DTH providers in France, Poland, Norway and Sweden. In those areas where UPC's cable television franchises are non-exclusive, its operating companies face competition from other cable television providers, in addition to DTH satellite service providers and television terrestrial broadcasters.

*UPC Distribution – Voice*

The cable telephone technology that UPC is using allows telephone traffic to be carried over its upgraded network (with the exception of Hungary) without requiring the installation of twisted copper pair. This technology requires the addition of equipment at the master telecom center, the distribution hub and in the customer's home to transform voice communication into signals capable of transmission over the fiber and coaxial cable. UPC is currently working in close cooperation with some suppliers to develop the possible introduction of alternative telephony technologies, including Voice over Internet Protocol ("VoIP"). VoIP is well-suited for many of UPC's networks, as the technology used is similar to UPC's existing Internet service. Because of these similarities, UPC believes it can decrease significantly its capital expenditures for the introduction of VoIP as compared to other technologies. Since VoIP is in the relatively early stages of development and VoIP services are not rolled out on any significant scale in the world, there can be no assurances that UPC will be able to successfully launch VoIP services to its customers.

UPC generally prices its telephone service at a discount compared to services offered by incumbent telecommunications operators. UPC is, however, reviewing this strategy in order to improve its gross margin. Because of the relatively high European local tariff rates, UPC believes potential customers will be receptive to its telephone services, especially in a bundled offer with any of its other services. In addition to offering competitive pricing, UPC offers a full complement of services to telephone subscribers including custom local area signaling services ("CLASS"). CLASS offers caller ID, call waiting, call forwarding, call blocking, distinctive ringing and three-way calling. UPC also provides voice mail and second lines. The introduction of number portability in some of UPC's markets, including The Netherlands, Norway and France, provides an even greater opportunity, as potential customers will be able to subscribe to UPC's service without having to change their existing telephone numbers.

Each operating company that offers telephone services has entered into an interconnection agreement with the incumbent national telecommunications service provider. In addition, certain of these operating companies have also entered into interconnection agreements with other telecommunications service providers, providing alternative routes and additional flexibility. Even though UPC has secured these interconnection arrangements, UPC may still experience difficulty operating under them.

In the provision of telephone services, UPC's operating companies face competition from the incumbent telecommunications operator in each country. These operators have substantially more experience in providing telephone services and may have greater resources to devote to the provision of telephone services. In many countries, UPC's operating companies also face competition from other new telephone service providers and wireless telephone providers.

*UPC Distribution – Internet*

UPC currently offers Internet services in nine countries. Cable modem technology allows access to the Internet over UPC's existing upgraded network. This data communication is transformed into signals capable of transmission over fiber and coaxial cable by the addition of incremental electronic equipment, including servers, routers and cable modem termination systems at the headend/distribution hub. Cable modems allow Internet access at speeds significantly faster than traditional dial-up access. A number of different technologies designed to provide much faster access than traditional dial-up modems, such as Integrated Services Digital Network ("ISDN") and digital subscriber line ("DSL"), compete with UPC's cable modem access technology. Cable modem technology, unlike most other high-speed technologies, is based on the widely used Transmission Control Protocol/Internet Protocol ("TCP/IP"), which is used on local area networks and the Internet. A global standard for TCP/IP has been created and accepted.

The primary components of network assets and systems are the network operations center, the Always On Ready To Access ("AORTA") backbone infrastructure, and Internet related equipment and assets at master and regional data centers containing servers, routers and associated software. This infrastructure allows Internet traffic to be rerouted if parts of the network are congested or impaired. The core infrastructure connects Amsterdam, Stockholm, Vienna, Paris, Brussels, London, Oslo and New York. The network operations center is used to monitor the quality of services. This center, located in Amsterdam, operates 24 hours per day, 7 days per week, and manages the infrastructure, regional data centers, regional networks, head-end facilities, servers and other components of the network infrastructure. UPC has deployed bandwidth monitoring tools which are critical for effective network cost control. The bandwidth monitoring tools enable UPC to introduce pricing policies, whereby Internet users pay fees based on their use of the Internet, rather than a fixed fee.

In providing Internet access to its customers, UPC faces competition from incumbent telecommunications companies and other cable-based and non-cable-based Internet service providers. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed access services. UPC expects to face strong competition from DSL operators for its Internet service in the future.

*Western Europe*

*Austria: UPC Telekabel Group.* UPC Telekabel Group consists of five Austrian corporations, each of which owns a cable television operating system. UPC owns 95.0% of, and manages, each UPC Telekabel Group company. Each of the respective cities in which the operating systems are located owns, directly or indirectly, the remaining 5.0% interest in each company. UPC Telekabel Group provides cable television and communications services to the Austrian cities of Vienna, Klagenfurt, Graz, Baden and Wiener Neustadt. UPC Telekabel Group's largest subsidiary, Telekabel Wien, serves Vienna and represents approximately 87.0% of UPC Telekabel Group's total subscribers. Telekabel Wien owns and operates one of the largest clusters of cable systems in Europe in terms of subscriber numbers served from a single headend. UPC intends to capitalize on UPC Telekabel Group's strong market position and positive perception by its customers by continuing to expand UPC Telekabel Group's service offerings, as its network is approximately 99.7% upgraded to full two-way capability. UPC Telekabel Group initially launched an expanded basic tier, impulse pay-per-view services and Internet access services in 1997. UPC Telekabel Group launched digital video services in Austria in the second half of 2001.

*Belgium: UPC Belgium.* UPC Belgium, UPC's wholly-owned subsidiary, provides cable television and communications services in selected areas of Brussels and Leuven. UPC Belgium plans to continue increasing revenues through the sale of services that currently are not subject to price regulation. UPC Belgium offers expanded basic tier cable television service, and also distributes three premium channels, two in Brussels and one in Leuven, which are provided by Canal+ Group, the television and film division of Vivendi Universal ("Canal+"). UPC Belgium's network is fully upgraded to two-way capability. UPC Belgium began offering Internet access services in September 1997.

*France: UPC France.* UPC France is one of the largest cable television providers in France in terms of homes passed and number of subscribers. UPC France's network is approximately 49.0% upgraded to two-way capability, and UPC is continuing to upgrade some of the remaining network to be able to offer cable telephone and Internet services. UPC France's major operations are located in suburban Paris, the Marne laVallee area east of Paris, Lyon and in other towns and cities throughout France. UPC currently owns through UPC France approximately 92.0% of Médiaréseaux S.A., which in turn holds all of UPC's interests in the distribution activities in France.

*The Netherlands: UPC Nederland.* UPC's Dutch systems are its largest group of cable television and communications systems. Approximately 86.9% of its Dutch network is fully upgraded. As UPC Nederland's subscribers are located in large clusters, including the major cities of Amsterdam, Rotterdam, and Eindhoven, UPC Nederland has constructed a national fiber backbone to interconnect these regional networks. As a result of the high penetration in UPC's Dutch systems and the rate regulation of the basic video tier in many of UPC Nederland's franchise areas, UPC Nederland has focused its efforts on increasing revenue per subscriber in these systems through the sale of expanded video services, telephone and Internet services. In 2002 UPC Nederland achieved cost savings through continued rationalization of operating activities. Over the period 2001 and 2002, UPC Nederland implemented a new subscriber management system involving the consolidation of a number of customer databases. As part of this implementation, there has been a systematic reduction in the period over which an overdue account is disconnected for non-payment of service fees. This has resulted in reductions to the subscribers in the subscriber database in the fourth quarter of 2002 and is expected to be completed by the end of the second quarter of 2003.

*Norway: UPC Norge.* UPC Norge is Norway's largest cable television operator in terms of number of subscribers. UPC Norge's main network is located in Oslo and its other systems are located primarily in the southeast and along the southwestern coast. UPC Norge's network is approximately 39.6% upgraded to two-way capability. UPC's goals for UPC Norge's cable television business are to continue to increase its penetration rate and improve its revenue per subscriber by providing additional programming and services.

*Sweden: UPC Sweden.* UPC Sweden operates cable television and communications systems servicing the greater Stockholm area. UPC Sweden's network is approximately 61.1% upgraded to two-way capability. UPC Sweden leases the fiber optic cables it uses to link to its main headend under agreements with Stokab, a city-controlled entity with exclusive rights to lay ducts for cables for communications or broadcast services in the City of Stockholm. The main part of the leased ducting and fiber optic cables is covered by an agreement, which expires in January 2019. Additional fiber optic cables are leased under several short-term agreements, which have three to ten year terms.

***Central and Eastern Europe***

*Czech Republic: UPC Ceska' republika as.* UPC's Czech Republic subsidiary provides cable television services in more than 80 cities and towns, including Prague and Brno, the two largest cities in the country. UPC's network in the Czech Republic is approximately 35.1% upgraded to two-way capability, and UPC offers a number of tiers of programming services.

*Hungary: UPC Magyarorszag.* UPC's network in Hungary is approximately 50.6% two-way upgraded. UPC Magyarorszag currently offers a number of tiers of programming services. Monor Telefon Tarsasag Rt. ("Monor"), one of UPC's Hungarian operating companies, has offered traditional switched telephone services over a twisted copper pair network in the Southeastern part of Pest County since December 1994. Monor's exclusive local-loop telephone concession for the Monor region of Hungary expired at the end of 2002. During 2002 UPC began to offer DSL services over the Monor telephony network.

*Poland: UPC Polska.* UPC Polska owns and operates the largest cable television system in Poland in terms of number of subscribers. UPC Polska's subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland. In addition, until December 7, 2001, UPC Polska had a DTH broadcasting service for Poland, targeted at homes outside of its cable network coverage area. In December 2001, UPC Polska sold its Polish and United Kingdom DTH assets to Telewizyjna Korporacja Partycpacyjna ("TKP"), a subsidiary of Canal+, and retained a 25.0% ownership interest in TKP. UPC Polska currently offers cable subscribers three packages of cable television service. Some areas are offered a package of up to 60 channels. For an additional monthly charge, certain of UPC's cable networks have offered premium television services, mainly the HBO Poland service. In February 2002, UPC Polska began distribution of Canal+ Multiplex, a Polish-language premium package of three movie, sport and general entertainment channels, through its network on terms set forth in an agreement with Canal+. UPC Polska and TKP are currently negotiating a definitive long-term channel carriage agreement for UPC Polska's carriage of Canal+Multiplex. UPC Polska's network is approximately 10.2% upgraded to two-way capability.

UPC Polska has been able to avoid constructing its own underground conduits in certain areas by entering into a series of agreements with TPSA (the Polish national telephone company), which permit UPC Polska to use TPSA's infrastructure for an indefinite period or, in some instances, for fixed periods up to 20 years. If UPC Polska uses the cables for a purpose other than cable television, such as data transmission, telephone, or Internet access, such use could be considered a violation of the terms of certain conduit agreements, unless this use is expressly authorized by TPSA. There is no guarantee that TPSA would give its approval to permit other uses of the conduits.

*UPC Media*

*chello broadband.* Through agreements with UPC Distribution and other non-UPC companies, chello broadband provides product development, aspects of customer support, local language broadband portals and marketing support for a fee, based upon a percentage of subscription and installation revenue as determined in the agreements. The agreements further provide that in the future the local operator will receive a percentage of chello broadband's ecommerce and advertising revenue. In the provision of Internet access services and online content, chello broadband products face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non-cable-based Internet service providers and Internet portals. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed Internet access services.

*Interactive Services.* UPC expects the development of interactive television ("iTV") services to play an important role in the take up of its digital television product. UPC's Interactive Services Group within UPC Media is responsible for core digital products, such as electronic program guide ("EPG"), walled garden, television-based email, and PC / TV portals as well as other television and PC-based applications supporting various areas, including communications services and enhanced television ("ETV") services. UPC expects to offer increasing support and services built upon the core platform to enable areas such as on-screen betting, synchronous broadcast of interactive applications and games services. UPC has successfully completed the initial launch of its base set of services (such as EPG and walled garden) in both The Netherlands and Austria. Because these are new products that have not yet received significant customer acceptance, UPC is unable to predict when or if it will be able to market these products successfully.

*Transactional Television.* Transactional television, branded as "Arrivo", consisting of Near Video On Demand ("NVOD") and Video On Demand ("VOD"), is another important component of UPC's digital services. UPC's current digital product includes 42 channels of NVOD programming in The Netherlands and 56 channels of NVOD programming in Austria. A NVOD service is scheduled to be launched in Norway and Sweden later in 2003. Arrivo provides digital customers with a wide range of Hollywood blockbusters and other movies. Arrivo is also in the process of developing VOD services for UPC's affiliates and other cable operators. The VOD service will provide VOD subscribers with enhanced playback functionality and will give subscribers access to a broad array of on-demand programming, including movies, live events, local drama, music videos, kids programming, and adult programming. However, since the VOD product is still under development, UPC can give no assurance as to when or if it will become successful.

*Pay Television.* UPCtv produces and markets its own pay television products, currently consisting of three thematic channels launched in 1999 and 2000. The channels target the following genres: extreme sports and lifestyles ("Extreme"); women's information and entertainment ("Club"); and real life documentaries ("Reality TV"). All three channels originate from UPC's Digital Media Center ("DMC") located in Amsterdam. The DMC is a technologically advanced production facility that services UPCtv and other clients with channel origination, post-production and satellite and fiber transmission. The DMC delivers high-quality, customized programming by integrating different video elements, languages (either in dubbed or sub-titled form) and special effects, then transmits the final product to various customers in numerous countries through UPC's cable systems and DTH platforms, as well as through cable systems and DTH platforms not affiliated with UPC. UPCtv has approximately 12.1 million programming subscribers. A programming subscriber is the product of a home our programming business provides video programming to and the number of channels that same programming business produces.

UPC is also involved in branded equity ventures for the development of country specific programming, including Iberian Programming Services, Xtra Music, Cinenova, MTV Networks Polska and ATV. UPC is currently reviewing, and may decide to divest, certain of its investments in such equity ventures.

UPC also owns approximately 21.0% of SBS Broadcasting SA ("SBS"), which creates, acquires, packages and distributes programming and other media content in many of UPC's territories and elsewhere in Europe via commercial general entertainment television channels, radio stations and the Internet. On April 9, 2003, UPC sold its interest in SBS to a subsidiary of ours for €100.0 million (the "SBS Transaction").

*Priority Telecom.* Priority Telecom, based in Amsterdam, is a facilities-based business telecommunications provider that focuses primarily on its core metropolitan markets in the Netherlands, Austria and Norway. Priority Telecom provides voice services, high-speed Internet access, private data networks and customized network services to over 7,700 business customers. Targeted mainly towards medium and large business customers and metropolitan/national telecommunications providers, Priority Telecom capitalizes on its dense metropolitan fiber network and experienced direct local sales force. Priority Telecom is a publicly traded company on Euronext Amsterdam under the symbol "PRIOR."

During 2002, Priority Telecom focused on enhancements in the overall cost structure and improvement of productivity and quality of service. At the end of the first quarter of 2002, Priority Telecom announced a rationalization of its workforce. This rationalization program resulted in substantial reductions in personnel related expenses, while designating and concentrating resources upon the functions of selling, delivering, customer service and billing as core competencies within the organization. The number of employees decreased significantly in all three core markets, while improving operational excellence via resource additions within the direct sales, network engineering/operations and billing organizations. Besides limiting personnel related expenses, Priority Telecom constrained capital spending to investments directly tied to customer related growth and operational support systems that further increase the efficiency and quality of service provided to existing and new customers. Specific economic mandates were established to ensure the attainment of minimum profitability criteria related to each component of the company's product portfolio. These controls included targeting subscriber opportunities that yield positive cash contributions for all new sales closures within the first twelve months. Furthermore, selected price increases were issued and sales initiatives were directed toward product bundling and cluster sales in order to efficiently leverage the fiber infrastructure. Management established stringent controls regarding procurement, pricing, capital investments and recruitment, to include strict delegation of approval authority and accountabilities.

To enhance billing quality, a single, convergent billing platform (ADC's SingleView) was implemented during the second half of 2002. This significantly increased Priority Telecom's financial reporting capabilities as well as fundamentally improving the billing integrity seen by our customers. Furthermore, via the implementation of extensive network management and monitoring systems and the establishment of a Customer Quality of Service Monitoring Center, the efficiency of the network was improved and the operational integrity was enhanced. The streamlined organization and improved efficiencies are designed to enable Priority Telecom to increase its competitiveness within the business-to-business telecommunications sector.

During 2002, Priority Telecom extended its product portfolio, offering a full range of telecommunications solutions. Priority Telecom commercially launched several enhanced products across its voice, data and Internet portfolio with key enhancements aimed at meeting the present and future needs of the business community, including an intelligent routing based call center solution and high capacity lease lines.

UPC and its operating companies have an operating agreement with Priority Telecom, whereby Priority Telecom offers a range of services to UPC's operating companies and UPC's operating companies offer a range of services to Priority Telecom. The services which UPC provides to Priority Telecom include equipment, local loop and other capacity leases, human resources, billing, information technology and co-location services. Priority Telecom faces competition from the incumbent telecommunications operators and from other CLEC operators in the countries in which it does business. Some of these operators have substantially more experience in providing telephone services and have substantively greater resources to devote to the provision of telephone services.

## Latin America

### *VTR*

*Video.* Our largest operation in Latin America is our 100%-owned Chilean operation, VTR. We hold our interest in VTR indirectly through United Latin America, Inc. ("ULA"). Through VTR we are the largest provider of video services in Chile in terms of number of subscribers. VTR also uses multi-channel multi-point distribution systems ("MMDS") and satellite delivered DTH technologies to supply video services to its subscribers. Wireline cable is VTR's primary business representing approximately 98.5% of VTR's video subscribers. VTR has an approximate 66.0% market share of cable television services throughout Chile and an approximate 50.0% market share within Santiago, Chile's largest city. VTR's channel lineup consists of 50 to 68 channels segregated into two tiers of service – a basic service with 50 to 54 channels and a premium service with 14 channels. VTR offers basic tier programming similar to the basic tier program lineup in the United States plus more premium-like channels such as HBO, Cinemax and Cinecanal on the basic tier. As a result, subscription to VTR's existing premium service package is limited because VTR's basic cable package contains similar channels. In order to better differentiate VTR's premium service and increase the number of subscribers to premium service and, therefore, average monthly revenue per subscriber, VTR anticipates gradually moving some channels out of its basic tier and into premium tiers or pay-per-view events, offering additional movies and additional adult programming on premium tiers in the future. For the programming services necessary to compile its channel lineups, VTR relies mainly on international sources, including suppliers from the United States, Europe, Argentina and Mexico. Domestic cable television programming in Chile is only just beginning to develop around local events such as soccer matches.

*Voice.* VTR began marketing cable telephone service to residential customers in several communities within Santiago in 1997, and today continues its wide-scale rollout of residential cable telephone service in 21 communities within Santiago and eight cities outside Santiago. Approximately 57.4% of the homes passed by VTR's cable television systems are capable of using VTR's telephone services. VTR is technologically capable of providing telephone service to approximately 1.0 million homes. VTR offers basic dial tone service as well as several value-added services, including voice mail, caller ID, speed dial, wake-up service, call waiting, call forwarding, local bill detail, integrated billing (triple play), access control service, unlisted number and directory assistance. VTR primarily provides service to residential customers who require one or two telephone lines. VTR also provides service to small businesses and home offices. In general, VTR has been able to achieve approximately 20.0% to 25.0% penetration of its new telephone markets within the first year of marketing. VTR has the necessary interconnect agreements with local carriers, cellular operators and long distance carriers to allow VTR to provide its telephone services. Interconnect agreements are mandatory for all local carriers.

*Internet.* In 1999, VTR began offering high-speed Internet access over its Santiago network to limited areas using one-way cable modem technology with telephone return. While waiting for completion of its two-way network upgrade, low computer penetrations, low Internet usage, high international bandwidth and construction costs did not justify a full scale rollout until 2001. Now with a two-way network passing approximately 56.6% of homes passed, VTR offers two alternatives of always-on, unlimited-use services to residences and small/home offices – a high speed service (up to 300 kbps) and a moderate speed service (up to 64 kbps). To a moderate to heavy Internet user, VTR's Internet service is generally less expensive than a dial-up service with its metered usage. Given VTR's first mover advantage in residential high-speed Internet and recent deployments in the large regional cities of Iquique, Antofagasta, Concepcion, Quilpue, Villa Alemana, Viña del Mar, Valparaiso and Rancaqua, customers increased approximately 183.5% to 70,300 in 2002. The profitability of VTR's Internet business continues to improve as subscribers increase and bandwidth costs decrease.

## Asia/Pacific

### *Austar United*

Austar United is Australia's second largest subscription television operator, providing principally satellite delivered pay television services to regional and rural Australia. Austar United also provides communications services to its customers, bundling mobile telephony and Internet services with its television product. Austar United was the first company in Australasia to launch digital interactive television and is the only pay television provider in substantially all of its service areas. We do not consolidate the results of operations of Austar United, effective November 15, 2001.

We hold 25.5% of our indirect interest in Austar United through our 50.0% owned affiliate United Australia/Pacific, Inc. ("UAP") and 30.3% through United Asia/Pacific Communications, Inc. ("Asia/Pacific"). On March 29, 2002, petitions were filed under Chapter 11 of the United States Bankruptcy Code with respect to UAP. On December 21, 2002, UAP filed a plan of reorganization, pursuant to which an affiliate of Castle Harlan Australian Mezzanine Partners Pty. Ltd. ("CHAMP") would acquire UAP's indirect approximate 63.2% interest in United Austar, Inc., the holding company that holds 80.7% of the outstanding common shares of Austar United. UAP's indirect interest in United Austar, Inc. constitutes substantially all of UAP's assets. The purchase price for UAP's indirect interest in Austar United is $34.5 million in cash, which is to be distributed to the holders of UAP's senior notes due 2006 in complete satisfaction of their claims. The proposed transaction was confirmed by the U.S. Bankruptcy Court in March 2003, and approved by Austar United's banking syndicate on April 4, 2003. We expect the transaction to close sometime during the second quarter of 2003. Following completion of the transaction, CHAMP will make a follow-on offer for the remainder of Austar United that is publicly owned (approximately 18.7%). The follow-on offer per-share price will be equivalent to the price CHAMP will have paid to the UAP bondholders for the indirect interest owned by UAP. After completion of the follow-on offer to Austar United's shareholders, CHAMP and we have agreed to fully underwrite an Austar United equity rights issue of A$63.5 million, at the per-share price CHAMP will have paid to the UAP bondholders for the indirect interest owned by UAP. We expect to satisfy our share of the equity rights issue with restricted cash and certain receivables from Austar United.

**Competition**

In areas where our cable television franchises are exclusive, our operating companies generally face competition only from DTH satellite service providers and terrestrial television broadcasters. We have faced the most competition from DTH providers in France, Poland and Sweden. In those areas where our cable television franchises are nonexclusive, including Chile, France, Sweden and Poland, our operating companies face competition from other cable television service providers, DTH satellite service providers and terrestrial television broadcasters. In the provision of telephone services, our operating companies face competition from the incumbent telecommunications operator in each country. These operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services. In many countries, our operating companies also face competition from other cable telephone providers and wireless telephone providers. In the provision of Internet access services and online content, we face competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non-cable based Internet service providers and Internet portals. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed access services. We have recently encountered competition from other technologies such as DSL, which provides high-speed Internet access over traditional telephone lines. Both incumbent and alternative providers offer DSL services. We expect DSL to be a strong competitor to our Internet service in the future.

**Employees**

As of December 31, 2002, we, together with our consolidated subsidiaries, had approximately 10,500 employees. Certain of our operating subsidiaries, including our Austrian, Dutch and Norwegian systems are parties to collective bargaining agreements with some of their respective employees. We believe that our relations with our employees are good.

**Regulation**

The distribution of video, telephone and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country. Adverse regulatory developments could subject us to a number of risks. These regulations could limit our growth plans, limit our revenues, and limit the number and types of services we offer in different markets. In addition, regulation may impose certain obligations on our systems that subject them to competitive pressure, including pricing restrictions, interconnect obligations, open-network provision obligations and restrictions on content we deliver, including content provided by third parties. Failure to comply with current or future regulation could expose us to various penalties.

***European Union***

In general, the regulatory environment in the European Union ("EU") countries in which we operate is, to an increasing degree, shaped by the EU framework. Since January 1, 1998, EU directives have set out a framework for telecommunications regulation, which all EU member states must follow. These directives are the subject of regular implementation reports from the European Commission, the EU's executive body, which assesses the compliance of EU member states with the various requirements of the directives. In addition, the European Commission has taken action to enforce compliance on EU member states. The EU is taking steps to substantially increase the level of harmonization across the whole range of communications and broadcasting services.

Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom are all member states of the EU. As such, these countries are required to enact national legislation which implements EU directives. Although not an EU member state, Norway is a member of the European Economic Area and has generally implemented or is implementing the same principles on the same timetable as EU member states. The Czech Republic,

Hungary, Malta, Poland, Romania and the Slovak Republic, which are in the process of negotiating their membership in the EU, have started adjusting their regulatory system to EU requirements. All of these countries, with the exception of Romania, are expected to accede to the EU during 2004, and Romania is expected to join later. As a result, most of the markets in which UPC operates have been significantly affected by regulation initiated at the EU level.

This year, the EU regulatory framework applying to UPC's business will be substantially changed. A package of five new directives have to be implemented into the law of the 15 member states. Four of these were published in the European Commission's Official Journal on April 24, 2002 and must be transposed into the national laws of and become effective in Member States by July 25, 2003. The provisions of the fifth directive (the Electronic Communications Data Protection Directive) need be transposed into the national laws of, and become effective in, member states by October 30, 2003.

The new regulatory framework seeks, among other things, to harmonize national regulations and licensing systems and further increase market competition. These policies will seek to harmonize licensing procedures, reduce administrative fees, ease access and interconnection, and reduce the regulatory burden for telecommunications companies. The framework relies on general competition laws rather than regulation to prevent dominant carriers from abusing their market power.

Certain key elements of the old and new EU regimes are set forth below. This is not intended to be a comprehensive description of all aspects of regulation in this area.

*Conditional Access for Video Services.* EU member states may regulate the offering of conditional access systems, such as those used for the expanded basic tier services offered by many of UPC's operating companies. Under EU law, providers of such conditional access systems may be required to make them available on a fair, reasonable and non-discriminatory basis to other video service providers, such as broadcasters. This requirement will be carried into the new regime.

*Telephone Interconnection.* An EU directive sets forth the general framework for interconnection, including general obligations for telecommunications operators to allow interconnection with their networks. Public telecommunications network operators are required to negotiate interconnection agreements on a non-discriminatory basis. Public telecommunications network operators with significant market power, which, although it may vary, is generally presumed when an operator has 25.0% or more of the relevant market, are subject to additional obligations. They must offer interconnection without discriminating between operators that offer similar services, and their interconnection charges must follow the principles of transparency and be based on the actual cost of providing the interconnection and carriage of telephone traffic. The directive also contains provisions on collocation of facilities, number portability with certain exceptions, supplementary charges to contribute to the costs of universal service obligations and other interconnection standards.

Under the new regime, the specific obligations that presently exist will no longer be automatic but, instead, can be imposed by national regulatory authorities at their discretion on operators with significant market power. The threshold for significant market power will change to equate with the competition law concept of dominance. This is not a market share test per se, but it is not likely that the test would be met with a market share of less than 40%. In practice, UPC does not expect the new interconnection regime to differ materially from that in force today.

*Telephone Licensing.* EU member states are required to adopt national legislation so that providers of telecommunications services generally require either no authorization or a general authorization which is conditional upon "essential requirements," such as the security and integrity of the network's operation. However, operators of public voice telephony such as UPC generally require an individual license. Licensing conditions and procedures must be objective, transparent and non-discriminatory. In addition, telecommunications operators with significant market power, typically 25.0% of the relevant markets, may be subjected by EU member states to more burdensome conditions than the authorizations held by other providers. License fees can only include administrative costs, except in the case of scarce resources where additional fees are allowed. The new regulatory package will see a move to general authorizations rather than individual licenses in almost all cases.

***National Regulations***

*Distribution/Video Licenses.* Our operating companies are generally required to either obtain licenses, permits or other governmental authorizations from, or notify or register with relevant local or regulatory authorities to own and operate their respective distribution systems. Generally, these licenses are non-exclusive. In many countries, licenses are granted for a specified number of years.

The businesses of UPC's operating companies are dependent on these licenses, permits and authorizations and the loss or non-continuation of them, as a result of noncompliance with their terms or otherwise, could have a material adverse effect on UPC. UPC believes it is in material compliance with the material terms of such licenses, permits and authorizations.

In some countries, UPC pays annual franchise fees based on the amount of UPC's revenues. In other countries, the fee consists of a payment upon initial application and/or nominal annual payments.

*Video "Must Carry" Requirements.* In most countries where UPC provides video and radio service, UPC is required to transmit to subscribers certain "must carry" channels, which generally include public national and local channels. In some countries UPC can be required to transmit quite a large number of channels by virtue of these requirements. To date, there has been no meaningful oversight of this issue at EU level. This will change when the new regulatory package comes into effect. Member states will only be permitted to impose must carry obligations where they are necessary to meet clearly defined general interest objectives and where they are proportionate and transparent. Any such obligations shall be subject to periodic review. It remains to be seen what effect this new rule will have in practice but UPC expects it to lead to a reduction of the size of any must-carry package.

*Pricing Restrictions.* Local or national regulatory authorities in many countries where UPC provides video services also impose pricing restrictions. Often, the relevant local or national authority must approve basic tier price increases. In certain countries, price increases will only be approved if the increase is justified by an increase in costs associated with providing the service or if the increase is less than or equal to the increase in the consumer price index. Even in countries where rates are not regulated, subscriber fees may be challenged if they are deemed to constitute anti-competitive practices. These price restrictions are generally not applied to expanded basic tier or digital programming.

*Internet/Data.* UPC's chello broadband subsidiary and most of UPC's operating companies must comply with both EU regulation and with relevant domestic law in the provision of Internet access services and on-line content. In several countries, including Norway and France, the provision of Internet/access services does not require any sort of license or notification to a regulatory body. Other countries, including Austria, Belgium and The Netherlands, require that providers of these services register with or notify the relevant regulatory authority of the services they provide and, in some cases, the prices charged to subscribers for such services.

UPC's operating companies that provide Internet services must comply with both Internet-specific and general legislation concerning data protection, content provider liability and electronic commerce. As regulation in this area develops, it will likely have a significant impact on the provision of Internet services by UPC's operating companies.

***European Competition Law and Other Matters***

EU directives and national consumer protection and competition laws in UPC's Western European and certain other markets impose limitations on the pricing and marketing of integrated packages of services, such as video, telephone and Internet access services. These limitations are common in developed market economies and are designed to protect consumers and ensure a fair competitive market. While UPC may offer its services in integrated packages in its Western European markets, UPC is generally not permitted to make subscription to one service, such as cable television, conditional upon subscription to another service, such as telephone, that a subscriber might not otherwise take. In addition, we must not abuse or enhance a dominant market position through unfair anti-competitive behavior. For example, cross-subsidization between our business lines that would have this effect would be prohibited.

As we become larger throughout the EU and in individual countries in terms of service area coverage and number of subscribers, we may face regulatory scrutiny. Regulators may prevent certain acquisitions or permit them only subject to certain conditions. In a number of non-EU jurisdictions where our operating companies have a significant market presence, we are subject to certain limitations. For example, in Hungary a single cable operator may not provide service to homes exceeding, in the aggregate, one-sixth of the Hungarian population.

***Chile***

Cable and telephone applications for concessions and permits are submitted to the Ministry of Transportation and Telecommunications, which, through the Subsecretary of Telecommunications, is the government body in Chile responsible for regulating and granting concessions and registering all telecommunications. Wireline cable television licenses are non-exclusive and granted for indefinite terms, based on a business plan for a particular geographic area. There is an 18.0% value added tax levied on video services but no royalty or other charges associated with the re-transmission programming from broadcasting television networks. Wireless licenses have renewable terms of 10 years. VTR has cable permits in most major and medium sized markets in Chile. Cross ownership between cable television and telephone is also permitted.

The General Telecommunications Law of Chile allows telecommunications companies to provide service and develop telecommunications infrastructure without geographic restriction or exclusive rights to serve. Chile currently has a competitive, multi-carrier system for international, local and long distance telecommunications services. Regulatory authorities currently determine prices for local services until the market is determined to be competitive. The maximum rate structure is determined every five years. Local service providers with concessions are obligated to provide service to all concessionaires who are willing to pay for an extension to get service. Local providers must also give long distance service providers equal access to their network connections.

## PROPERTIES

Our principal physical assets consist of broadband networks and equipment, including signal receiving, encoding and decoding devices, headend reception facilities, distribution systems and customer drop equipment for each of our broadband networks. Our broadband plant and related equipment are either attached to utility poles under pole rental agreements with local public utilities and telephone companies, or buried in underground ducts or trenches. We own or lease real property for signal reception sites and own most of our service vehicles. We lease our executive offices in Denver, Colorado. Our various operating companies lease or own their respective administrative offices, headend facilities, tower sites and other property necessary for their operations. We generally own the towers on which our equipment is located. The physical components of our broadband networks require maintenance and periodic upgrades to support the new services and products we introduce. We believe that our properties are in good operating condition and are suitable for our business operations.

## LEGAL PROCEEDINGS

The following is a description of the legal proceedings to which we or one of our subsidiaries is a party. In addition, from time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of business. In the opinion of our management, the ultimate resolution of these legal proceedings would not likely have a material adverse effect on our business, results of operations, financial condition or liquidity. With respect to UPC's legal proceedings, to the extent UPC has any liability and such liability is owed by UPC, it will distribute shares of New UPC common stock as provided under its plan of reorganization in satisfaction of such claim.

On September 30, 2002, we, UPC and members of an ad-hoc committee representing UPC's bondholders (the "Bondholder Committee") signed definitive agreements for the recapitalization of UPC. On December 3, 2002, UPC filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "U.S. Chapter 11 Case") with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"), including the pre-negotiated Reorganization Plan. In order to fully achieve the restructuring, including the distributions contemplated by the Reorganization Plan, it was necessary to effect the restructuring under the laws of The Netherlands. Accordingly, in conjunction with the commencement of the U.S. Chapter 11 Case on December 3, 2002, UPC commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law (the "Dutch Bankruptcy Case"). On December 3, 2002, UPC filed a proposed plan of compulsory composition (the "Akkoord") with the Amsterdam Court (Rechtbank) (the "Dutch Bankruptcy Court") under the Dutch Faillissementswet (the "Dutch Bankruptcy Code"). UPC submitted a revision to the Reorganization Plan in the U.S. Bankruptcy Court and to the Akkoord in the Dutch Bankruptcy Court on December 23, 2002, and a subsequent revision on January 7, 2003. The U.S. Bankruptcy Court confirmed the Reorganization Plan on February 20, 2003. The Dutch Bankruptcy Court ratified the Akkoord on March 13, 2003. On March 21, 2003, InterComm Holdings L.L.C. ("ICH"), a creditor in the Dutch moratorium proceeding with a €1.00 claim and one vote, appealed the Dutch Bankruptcy Court's ratification of the Akkoord. The Dutch Court of Appeals held a hearing on the appeal on April 1, 2003, and is expected to rule on the appeal on or about April 15, 2003. UPC believes the appeal is without merit. The U.S. Bankruptcy Court has already overruled an objection brought by ICH in the parallel U.S. Chapter 11 Case. UPC does not expect that this appeal will affect the successful completion of UPC's restructuring, which is in its final stages. The appeal will, however, delay completion of the restructuring into the second quarter of 2003.

On March 21, 2002, UPC received a notice of a class action lawsuit for damages which was filed in the U.S. District Court for the Southern District of New York against UPC, its officers and certain other persons, including certain of the underwriters for UPC's initial public offering in February 1999. According to the complaint, violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act") and Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, were based on the purported failure of UPC, its officers and other defendants to disclose that some of the underwriters in the offering, including the lead underwriters, had solicited and received excessive and undisclosed commissions from certain investors. The U.S. Bankruptcy Court lifted the automatic stay in the U.S. Chapter 11 Case to permit the plaintiffs to pursue this litigation for the purpose of attempting to obtain a judgment or settlement up to the amount of UPC's insurance in respect to such liability and to collect any judgment or settlement solely out of such insurance in full satisfaction of any such claim. UPC believes that the claims are without merit and intends to vigorously defend against these allegations. Since more than 200 similar class actions have been filed against other companies, primarily against the underwriters, there are discussions going on to release the companies from these lawsuits. UPC and its insurance company are also involved in those discussions.

On July 4, 2001, ICH, InterComm France CVOHA ("ICF I"), InterComm France II CVOHA ("ICF II"), and Reflex Participations ("Reflex," collectively with ICF I and ICF II, the "ICF Party") served a demand for arbitration on UPC, UGC Holdings, and its subsidiaries, Belmarken Holding B.V. ("Belmarken") and UPC France Holding B.V. The claimants allege breaches of obligations allegedly owed by UPC in connection with the ICF Party's position as a minority shareholder in Médiaréseaux S.A. The claimants seek relief in the nature of immediate acceleration of an alleged right to require UPC or an affiliate to purchase all or any of the remaining shares in Médiareséaux S.A. from the ICF Party and/or compensatory damages, but in either case no less than €192.0 million, plus reasonable fees and costs. The ICF Party has not specified from which entity it is seeking such relief; however, UGC Holdings is not a party to any agreement with the claimants and has been dismissed from the proceedings. UPC and its affiliates, as respondents, deny these claims. UPC is vigorously defending the arbitration proceedings and has filed appropriate counter claims. The ICF party withdrew its arbitration on January 31, 2003 and refiled the same claims on February 14, 2003. UPC filed a request with the International Chamber of Commerce to combine the counterclaims filed by UPC in the first arbitration with the new request filed by the ICF Party.

On October 22, 2002, Philips Digital Networks B.V. ("Philips Digital") commenced legal proceedings against UPC, UPC Nederland B.V. and UPC Distribution (together the "UPC Defendants") alleging the UPC's Defendants' failure to perform under a Set Top Computer Supply Agreement between the parties dated November 19, 2001, as amended (the "STC Agreement"). Philips Digital alleges that the UPC Defendants failed to take delivery of 47,100 Set Top Computers ("STCs") with a value of approximately €21.2 million. Additionally, Philips Digital is claiming dissolution of the STC Agreement and a release from an obligation to manufacture and deliver 29,850 STCs and related damages of €7.0 million. Lastly, Philips Digital is claiming additional costs including interest on late payments of approximately €1.0 million. The UPC Defendants deny all claims brought by Philips Digital, and intend to vigorously defend themselves against these claims and will file appropriate counter claims. This action was commenced by Philips Digital following a termination of the STC Agreement by the UPC defendants as a consequence of Philips Digital's failure to deliver STCs conforming to the material technical specifications required by the terms of the STC Agreement.

On April 26, 2002, UPC received a notice that certain former shareholders of Cignal Global Communications ("Cignal") have filed a lawsuit against UPC in the District Court in Amsterdam, The Netherlands, claiming $200.0 million on the basis that UPC failed to honor certain option rights that were granted to those shareholders in connection with the acquisition of Cignal by Priority Telecom. UPC believes that it has complied in full with its obligations to these shareholders through the successful consummation of the initial public offering of Priority Telecom on September 27, 2001. Accordingly, UPC believes that the Cignal shareholders' claims are without merit and intends to defend this suit vigorously.

As part of the U.S. Chapter 11 Case, the U.S. Bankruptcy Court allowed the rejection of the cable affiliation agreement (the "Cable Affiliation Agreement") between Europe Movieco Partners Ltd. ("Movieco") and UPC in relation to the carriage of a premium movie channel ("Cinenova") on its networks in The Netherlands and the Flemish speaking part of Belgium. Based on this rejection order UPC terminated the Cable Affiliation Agreement on March 1, 2003. Movieco filed, pursuant to the Cable Affiliation Agreement, an amended request for arbitration with the International Chamber of Commerce on March 21, 2003, asking specific performance by UPC under the Cable Affiliation Agreement. UPC believes that it has validly terminated the Cable Affiliation Agreement and will defend itself vigorously against this suit. Furthermore Movieco was awarded a provisional measure against UPC to continue to carry Cinenova on its networks during the arbitration process. UPC is in the process of filing an appeal against this decision.

## MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

### Market Information

Our Class A Common Stock trades on The Nasdaq National Market under the symbol "UCOMA." The following table shows the range of high and low sales prices of UCOMA reported on The Nasdaq National Market for the periods indicated:

| | High | Low |
|---|---|---|
| Year ended December 31, 2002: | | |
| First Quarter | $ 6.22 | $ 3.65 |
| Second Quarter | $ 6.41 | $ 2.13 |
| Third Quarter | $ 2.75 | $ 1.19 |
| Fourth Quarter | $ 3.41 | $ 1.42 |
| Year ended December 31, 2001: | | |
| First Quarter | $ 22.61 | $ 8.38 |
| Second Quarter | $ 17.44 | $ 7.07 |
| Third Quarter | $ 9.09 | $ 1.35 |
| Fourth Quarter | $ 5.25 | $ 0.50 |

We received a letter from Nasdaq on November 15, 2002, stating that we would be delisted from The Nasdaq National Market because we were not in compliance with Marketplace Rule 4450(b)(4) minimum bid price requirement. Nasdaq determined we were not in compliance because the bid price of our common stock had closed at less than $3.00 per share over 30 consecutive trading days and our stock did not regain compliance with the rule within the 90 calendar days prior to November 12, 2002. We appealed Nasdaq's determination to a Listing Qualifications Panel pursuant to applicable Nasdaq rules. On February 13, 2003, the Listing Qualifications Panel announced a determination to continue the listing of our common stock on The Nasdaq National Market. This determination was made in response to proposed modifications to the bid price rules changing the $3.00 bid price requirement to a $1.00 standard, by which we would currently comply. We must continue to demonstrate compliance with all requirements for continued listing, including a closing bid price of at least $1.00 per share, pending adoption of the proposed rule.

### Holders

As of March 21, 2003, there were 133 holders of record of our Class A common stock, 13 holders of record of our Class B common stock and 3 holders of record of our Class C common stock.

### Dividends

We have never declared or paid cash dividends on our common stock. We do not intend to pay dividends on our common stock in the foreseeable future.

## SELECTED FINANCIAL DATA

In the table below, we provide our selected historical consolidated financial data. This financial data reflects the historical results of United and its subsidiaries for all periods, as if United had been in existence for all periods presented, as a result of the merger transaction described in Note 4 to our consolidated financial statements. We prepared this information using our audited consolidated financial statements as of the dates indicated and for each of the years ended December 31, 2002, 2001, 2000 and 1999, and the ten months ended December 31, 1998. The financial data presented below is not necessarily comparable from period to period as a result of several transactions, including acquisitions and dispositions of consolidated and equity investees. For this and other reasons, you should read it together with our historical financial statements and related notes and also with management's discussion and analysis of financial condition and results of operations included elsewhere herein.

| | Year Ended December 31, | | | | Ten Months Ended December 31, |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | (In thousands, except share and per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Revenue | $ 1,515,021 | $ 1,561,894 | $ 1,251,034 | $ 720,762 | $ 254,466 |
| Operating expense | (772,398) | (1,062,394) | (893,682) | (458,748) | (122,811) |
| Selling, general and administrative expense | (474,477) | (699,561) | (682,633) | (618,925) | (299,993) |
| Depreciation and amortization | (730,001) | (1,147,176) | (815,522) | (418,714) | (159,045) |
| Impairment and restructuring charges | (437,427) | (1,525,069) | – | – | – |
| Operating income (loss) | (899,282) | (2,872,306) | (1,140,803) | (775,625) | (327,383) |
| Interest income | 38,315 | 104,696 | 133,297 | 54,375 | 10,681 |
| Interest expense | (680,101) | (1,070,830) | (928,783) | (399,999) | (163,227) |
| Foreign currency exchange gain (loss), net | 739,794 | (148,192) | (215,900) | (39,501) | 1,582 |
| Proceeds from litigation settlement | – | 194,830 | – | – | – |
| Gain (loss) on sale of investments in affiliates, net | (30,663) | (416,803) | 6,194 | – | – |
| Provision for loss on investments | (27,083) | (342,419) | (5,852) | (7,127) | (9,686) |
| Gain on issuance of common equity securities by subsidiaries | – | – | 127,731 | 1,508,839 | – |
| Derivative losses and other income (expense), net | (93,749) | (117,923) | (4,305) | (14,641) | (3,518) |
| Income (loss) before income taxes and other items | (952,769) | (4,668,947) | (2,028,421) | 326,321 | (491,551) |
| Reorganization expenses, net | (75,243) | – | – | – | – |
| Income tax (expense) benefit, net | (90,599) | 40,661 | 2,897 | (198) | (610) |
| Minority interests in subsidiaries, net | (67,103) | 496,515 | 934,548 | 360,444 | 1,410 |
| Share in results of affiliates, net | (72,142) | (386,441) | (129,914) | (50,249) | (54,781) |
| Extraordinary gain on early extinguishment of debt | 2,098,199 | 3,447 | – | – | – |
| Cumulative effect of change in accounting principle | (1,344,722) | 20,056 | – | – | – |
| Net income (loss) | $ (504,379) | $ (4,494,709) | $ (1,220,890) | $ 636,318 | $ (545,532) |
| Net income (loss) per common share: | | | | | |
| Basic net income (loss) | $ (1.30) | $ (45.54) | $ (13.24) | $ 7.53 | $ (7.43) |
| Diluted net income (loss) | $ (1.30) | $ (45.54) | $ (13.24) | $ 6.67 | $ (7.43) |
| Weighted-average number of common shares outstanding: | | | | | |
| Basic | 390,087,623 | 99,834,387 | 96,114,927 | 82,024,677 | 73,644,728 |
| Diluted | 390,087,623 | 99,834,387 | 96,114,927 | 95,331,929 | 73,644,728 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| | | | (In thousands) | | |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents, restricted cash and short-term liquid investments | $ 504,258 | $ 1,085,711 | $ 2,235,524 | $ 2,573,821 | $ 94,321 |
| Other current assets, net | 361,293 | 857,540 | 701,807 | 329,450 | 94,206 |
| Investments in affiliates, net | 153,853 | 231,625 | 756,322 | 309,509 | 429,490 |
| Property, plant and equipment, net | 3,640,211 | 3,692,485 | 3,880,657 | 2,462,832 | 451,442 |
| Goodwill and other intangible assets, net | 1,264,109 | 2,843,922 | 5,154,907 | 2,944,802 | 424,934 |
| Other non-current assets | 7,870 | 327,357 | 417,735 | 382,439 | 47,702 |
| Total assets | $ 5,931,594 | $ 9,038,640 | $ 13,146,952 | $ 9,002,853 | $ 1,542,095 |
| Current liabilities | $ 7,423,688 | $ 10,223,125 | $ 1,553,765 | $ 908,700 | $ 326,552 |
| Senior notes and other long-term debt | 472,671 | 1,643,893 | 9,699,121 | 5,989,455 | 1,939,289 |
| Other non-current liabilities | 1,075,450 | 456,447 | 66,615 | 95,502 | 184,928 |
| Total liabilities | 8,971,809 | 12,323,465 | 11,319,501 | 6,993,657 | 2,450,769 |
| Minority interests in subsidiaries | 1,402,146 | 1,240,665 | 1,884,568 | 867,970 | 18,705 |
| Preferred stock | – | 29,990 | 28,117 | 26,920 | 56,286 |
| Stockholders' equity (deficit) | (4,442,361) | (4,555,480) | (85,234) | 1,114,306 | (983,665) |
| Total liabilities and stockholders' equity (deficit) | $ 5,931,594 | $ 9,038,640 | $ 13,146,952 | $ 9,002,853 | $ 1,542,095 |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Introduction

We caution you that the following discussion contains, in addition to historical information, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs, as well as on assumptions made by and information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from what we say or imply with such forward-looking statements. All statements other than statements of historical fact included herein may constitute forward-looking statements. In addition, when we use the words "may", "will", "expects", "intends", "estimates", "anticipates", "believes", "plans", "seeks" or "continues" or the negative thereof or similar expressions herein, we intend to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, including, but not limited to, national and international economic and market conditions, competitive activities or other business conditions, and customer reception of our existing and future services. These forward-looking statements may include, among other things, statements concerning our plans, objectives and future economic prospects, potential restructuring of our subsidiaries' capital structure, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. You should be aware that the video, telephone and Internet access services industries are changing rapidly, and, therefore, the forward-looking statements and statements of expectations, plans and intent herein are subject to a greater degree of risk than similar statements regarding certain other industries.

Although we believe that our expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure you that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied from such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include, among other things, whether we and/or some of our subsidiaries will continue as going concerns, changes in television viewing preferences and habits by our subscribers and potential subscribers and their acceptance of new technology, programming alternatives and new video services that we may offer. They also include our subscribers' acceptance of our newer digital video, telephone and Internet access services, our ability to manage and grow our newer digital video, telephone and Internet access services, our ability to secure adequate capital to fund other system growth and development and planned acquisitions, our ability to successfully close proposed transactions and restructurings, risks inherent in investment and operations in foreign countries, changes in government regulation and changes in the nature of key strategic relationships with joint venture partners. Certain of our subsidiaries and affiliates are in breach of covenants with respect to their indebtedness, have filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code and foreign moratorium laws and/or are planning to restructure their capital structure. The outcome of the breaches of covenants, the Chapter 11 bankruptcy proceedings and restructurings is uncertain and subject to many factors outside of our control, including whether creditors accept such proposed restructurings. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our discussion of these factors. Other than as may be required by applicable law, we undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. We caution you, however, that this list of risk factors and other cautionary language contained herein may not be exhaustive.

The following discussion and analysis of financial condition and results of operations covers the years ended December 31, 2002, 2001 and 2000 and should be read together with our consolidated financial statements and related notes included elsewhere herein. These consolidated financial statements provide additional information regarding our financial activities and condition. On January 30, 2002, United completed a transaction with Liberty and UGC Holdings, pursuant to which the following occurred.

Immediately prior to the merger transaction on January 30, 2002:

- Liberty contributed approximately 9.9 million shares of UGC Holdings Class B common stock and approximately 12.0 million shares of UGC Holdings Class A common stock to United and in exchange for these contributions, United issued Liberty approximately 21.8 million shares of its Class C common stock;
- The Founders transferred their shares of UGC Holdings Class B common stock to limited liability companies, which limited liability companies then merged into United. As a result of such mergers, the Founders received approximately 8.9 million shares of United's Class B common stock, which number of shares equals the number of shares of UGC Holdings Class B common stock transferred by them to the limited liability companies; and
- The Principal Founders contributed $3.0 million to UGC Holdings in exchange for securities that, at the effective time of the merger, converted into securities representing a 0.5% interest in UGC Holdings and entitled them to elect one-half of UGC Holdings' directors.

As a result of the merger transaction:

- UGC Holdings became United's 99.5%-owned subsidiary and the Principal Founders held the remaining 0.5% interest in UGC Holdings;
- Each share of UGC Holdings' Class A and Class B common stock outstanding immediately prior to the merger was converted into one share of United's Class A common stock;
- The shares of UGC Holdings' Series B, C and D preferred stock outstanding immediately prior to the merger were converted into an aggregate of approximately 23.3 million shares of United's Class A common stock, which amount is equal to the number of shares of UGC Holdings' Class A common stock the holders of UGC Holdings' preferred stock would have received had they converted their preferred stock immediately prior to the merger;
- Liberty has the right to elect four of United's 12 directors;
- The Founders have the effective voting power to elect eight of United's 12 directors; and
- United had the right to elect half of UGC Holdings' directors and the Principal Founders had the right to elect the other half of UGC Holdings' directors (see discussion below regarding a transaction that occurred on May 14, 2002, pursuant to which UGC Holdings became a wholly-owned subsidiary of United and United became entitled to elect the entire board of directors of UGC Holdings).

Immediately following the merger transaction:

- Liberty contributed to United the UPC Exchangeable Loan and, as a result, these Dutch subsidiaries owe the amounts payable under such notes to United rather than to Liberty;
- Liberty contributed $200.0 million in cash to United;
- Liberty contributed to United the United UPC Bonds and, as a result, UPC owes the amounts represented by the United UPC Bonds to United rather than to Liberty; and
- In exchange for the contribution of these assets to United, an aggregate of approximately 281.3 million shares of United's Class C common stock was issued to Liberty.

In December 2001, IDT United Inc. ("IDT United") commenced a cash tender offer for, and related consent solicitation with respect to, the entire $1.375 billion face amount of senior discount notes of UGC Holdings (the "UGC Holdings 1998 Notes"). As of the expiration of the tender offer on February 1, 2002, holders of the notes had validly tendered and not withdrawn notes representing approximately $1.350 billion aggregate principal amount at maturity. At the time of the tender offer, Liberty had an equity and debt interest in IDT United.

Prior to the merger on January 30, 2002, United acquired from Liberty $751.2 million aggregate principal amount at maturity of the UGC Holdings 1998 Notes (which had previously been distributed to Liberty by IDT United in redemption of a portion of Liberty's equity interest and in prepayment of a portion of IDT United's debt to Liberty), as well as all of Liberty's interest in IDT United. The purchase price for the UGC Holdings 1998 Notes and Liberty's interest in IDT United was:

- United's assumption of approximately $304.6 million of indebtedness owed by Liberty to UGC Holdings; and
- Cash in the amount of approximately $143.9 million.

On January 30, 2002, Liberty loaned United approximately $17.3 million, of which approximately $2.3 million was used to purchase shares of redeemable preferred stock and convertible promissory notes issued by IDT United. Following January 30, 2002, Liberty loaned United an additional approximately $85.4 million. United used the proceeds of these loans to purchase additional shares of redeemable preferred stock and convertible promissory notes issued by IDT United. These notes to Liberty accrue interest at 8.0% annually, compounded and payable quarterly, and each note matures on its first anniversary. Although United only retains a 33.3% common equity interest in IDT United, United consolidates IDT United as a "special purpose entity", due to insufficient third party residual equity at risk.

On May 14, 2002, the Principal Founders transferred all of the shares of UGC Holdings common stock held by them to United in exchange for an aggregate of 600,000 shares of United's Class A common stock pursuant to an exchange agreement dated May 14, 2002, among such individuals and United. This exchange agreement superseded the exchange agreement entered into at the time of the merger transaction. As a result of this exchange, UGC Holdings is now a wholly-owned subsidiary of United, and United is entitled to elect the entire board of directors of UGC Holdings. This transaction was the final step in the recapitalization of UGC Holdings.

We accounted for the merger transaction on January 30, 2002 as a reorganization of entities under common ownership at historical cost, similar to a pooling of interests. Under reorganization accounting, we have consolidated the financial position and results of operations of UGC Holdings as if the merger transaction had been consummated at the inception of UGC Holdings. The purchase of the UGC Holdings 1998 Notes directly from Liberty and the purchase of Liberty's interest in IDT United were recorded at fair value. The issuance of United's new shares of Class C common stock to Liberty for cash, the United UPC Bonds and the UPC Exchangeable Loan was recorded at the fair value of our common stock at closing. The estimated fair value of these financial assets (with the exception of the UPC Exchangeable Loan) was significantly less than the accreted value of such debt securities as reflected in UGC Holdings' historical financial statements. Accordingly, for consolidated financial reporting purposes, we recognized an extraordinary gain of approximately $1.647 billion from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over our cost, net of income tax, as follows:

| | Fair Value at Acquisition | Book Value | Gain/(Loss) |
|---|---|---|---|
| | | (In thousands) | |
| UGC Holdings 1998 Notes | $ 540,149 | $ 1,210,974 | $ 670,825 |
| United UPC Bonds | 312,831 | 1,451,519 | 1,138,688 |
| UPC Exchangeable Loan | 891,671 | 891,671 | – |
| Write-off of deferred financing costs | – | (52,224) | (52,224) |
| Deferred income tax | – | (110,583) | (110,583) |
| Total extraordinary gain on early extinguishment of debt | $ 1,744,651 | $ 3,391,357 | $ 1,646,706 |

**Risks, Uncertainties and Liquidity**

Our consolidated financial statements have been prepared assuming we will continue as a going concern. On a consolidated basis, we have continued to incur operating losses, negative cash flows from operations and substantial capital expenditures, which have been driven by our continued roll out of enhanced video services, voice services and high-speed Internet access services over our broadband network. Our major operating subsidiary, UPC, has a net working capital deficiency as a result of recurring losses from operations and defaults under certain bank credit facilities, senior notes and senior discount note agreements. UPC has filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code and a moratorium of payments in The Netherlands under Dutch Bankruptcy Law. In connection with these proceedings, UPC has agreed on a reorganization plan with its major creditors, including us. This plan of reorganization calls for a significant reduction in its current and long-term debt and an increased ownership percentage by us. Our other operating subsidiary, VTR, is currently negotiating with several financial institutions to amend and refinance its bank credit facility that is due April 29, 2003. As part of this refinancing, VTR and we may be required to pay down amounts owed under the facility and capitalize certain shareholder loans to VTR, among other conditions. We expect the term of VTR's bank credit facility to be extended for up to three years if this refinancing is successful. With the successful completion of the planned restructuring of UPC and refinancing of VTR's bank credit facility, we believe on a consolidated basis that we will have sufficient sources of capital, working capital and operating cash flows to enable us to continue as a going concern. While we are optimistic that each of these transactions will be completed successfully, we cannot give assurance that these transactions will be completed on terms that are acceptable to us or our operating subsidiaries or at all. Accordingly, there is substantial doubt regarding our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we not be able to continue as a going concern.

The broadband communications industry is subject to rapid and significant changes in technology and the effect of technological changes on our businesses cannot be predicted. Our core offerings may become outdated due to technological breakthroughs rendering our products out of date. In addition, our business plan contemplates the introduction of services using new technologies. Our investments in these new services may prove premature and we may not realize anticipated returns on these new products. The cost of implementation for emerging and future technologies could be significant, and our ability to fund such implementation may depend on our ability to obtain additional financing. We cannot be certain that we would be successful in obtaining any additional financing required.

A significant component of our strategy to increase our average revenue per unit is to successfully market broadband products to our existing residential client base. We believe our triple play offering of video, telephone, and broadband access to the Internet will continue to prove attractive to our existing customer base and allow us to increase our average revenue per unit. We face significant competition in these markets, however, through terrestrial television, digital satellite and alternative Internet access media, such as digital subscriber lines offered by incumbent broadband communications operators. Some of our competitors have substantially greater financial and technical resources than we do. In order to compete effectively, we strive to provide, at a reasonable price to subscribers, new products and services, superior technical performance, superior customer service and a greater variety of video programming. If we are unable to charge prices for broadband services that are anticipated in our business plan in response to competition or if our competition delivers a better product to our customers, our average revenue per unit and our results of operations could be adversely affected.

Continued weak global economic conditions could adversely impact our revenues and growth rate. Continued softness in major markets, particularly in the broadband communications and consumer sectors, and customers' uncertainty about the extent of the global economic downturn could result in lower demand for our products and services. We have observed effects of the global economic downturn in many areas of our business. The economic downturn has led, in part, to restructuring actions and contributed to write-downs to reflect the impairment of certain investments in our investment portfolio.

Despite the regulatory and economic factors discussed above, we believe that there is and will continue to be growth in the demand for broadband video, voice and Internet access services in the residential and business marketplace.

**Matters Pertaining to Arthur Andersen**

Our former independent public accountants, Arthur Andersen, LLP ("Arthur Andersen"), were indicted by the United States Department of Justice on federal obstruction of justice charges in early 2002, and ceased performing audits of public companies. The opinion of Arthur Andersen included in this annual report on Form 10-K covers our financial statements as of and for the two years ended December 31, 2001. The opinion is a copy of the audit report previously issued by Arthur Andersen in connection with our annual report on Form 10-K for the year ended December 31, 2001, as amended in connection with Amendment No. 1 to our Form S-1 Registration Statement filed on June 6, 2002. Such report has not been reissued by Arthur Andersen. At this time, the SEC continues to accept financial statements audited by Arthur Andersen.

**Critical Accounting Policies and Estimates**

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements required us to make estimates and assumptions that affected the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those policies that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see the notes to our consolidated financial statements included elsewhere herein.

***Principles of Consolidation***

The consolidated financial statements include the accounts of us and all our subsidiaries where we exercise a controlling financial interest through the ownership of a direct or indirect majority voting interest, including the accounts of UPC, which on December 3, 2002, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the U.S. Bankruptcy Court, voluntarily commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed an Akkoord with the Dutch Bankruptcy Court under the Dutch Bankruptcy Code. Although the U.S. and Dutch bankruptcy laws do convey significant rights to the bankruptcy courts, we believe during the bankruptcy proceedings that we substantively control UPC for the following primary reasons:

- As both the majority debt and equity holder, we had majority voting control before UPC commenced involuntary bankruptcy proceedings and will have majority voting control of UPC on its emergence from bankruptcy;
- As a result of our priority debt position and due to the fact we are UPC's single largest creditor, we were able to negotiate the prearranged form of the voluntary bankruptcy filing by obtaining the agreement of the other key stakeholders (UPC third-party bondholders and bank lenders) that we would continue to be UPC's controlling equity holder upon UPC's emergence from bankruptcy;
- Based on an evaluation of pre-arranged debtor-in-possession bankruptcies filed in the U.S. and in The Netherlands, it was virtually certain from the filing of UPC's bankruptcy petitions that the courts would confirm the bankruptcy plan;
- We believe the rights exercised by the U.S. and Dutch bankruptcy courts are protective in nature and, therefore, do not affect our continued substantive control over UPC and the presumption that we should continue to consolidate UPC during the bankruptcy process; and

- We believe that consolidating UPC provides the best and most transparent financial reporting to our financial statement users.

Accordingly, the accounts of UPC have been consolidated for all periods presented in the accompanying financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

*Cable Network Revenue and Related Costs*

We recognize revenue from the provision of video, residential telephony and Internet access services over our cable network to customers in the period the related services are provided. Installation revenue (including reconnect fees) related to these services over our cable network is recognized as revenue in the period in which the installation occurs, to the extent these fees are equal to or less than direct selling costs, which are expensed. To the extent installation revenue exceeds direct selling costs, the excess fees are deferred and amortized over the average expected subscriber life. Initial subscriber installation costs are capitalized and depreciated over the same period as the cable television network. Revenue and costs related to disconnections are recognized in the statement of operations as incurred.

*Other Revenue and Related Costs*

We recognize revenue from the provision of DTH, business telephony and data services to business customers outside of our cable network in the period the related services are provided. Installation revenue (including reconnect fees) related to these services outside of our cable network is deferred and amortized over the average expected subscriber life. Initial subscriber installation costs are capitalized and depreciated over the average expected subscriber life. Revenue and costs related to disconnections are recognized in the statement of operations as incurred.

*Impairment of Goodwill and Intangible Assets*

We test goodwill and other indefinite-lived intangible assets for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances may include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. Other indefinite-lived intangible assets are tested between annual tests if events or changes in circumstances indicate that the asset might be impaired.

*Impairment of Long-Lived Assets*

Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets we intend to use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, we recognize a loss for the difference between the fair value and carrying value of the asset. For assets we intend to dispose of, we recognize a loss for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. We principally use the discounted cash flow method to estimate the fair value of long-lived assets.

*Allowance for Doubtful Accounts*

The allowance for doubtful accounts is based upon our assessment of probable loss related to uncollectible accounts receivable. Generally, upon disconnection of a subscriber, the account is fully reserved. The allowance is maintained until either receipt of payment or collection of the account is no longer pursued. Management uses a number of factors in determining the allowance, including, among other things, collection trends, prevailing and anticipated economic conditions and specific customer credit risk.

*Income Taxes*

We evaluate our effective tax rates regularly and adjust rates when appropriate based on currently available information relative to statutory rates, apportionment factors and the applicable taxable income in the countries in which we operate, among other factors. Recovery of our deferred tax assets is dependent on the amount and timing of taxable income we will ultimately generate in the future, as well as other factors. Tax liabilities are recorded based on our assessment of the risk of loss involving tax positions we have taken that could be challenged by taxing authorities. These potential exposures result from the varying application of statutes, rules, regulations and interpretations. Our estimate of tax liabilities also contains assumptions based on past experiences and judgments about potential actions by taxing jurisdictions.

***Liabilities Subject to Compromise***

We have recorded amounts for liabilities subject to compromise as prescribed by the American Institute of Certified Public Accountant's Statement of Position 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code* ("SOP 90-7"). In accordance with SOP 90-7, all of UPC's pre-petition liabilities that are subject to compromise under the proposed plan of reorganization are segregated in UPC's consolidated balance sheet as liabilities subject to compromise. These liabilities are recorded at the amounts expected to be allowed as claims in the bankruptcy proceedings rather than at the estimated amounts for which those allowed claims may be settled as a result of the approval of the plan of reorganization. The estimates for allowable amounts are based on accounting records, discussions with creditors and amounts as documented in the Reorganization Plan, although these estimates for allowable amounts could change.

**New Accounting Principles**

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS 145"). Under this new standard, among other things, most gains and losses from extinguishment of debt will not be classified as extraordinary items unless they meet much more narrow criteria in Accounting Principles Board Opinion No. 30 *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB 30"). SFAS 145 is effective for fiscal years beginning after May 15, 2002, and must be adopted with retroactive effect. We will adopt such standard on January 1, 2003, in accordance with the effective date and transition guidance provided for in SFAS 145. Notwithstanding the reclassification of gains and losses from extinguishment of debt from extraordinary classification, we do not expect the adoption of SFAS 145 will have a material impact on our financial position and results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). SFAS 146 requires the liability for a cost associated with an exit activity, including restructuring, or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. SFAS 146 also requires subsequent adjustment to the recorded liability for changes in estimated cash flows and provides specific guidance on accounting for employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of SFAS 146 will have a material impact on our financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and a Rescission of FASB Interpretation No. 34.* ("FIN 45"). FIN 45 clarifies and expands upon existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, we must recognize a liability for the fair value of our obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. We adopted the disclosure requirements and we are currently evaluating the potential impact, if any, the adoption of the recognition and measurement provisions of FIN 45 will have on our financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created or acquired after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities created or acquired prior to February 1, 2003. We have adopted the transitional disclosure requirements and we are currently evaluating the potential impact, if any, the adoption of FIN 46 will have on our financial position and results of operations.

**Results of Operations**

*Revenue*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (In thousands) | | |
| UPC | $ 1,319,741 | $ 1,233,188 | $ 918,634 |
| VTR | 186,426 | 166,590 | 148,167 |
| Austar United(1) | – | 155,631 | 177,313 |
| Other | 8,854 | 6,485 | 6,920 |
| Total | $ 1,515,021 | $ 1,561,894 | $ 1,251,034 |

(1) As a result of the sale of 49.99% of our interest in UAP, we deconsolidated the results of operations of Austar United effective November 15, 2001 (the "Austar United Deconsolidation").

Revenue decreased $46.9 million, or 3.0%, during the year ended December 31, 2002, primarily due to the Austar United Deconsolidation, offset by increases in revenue at UPC and VTR. Revenue increased $310.9 million, or 24.8%, during the year ended December 31, 2001, primarily due to acquisitions, organic subscriber growth in our Triple Play businesses and increases in ARPU. The following provides revenue detail for certain of our operating segments in United States dollars and in the local currency of each segment.

*2002 vs. 2001*

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| Consolidated UPC revenue: | | | | |
| Triple Play Distribution | $ 1,155,355 | $ 954,560 | $ 200,795 | 21.0% |
| Germany | 27,061 | 45,848 | (18,787) | (41.0%) |
| DTH | 28,683 | 75,609 | (46,926) | (62.1%) |
| Content | – | 73,515 | (73,515) | (100.0%) |
| Other | 35,036 | 45,092 | (10,056) | (22.3%) |
| Intercompany eliminations | – | (70,626) | 70,626 | 100.0% |
| Total Distribution | 1,246,135 | 1,123,998 | 122,137 | 10.9% |
| Priority Telecom | 112,303 | 206,149 | (93,846) | (45.5%) |
| UPC Media | 69,417 | 75,676 | (6,259) | (8.3%) |
| Other | 477 | 3,782 | (3,305) | (87.4%) |
| Intercompany eliminations | (108,591) | (176,417) | 67,826 | 38.4% |
| Total | $ 1,319,741 | $ 1,233,188 | $ 86,553 | 7.0% |
| Consolidated UPC revenue in euros: | | | | |
| Triple Play Distribution | € 1,220,895 | € 1,067,244 | € 153,651 | 14.4% |
| Germany | 29,692 | 51,260 | (21,568) | (42.1%) |
| DTH | 30,252 | 84,534 | (54,282) | (64.2%) |
| Content | – | 82,194 | (82,194) | (100.0%) |
| Other | 37,171 | 50,415 | (13,244) | (26.3%) |
| Intercompany eliminations | – | (78,963) | 78,963 | 100.0% |
| Total Distribution | 1,318,010 | 1,256,684 | 61,326 | 4.9% |
| Priority Telecom | 119,150 | 230,485 | (111,335) | (48.3%) |
| UPC Media | 73,384 | 84,610 | (11,226) | (13.3%) |
| Other | 492 | 4,228 | (3,736) | (88.4%) |
| Intercompany eliminations | (114,980) | (197,243) | 82,263 | 41.7% |
| Total | € 1,396,056 | € 1,378,764 | € 17,292 | 1.3% |

Revenue for UPC in U.S. dollars increased $86.5 million, or 7.0%, from $1,233.2 million for the year ended December 31, 2001 to $1,319.7 million for the year ended December 31, 2002. On a functional currency basis, UPC's revenue increased €17.3 million, or

1.3%, from €1,378.8 million for the year ended December 31, 2001 to €1,396.1 million for the year ended December 31, 2002. This movement is attributable to:

- a 3.2% increase in consolidated RGUs from 7,807,900 to 8,060,800;
- a 6.1% increase in Average Revenue Per Unit ("ARPU") from €12.70 to €13.48 (ARPU is calculated on a straight-line basis, where the numerator represents revenue for the quarter and the denominator represents the average of the beginning and ending subscribers for the quarter. This amount is divided by three to obtain an ARPU per month figure);
- an increase in video revenue of €33.5 million, primarily due to improved ARPU and a 0.9% increase in the number of consolidated video and digital subscribers from 6,699,900 to 6,759,500;
- an increase in voice revenue of €30.4 million, primarily due to improved ARPU and a 1.8% increase in the number of consolidated telephone subscribers from 454,500 to 462,800;
- an increase in Internet revenue of €89.7 million, primarily due to improved ARPU and a 29.1% increase in the number of consolidated Internet subscribers from 523,700 to 676,000;
- a decrease in revenue from UPC Germany of €21.6 million, due to the deconsolidation of UPC Germany effective August 1, 2002;
- a decrease in DTH revenue of €54.3 million, due to the deconsolidation of UPC's DTH operations in Poland upon the merger with Canal+ Group effective December 7, 2001;
- a decrease in Content revenue of €82.2 million, due to the abandonment of UPC's programming business in Poland, Wizja Sport, in December 2001;
- a decrease in Distribution intercompany eliminations of €79.0 million, due to the closure of the sports channels in the central European region;
- a decrease in revenue from Priority Telecom of €111.3 million, due to the closure of its international wholesale business, general weak market conditions in the CLEC business and, to a lesser extent, the closure of operations in non-core countries;
- a decrease in revenue from UPC Media of €11.2 million due to a revision of the chello broadband affiliate agreement, the liquidation of Tara television and the closure of underperforming thematic channels;
- a decrease in intercompany eliminations of €82.3 million, due to Priority Telecom revenue received from UPC Distribution decreasing €50.4 million, UPC Media revenue received from UPC Distribution decreasing €14.6 million and UPC Distribution revenue received from Priority Telecom decreasing €17.3 million; and
- other movements totaling a decrease of €17.0 million.

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| Consolidated VTR revenue: | | | | |
| Triple Play Distribution | $ 183,049 | $ 162,814 | $ 20,235 | 12.4% |
| DTH | 3,377 | 3,776 | (399) | (10.6%) |
| Total | $ 186,426 | $ 166,590 | $ 19,836 | 11.9% |
| Consolidated VTR revenue in Chilean pesos: | | | | |
| Triple Play Distribution | CP126,226,612 | CP103,453,976 | CP22,772,636 | 22.0% |
| DTH | 2,320,017 | 2,379,918 | (59,901) | (2.5%) |
| Total | CP128,546,629 | CP105,833,894 | CP22,712,735 | 21.5% |

Revenue for VTR in U.S. dollars increased $19.8 million, from $166.6 million for the year ended December 31, 2001 to $186.4 million for year ended December 31, 2002. On a functional currency basis, VTR's revenue increased CP22.7 billion, from CP105.8 billion for the year ended December 31, 2001 to CP128.5 billion for the year ended December 31, 2002. On a product basis, video, voice and Internet revenue increased CP8.0 billion, CP10.3 billion and CP4.5 billion, respectively. This movement is attributable to:

- a 4.7% increase in the number of consolidated video subscribers from an average of 427,400 to an average of 447,600;
- a 7.1% increase in video ARPU from CP12,849 ($20.32) to CP13,758 ($19.99), primarily due to increased premium tier customers;
- a 34.3% increase in the number of consolidated telephone subscribers from an average of 174,100 to an average of 234,000;
- a 2.8% decrease in telephone ARPU from CP16,113 ($25.47) to CP15,669 ($22.75), primarily due to the reduction of outgoing traffic because of a general contraction in the market;
- a 183.5% increase in the number of consolidated Internet subscribers from 24,800 at the beginning of 2002 to 70,300 at the end of 2002; and
- a 19.3% decrease in the average monthly revenue per Internet subscriber from CP19,024 ($30.17) to CP15,354 ($22.38), due to less time spent on-line and heavy pricing discounts.

*2001 vs. 2000*

| | Year Ended December 31, | | 2001 Over 2000 | |
|---|---|---|---|---|
| | 2001 | 2000 | Change | % Change |
| | (In thousands) | | | |
| Consolidated UPC revenue: | | | | |
| Triple Play Distribution | $ 954,560 | $ 761,056 | $ 193,504 | 25.4% |
| Germany | 45,848 | 11,043 | 34,805 | 315.2% |
| DTH | 75,609 | 53,648 | 21,961 | 40.9% |
| Content | 73,515 | 56,594 | 16,921 | 29.9% |
| Other | 45,092 | 3,477 | 41,615 | 1,196.9% |
| Intercompany Eliminations | (70,626) | (54,969) | (15,657) | (28.5%) |
| Total Distribution | 1,123,998 | 830,849 | 293,149 | 35.3% |
| Priority Telecom | 206,149 | 80,829 | 125,320 | 155.0% |
| UPC Media | 75,676 | 38,133 | 37,543 | 98.5% |
| Other | 3,782 | 3,360 | 422 | 12.6% |
| Intercompany Eliminations | (176,417) | (34,537) | (141,880) | 410.8% |
| Total | $ 1,233,188 | $ 918,634 | $ 314,554 | 34.2% |
| Consolidated UPC revenue in euros: | | | | |
| Triple Play Distribution | € 1,067,244 | € 829,147 | € 238,097 | 28.7% |
| Germany | 51,260 | 12,031 | 39,229 | 326.1% |
| DTH | 84,534 | 58,448 | 26,086 | 44.6% |
| Content | 82,194 | 61,657 | 20,537 | 33.3% |
| Other | 50,415 | 3,788 | 46,627 | 1,230.9% |
| Intercompany Eliminations | (78,963) | (59,887) | (19,076) | (31.9%) |
| Total Distribution | 1,256,684 | 905,184 | 351,500 | 38.8% |
| Priority Telecom | 230,485 | 88,061 | 142,424 | 161.7% |
| UPC Media | 84,610 | 41,545 | 43,065 | 103.7% |
| Other | 4,228 | 3,662 | 566 | 15.5% |
| Intercompany Eliminations | (197,243) | (37,627) | (159,616) | (424.2%) |
| Total | € 1,378,764 | € 1,000,825 | € 377,939 | 37.8% |

Revenue for UPC in U.S. dollars increased $314.6 million, from $918.6 million for the year ended December 31, 2000 to $1,233.2 million for the year ended December 31, 2001. On a functional currency basis, UPC's revenue increased €378.0 million, from €1,000.8 million for year ended December 31, 2000 to €1,378.8 million for the year ended December 31, 2001. This movement is attributable to:

- a 6.4% increase in consolidated RGUs from 7,335,300 to 7,807,900;
- a 16.0% increase in ARPU from €10.95 to €12.70;
- an increase in video revenue of €83.2 million, primarily due to organic subscriber growth, improved ARPU and new revenue from UPC's acquisition of K&T Group (The Netherlands), which we included in our consolidated results effective March 31, 2000;
- an increase in voice revenue of €59.8 million, primarily due to a 27.0% increase in the number of consolidated telephone subscribers from 357,900 to 454,500;
- an increase in Internet revenue of €95.1 million, primarily due to a 52.6% increase in the number of consolidated Internet subscribers from 343,200 to 523,700, improved ARPU and the launch of Internet services in Poland, Hungary and the Czech Republic in the second half of 2000;
- an increase in revenue from UPC Germany of €39.2 million, due to the acquisition of EWT/TSS (Germany), which we included in our consolidated results effective October 1, 2000;
- an increase in DTH revenue of €26.1 million due to the launch of DTH services in Hungary, the Czech Republic and the Slovak Republic in the second half of 2000;
- an increase in revenue from Priority Telecom of €142.4 million, primarily due to the acquisition of Cignal in the fourth quarter of 2000 and, to a lesser extent, growth in the core business where focus was on targeting medium and larger sized business customers with a bundled offering and the establishment of new trading relationships with UPC Distribution;
- an increase in UPC Media of €43.1 million, primarily due to a 53.7% increase in the number of chello broadband subscribers from 338,000 to 519,500;

- an increase in intercompany eliminations of €178.7 million. Priority Telecom received €68.9 million of switch and interconnect revenue from UPC Distribution. UPC Media received €72.7 million from UPC Distribution and UPC Distribution received €55.7 million from Priority Telecom; and
- other movements totaling an increase of €67.7 million.

| | Year Ended December 31, | | 2001 Over 2000 | |
|---|---|---|---|---|
| | 2001 | 2000 | Change | % Change |
| | (In thousands) | | | |
| Consolidated VTR revenue: | | | | |
| Triple Play Distribution | $ 162,814 | $ 143,037 | $ 19,777 | 13.8% |
| DTH | 3,776 | 5,130 | (1,354) | (26.4%) |
| Total | $ 166,590 | $ 148,167 | $ 18,423 | 12.4% |
| Consolidated VTR revenue in Chilean pesos: | | | | |
| Triple Play Distribution | CP103,453,976 | CP 77,275,387 | CP 26,178,589 | 33.9% |
| DTH | 2,379,918 | 2,752,854 | (372,936) | (13.5%) |
| Total | CP105,833,894 | CP 80,028,241 | CP 25,805,653 | 32.2% |

Revenue for VTR in U.S. dollars increased $18.4 million, from $148.2 million for the year ended December 31, 2000 to $166.6 million for the year ended December 31, 2001. On a functional currency basis, VTR's revenue increased CP25.8 billion, from CP80.0 billion for the year ended December 31, 2000 to CP105.8 billion for the year ended December 31, 2001. On a product basis, video, voice and Internet revenue increased CP7.2 billion, CP15.9 billion and CP3.1 billion, respectively. This movement is attributable to:

- a 11.1% increase in the number of consolidated video subscribers from an average of 384,600 to an average of 427,400;
- a nominal change in video ARPU, due to competition;
- a 52.8% increase in the number of consolidated telephone subscribers from 135,500 at the end of 2000 to 207,100 at the end of 2001;
- a 4.6% increase in telephone ARPU from CP15,407 ($28.59) to CP16,113 ($25.47); and
- a 195.2% increase in the number of consolidated Internet subscribers from 8,400 at the end of 2000 to 24,800 at the end of 2001.

| | Year Ended December 31, | | 2001 Over 2000 | |
|---|---|---|---|---|
| | 2001 | 2000 | Change | % Change |
| | (In thousands) | | | |
| Consolidated Austar United revenue: | | | | |
| DTH | $ 133,177 | $ 163,094 | $ (29,917) | (18.3%) |
| Content | 9,973 | 2,000 | 7,973 | 398.7% |
| Other | 12,481 | 12,219 | 262 | 2.1% |
| Total | $ 155,631 | $ 177,313 | $ (21,682) | (12.2%) |
| Consolidated Austar United revenue in A$: | | | | |
| DTH | A$ 257,522 | A$ 282,764 | A$ (25,242) | (8.9%) |
| Content | 19,303 | 3,751 | 15,552 | 414.6% |
| Other | 24,108 | 18,745 | 5,363 | 28.6% |
| Total | A$ 300,933 | A$ 305,260 | A$ (4,327) | (1.4%) |

Revenue for Austar United in U.S. dollars decreased $21.7 million, from $177.3 million for the year ended December 31, 2000 to $155.6 million for the year ended December 31, 2001. On a functional currency basis, Austar United's revenue decreased A$4.4 million, from A$305.3 million for the year ended December 31, 2000 to A$300.9 million for the year ended December 31, 2001. This movement is attributable to:

- a decrease in revenue due to the Austar United Deconsolidation;
- an increase in revenue from the launch of its mobile telephony business in the fourth quarter of 2000 and revenue from TVSN, a national shopping channel in Australia and New Zealand, acquired in October 2000;
- a 4.9% increase in the number of consolidated video subscribers from an average of 411,100 to an average of 431,400;
- a 1.3% increase in the average monthly revenue per video subscriber from A$53.68 ($30.92) to A$54.39 ($27.99);
- the launch of wireless data services in the first quarter of 2000; and

- a decrease in revenue from its New Zealand broadband communications business due to the deconsolidation of that entity effective April 1, 2000.

*Operating Expense*

*2002 vs. 2001*

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| UPC | $ (693,460) | $ (834,039) | $ 140,579 | 16.9% |
| VTR | (76,185) | (71,678) | (4,507) | (6.3%) |
| Austar United | – | (153,082) | 153,082 | 100.0% |
| Other | (2,753) | (3,595) | 842 | 23.4% |
| Total | $ (772,398) | $ (1,062,394) | $ 289,996 | 27.3% |

Operating expense decreased $290.0 million for the year ended December 31, 2002, primarily due to the Austar United Deconsolidation and a significant decrease in UPC's operating expense. The following provides operating expense detail for certain of our operating segments in United States dollars and in the local currency of each segment.

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| Consolidated UPC operating expense: | | | | |
| Distribution | $ (649,772) | $ (686,521) | $ 36,749 | 5.4% |
| Priority Telecom | (86,974) | (208,118) | 121,144 | 58.2% |
| UPC Media | (40,340) | (103,334) | 62,994 | 61.0% |
| Other | (12,411) | (2,119) | (10,292) | (485.7%) |
| Intercompany eliminations | 96,037 | 166,053 | (70,016) | (42.2%) |
| Total | $ (693,460) | $ (834,039) | $ 140,579 | 16.9% |
| Consolidated UPC operating expense in euros: | | | | |
| Distribution | € (688,492) | € (766,019) | € 77,527 | 10.1% |
| Priority Telecom | (92,157) | (232,218) | 140,061 | 60.3% |
| UPC Media | (42,744) | (115,300) | 72,556 | 62.9% |
| Other | (13,151) | (3,562) | (9,589) | (269.2%) |
| Intercompany eliminations | 101,761 | 185,282 | (83,521) | (45.1%) |
| Total | € (734,783) | € (931,817) | € 197,034 | 21.1% |

Operating expense at UPC decreased during the year ended December 31, 2002, primarily due to:

- the deconsolidation of UPC's DTH operations in Poland;
- the closure of the sport channels in the central European region;
- improved operational cost control through restructuring activities;
- decreased costs at Priority Telecom due to the closure of its international wholesale business and improvements in interconnect sale agreements; and
- cost savings at UPC Media due to a change in affiliate agreements and the closure of channels.

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| Consolidated VTR operating expense: | | | | |
| Triple Play Distribution | $ (73,601) | $ (68,713) | $ (4,888) | (7.1%) |
| DTH | (2,584) | (2,965) | 381 | 12.8% |
| Total | $ (76,185) | $ (71,678) | $ (4,507) | (6.3%) |
| Consolidated VTR operating expense in Chilean pesos: | | | | |
| Triple Play Distribution | CP (50,725,212) | CP (43,537,900) | CP (7,187,312) | (16.5%) |
| DTH | (1,779,396) | (1,872,658) | 93,262 | 5.0% |
| Total | CP (52,504,608) | CP (45,410,558) | CP (7,094,050) | (15.6%) |

Operating expense at VTR increased during the year ended December 31, 2002, primarily due to:

- an increase in variable programming costs in the functional currency due to the continued decline of the Chilean peso compared to the U.S. dollar;
- an increase in maintenance costs as a result of the increase in the number of subscribers; and
- an increase in access charges as a result of the growth in the telephony customer base.

*2001 vs. 2000*

| | Year Ended December 31, | | 2001 Over 2000 | |
|---|---|---|---|---|
| | 2001 | 2000 | Change | % Change |
| | (In thousands) | | | |
| UPC | $ (834,039) | $ (655,173) | $ (178,866) | (27.3%) |
| VTR | (71,678) | (61,969) | (9,709) | (15.7%) |
| Austar United | (153,082) | (170,751) | 17,669 | 10.3% |
| Other | (3,595) | (5,789) | 2,194 | 37.9% |
| Total | $ (1,062,394) | $ (893,682) | $ (168,712) | (18.9%) |

Operating expense increased $168.7 million for the year ended December 31, 2001, primarily due to acquisitions and associated costs for the development and launch of products within new markets in Europe and Chile. These increases were offset by a reduction in programming costs in Australia through negotiations with Austar United's major supplier and the Austar United Deconsolidation.

***Selling, General and Administrative Expense***

*2002 vs. 2001*

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| UPC | $ (387,564) | $ (548,286) | $ 160,722 | 29.3% |
| VTR | (63,348) | (67,817) | 4,469 | 6.6% |
| Austar United | – | (46,571) | 46,571 | 100.0% |
| Other | (23,565) | (36,887) | 13,322 | 36.1% |
| Total | $ (474,477) | $ (699,561) | $ 225,084 | 32.2% |

Selling, general and administrative expense decreased $225.1 million for the year ended December 31, 2002, primarily due to the Austar United Deconsolidation and a significant decrease in UPC's selling, general and administrative expense. The following provides selling, general and administrative expense detail for certain of our operating segments in United States dollars and in the local currency of each segment.

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| Consolidated UPC selling, general and administrative expense: | | | | |
| Distribution | $ (231,332) | $ (300,709) | $ 69,377 | 23.1% |
| Priority Telecom | (30,062) | (78,184) | 48,122 | 61.5% |
| UPC Media | (34,662) | (73,173) | 38,511 | 52.6% |
| Other | (104,332) | (106,897) | 2,565 | 2.4% |
| Intercompany eliminations | 12,824 | 10,677 | 2,147 | 20.1% |
| Total | $ (387,564) | $ (548,286) | $ 160,722 | 29.3% |
| Consolidated UPC selling, general and administrative expense in euros: | | | | |
| Distribution | € (238,461) | € (336,908) | € 98,447 | 29.2% |
| Priority Telecom | (30,989) | (87,596) | 56,607 | 64.6% |
| UPC Media | (35,730) | (81,981) | 46,251 | 56.4% |
| Other | (107,547) | (118,563) | 11,016 | 9.3% |
| Intercompany eliminations | 13,219 | 11,962 | 1,257 | 10.5% |
| Total | € (399,508) | € (613,086) | € 213,578 | 34.8% |

Selling, general and administrative expense at UPC decreased during the year ended December 31, 2002, primarily due to:

- the deconsolidation of UPC's DTH operations in Poland;
- the closure of the sport channels in the central European region;
- the closure of our international wholesale voice and data business in Europe;
- improved operational cost control;
- cost cutting; offset by
- an increase in stock-based compensation expense.

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| Consolidated VTR selling, general and administrative expense: | | | | |
| Triple Play Distribution | $ (63,748) | $ (65,391) | $ 1,643 | 2.5% |
| DTH | (2,134) | (261) | (1,873) | (717.6%) |
| Other | 2,534 | (2,165) | 4,699 | 217.0% |
| Total | $ (63,348) | $ (67,817) | $ 4,469 | 6.6% |
| Consolidated VTR selling, general and administrative expense in Chilean pesos: | | | | |
| Triple Play Distribution | CP (43,866,329) | CP (41,416,115) | CP (2,450,214) | (5.9%) |
| DTH | (1,493,392) | (163,105) | (1,330,287) | (815.6%) |
| Other | 1,747,283 | (1,374,895) | 3,122,178 | 227.1% |
| Total | CP (43,612,438) | CP (42,954,115) | CP (658,323) | (1.5%) |

Selling, general and administrative expense at VTR increased slightly during the year ended December 31, 2002, primarily due to:

- an increase in commissions and marketing expense due to increased competition; offset by
- lower bad debt provisions as a result of the bundling strategy.

*2001 vs. 2000*

| | Year Ended December 31, | | 2001 Over 2000 | |
|---|---|---|---|---|
| | 2001 | 2000 | Change | % Change |
| | (In thousands) | | | |
| UPC | $ (548,286) | $ (526,004) | $ (22,282) | (4.2%) |
| VTR | (67,817) | (70,787) | 2,970 | 4.2% |
| Austar United | (46,571) | (58,893) | 12,322 | 20.9% |
| Other | (36,887) | (26,949) | (9,938) | (36.9%) |
| Total | $ (699,561) | $ (682,633) | $ (16,928) | (2.5%) |

Selling, general and administrative expense increased $16.9 million during the year ended December 31, 2001, primarily due to an increase in stock-based compensation expense of $52.0 million, offset by aggressive cost cutting and cost control and the Austar United Deconsolidation.

***Stock-Based Compensation***

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (In thousands) | | |
| UPC | $ (31,949) | $ (4,082) | $ 68,616 |
| VTR | 2,534 | (2,165) | (7,970) |
| Austar United | – | (4,281) | (9,439) |
| Other | 1,187 | 1,710 | (8,024) |
| Total | $ (28,228) | $ (8,818) | $ 43,183 |

Stock-based compensation increased $19.4 million and $52.0 million during the years ended December 31, 2002 and 2001, respectively, compared to the corresponding periods in the prior year. These variations are due to fluctuations in the value of the common stock of our subsidiaries as well as changes in exchange rates. Stock-based compensation is recorded as a result of applying variable-plan accounting to certain of our subsidiaries' stock-based compensation plans and vesting of certain of our subsidiaries fixed stock-based compensation plans. The variable plans include the UPC phantom stock option plan, the chello broadband phantom stock option plan, the ULA phantom stock option plan and the VTR phantom stock option plan. Under variable plan accounting, increases in the fair market value of these vested options result in compensation charges to the statement of operations, while decreases in the fair market value of these vested options will cause a reversal of previous charges taken. The fixed plans include the UPC stock option plan and the Austar United stock option plan.

***Adjusted EBITDA***

"Adjusted EBITDA" is not a generally accepted accounting principle ("GAAP") measure. Adjusted EBITDA represents net operating earnings (losses) before depreciation, amortization, stock-based compensation charges and impairment and restructuring charges. Adjusted EBITDA is the primary measure used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. We believe that Adjusted EBITDA is meaningful to investors because it provides an analysis of operating results using the same measures used by our chief operating decision makers, that Adjusted EBITDA provides investors a means to evaluate our financial results compared to other companies within our industry and that it is common practice for institutional investors and investment bankers to use various multiples of current or projected Adjusted EBITDA for purposes of estimating current or prospective enterprise value. Our calculation of Adjusted EBITDA may or may not be consistent with the calculation of this measure by other companies in our industry. Adjusted EBITDA should not be viewed by investors as an alternative to GAAP measures of income as a measure of performance or to cash flows from operating, investing and financing activities as a measure of liquidity. In addition, Adjusted EBITDA does not take into account changes in certain assets and liabilities as well as interest and income taxes that can affect cash flow. Adjusted EBITDA excludes non-cash and cash stock-based compensation charges, which result from variable plan accounting for certain of our subsidiaries' stock option and phantom stock option plans, and cash and non-cash impairment and restructuring charges.

The following provides Adjusted EBITDA by segment:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC | $ 270,666 | $ (144,452) | $ (334,498) |
| VTR | 41,959 | 26,860 | 12,582 |
| Austar United | – | (41,847) | (45,304) |
| Corporate, eliminations and other | (16,251) | (31,804) | (1,244) |
| Total | $ 296,374 | $ (191,243) | $ (368,464) |

Consolidated Adjusted EBITDA reconciles to the consolidated statements of operations as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Consolidated Adjusted EBITDA | $ 296,374 | $ (191,243) | $ (368,464) |
| Stock-based compensation(1) | (28,228) | (8,818) | 43,183 |
| Depreciation and amortization | (730,001) | (1,147,176) | (815,522) |
| Impairment and restructuring charges(2) | (437,427) | (1,525,069) | – |
| Operating income (loss) | (899,282) | (2,872,306) | (1,140,803) |
| Other income (loss) | (53,487) | (1,796,641) | (887,618) |
| Income (loss) before income taxes and other items | (952,769) | (4,668,947) | (2,028,421) |
| Other | 448,390 | 174,238 | 807,531 |
| Net income (loss) | $ (504,379) | $ (4,494,709) | $ (1,220,890) |

(1) Stock-based compensation for the years ended December 31, 2002, 2001 and 2000 includes charges associated with fixed, or non-cash, stock option plans totaling $31.9 million, $28.5 million and $39.7 million, respectively, and includes (credits) charges associated with phantom, or cash-based, stock option plans totaling $(3.7) million, $(19.7) million and $(82.9) million, respectively.

(2) Impairment and restructuring charges includes $1.3 million and $204.1 million in cash charges for the years ended December 31, 2002 and 2001, respectively.

The following provides Adjusted EBITDA detail for certain of our operating segments in United States dollars and in the local currency of each segment:

*2002 vs. 2001*

| | Year Ended December 31, | | 2002 Over 2001 | |
|---|---|---|---|---|
| | 2002 | 2001 | Change | % Change |
| | (In thousands) | | | |
| Consolidated UPC Adjusted EBITDA: | | | | |
| Triple Play Distribution | $ 330,192 | $ 150,378 | $ 179,814 | 119.6% |
| Germany | 12,562 | 22,197 | (9,635) | (43.4%) |
| DTH | (3,727) | (8,064) | 4,337 | 53.8% |
| Content | – | (34,840) | 34,840 | 100.0% |
| Other | 33,686 | 7,612 | 26,074 | 342.5% |
| Total Distribution | 372,713 | 137,283 | 235,430 | 171.5% |
| Priority Telecom | (3,809) | (79,758) | 75,949 | 95.2% |
| UPC Media | (4,851) | (100,599) | 95,748 | 95.2% |
| Other | (93,387) | (101,378) | 7,991 | 7.9% |
| Total | $ 270,666 | $ (144,452) | $ 415,118 | 287.4% |
| Consolidated UPC Adjusted EBITDA in euros: | | | | |
| Triple Play Distribution | € 346,443 | € 168,423 | € 178,020 | 105.7% |
| Germany | 13,180 | 24,861 | (11,681) | (47.0%) |
| DTH | (3,910) | (9,032) | 5,122 | 56.7% |
| Content | – | (39,021) | 39,021 | 100.0% |
| Other | 35,344 | 8,526 | 26,818 | 314.5% |
| Total Distribution | 391,057 | 153,757 | 237,300 | 154.3% |
| Priority Telecom | (3,996) | (89,329) | 85,333 | 95.5% |
| UPC Media | (5,090) | (112,671) | 107,581 | 95.5% |
| Other | (97,983) | (113,543) | 15,560 | 13.7% |
| Total | € 283,988 | € (161,786) | € 445,774 | 275.5% |

Adjusted EBITDA for UPC in U.S. dollars increased $415.2 million, from negative $144.5 million for the year ended December 31, 2001 to positive $270.7 million for the year ended December 31, 2002. On a functional currency basis, UPC's Adjusted EBITDA increased €445.8 million from negative €161.8 million for the year ended December 31, 2001 to positive €284.0 million for the year ended December 31, 2002. This movement is attributable to:

- cost cutting and cost control;
- improvements in processes and systems and organizational rationalization;
- improved gross margins brought about by continued negotiations with major vendors;
- successfully driving higher service penetration in existing customers;
- continuing to achieve increased average revenue per unit;
- a decrease in UPC Germany of €11.7 million, due to the deconsolidation of UPC Germany effective August 1, 2002;
- abandonment of the unprofitable programming business in Poland, Wizja Sport, in December 2001;
- an increase in Priority Telecom's Adjusted EBITDA of €85.3 million, primarily due to termination of its non-profitable international wholesale voice and data business, closing of operations in non-profitable countries and strong cost control procedures;
- an increase in UPC Media's Adjusted EBITDA of €107.6 million, primarily due to continued focus on profitable revenue growth and cost reduction and the transfer of operating expenses associated with the provision of broadband Internet access services to UPC Distribution in December 2001; and
- continued cost control at the corporate level.

| | Year Ended December 31, 2002 | Year Ended December 31, 2001 | 2002 Over 2001 Change | 2002 Over 2001 % Change |
|---|---|---|---|---|
| | (In thousands) | | | |
| Consolidated VTR Adjusted EBITDA: | | | | |
| Triple Play Distribution | $ 45,700 | $ 28,710 | $ 16,990 | 59.2% |
| DTH | (1,341) | 550 | (1,891) | (343.8%) |
| Management fees | (2,400) | (2,400) | – | – |
| Total | $ 41,959 | $ 26,860 | $ 15,099 | 56.2% |
| Consolidated VTR Adjusted EBITDA in Chilean pesos: | | | | |
| Triple Play Distribution | CP 31,635,071 | CP 18,499,961 | CP 13,135,110 | 71.0% |
| DTH | (952,771) | 344,155 | (1,296,926) | (376.8%) |
| Management fees | (1,656,301) | (1,523,852) | (132,449) | (8.7%) |
| Total | CP 29,025,999 | CP 17,320,264 | CP 11,705,735 | 67.6% |

Adjusted EBITDA for VTR's Triple Play Distribution in U.S. dollars increased $15.1 million, from $26.9 million for the year ended December 31, 2001 to $42.0 million for the year ended December 31, 2002. On a functional currency basis, VTR's Adjusted EBITDA increased CP11.7 billion, from CP17.3 billion for the year ended December 31, 2001 to CP29.0 billion for the year ended December 31, 2002. On a product basis, video, voice and Internet Adjusted EBITDA increased CP6.9 billion, CP4.7 billion and CP1.5 billion, respectively. This movement is attributable to:

- subscriber growth;
- lower bad debt provisions as a result of the bundling strategy;
- lower bandwidth costs; offset by
- an increase in variable programming costs in the functional currency due to the continued decline of the Chilean peso compared to the U.S. dollar and an increase in maintenance costs as a result of the increase in the number of subscribers.

*2001 vs. 2000*

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 | 2001 Over 2000 Change | 2001 Over 2000 % Change |
|---|---|---|---|---|
| | (In thousands) | | | |
| Consolidated UPC Adjusted EBITDA: | | | | |
| Triple Play Distribution | $ 150,378 | $ 67,191 | $ 83,187 | 123.8% |
| Germany | 22,197 | 4,854 | 17,343 | 357.3% |
| DTH | (8,064) | (17,918) | 9,854 | 55.0% |
| Content | (34,840) | (48,508) | 13,668 | 28.2% |
| Other | 7,612 | (8,947) | 16,559 | 185.1% |
| Total Distribution | 137,283 | (3,328) | 140,611 | 4,225.1% |
| Priority Telecom | (79,758) | (37,817) | (41,941) | (110.9%) |
| UPC Media | (100,599) | (175,235) | 74,636 | 42.6% |
| Other | (101,378) | (118,118) | 16,740 | 14.2% |
| Total | $ (144,452) | $ (334,498) | $ 190,046 | 56.8% |
| Consolidated UPC Adjusted EBITDA in euros: | | | | |
| Triple Play Distribution | € 168,423 | € 72,956 | € 95,467 | 130.9% |
| Germany | 24,861 | 5,270 | 19,591 | 371.7% |
| DTH | (9,032) | (19,455) | 10,423 | 53.6% |
| Content | (39,021) | (52,670) | 13,649 | 25.9% |
| Other | 8,526 | (9,715) | 18,241 | 187.8% |
| Total Distribution | 153,757 | (3,614) | 157,371 | 4,354.5% |
| Priority Telecom | (89,329) | (41,062) | (48,267) | (117.5%) |
| UPC Media | (112,671) | (190,270) | 77,599 | 40.8% |
| Other | (113,543) | (128,251) | 14,708 | 11.5% |
| Total | € (161,786) | € (363,197) | € 201,411 | 55.5% |

Adjusted EBITDA for UPC in U.S. dollars increased $190.0 million, from negative $334.5 million for the year ended December 31, 2000 to negative $144.5 million for the year ended December 31, 2001. On a functional currency basis, UPC's Adjusted EBITDA increased €201.4 million from negative €363.2 million for the year ended December 31, 2000 to negative €161.8 million for the year ended December 31, 2001. This movement is attributable to:

- aggressive cost cutting and cost control;
- improved operating margins;
- an increase in Adjusted EBITDA from UPC Media of €77.6 million, primarily due to cost control and lower start-up and development costs; and
- a decrease in Adjusted EBITDA from Priority Telecom of €48.3 million, primarily due to the acquisition of Cignal and associated costs for the development and launch of products within new markets.

| | Year Ended December 31, | | 2001 Over 2000 | |
|---|---|---|---|---|
| | 2001 | 2000 | Change | % Change |
| | (In thousands) | | | |
| Consolidated VTR Adjusted EBITDA: | | | | |
| Triple Play Distribution | $ 28,710 | $ 22,789 | $ 5,921 | 26.0% |
| DTH | 550 | 592 | (42) | (7.1%) |
| Management fees | (2,400) | (10,799) | 8,399 | 77.8% |
| Total | $ 26,860 | $ 12,582 | $ 14,278 | 113.5% |
| Consolidated VTR Adjusted EBITDA in Chilean pesos: | | | | |
| Triple Play Distribution | CP 18,499,961 | CP 12,199,516 | CP 6,300,445 | 51.6% |
| DTH | 344,155 | 318,556 | 25,599 | 8.0% |
| Management fees | (1,523,852) | (5,886,150) | 4,362,298 | 74.1% |
| Total | CP 17,320,264 | CP 6,631,922 | CP 10,688,342 | 161.2% |

Adjusted EBITDA for VTR in U.S. dollars increased $14.3 million, from $12.6 million for the year ended December 31, 2000 to $26.9 million for the year ended December 31, 2001. On a functional currency basis, VTR's Adjusted EBITDA increased CP10.7 billion, from CP6.6 billion for the year ended December 31, 2000 to CP17.3 billion for the year ended December 31, 2001. On a product basis, video, voice and Internet Adjusted EBITDA decreased CP1.6 billion, increased CP6.9 billion and increased CP1.0 billion, respectively. This movement is attributable to:

- subscriber growth;
- a decrease in management fees of $8.4 million; offset by
- an increase in variable programming costs in the functional currency due to the continued decline of the Chilean peso compared to the U.S. dollar.

| | Year Ended December 31, | | 2001 Over 2000 | |
|---|---|---|---|---|
| | 2001 | 2000 | Change | % Change |
| | (In thousands) | | | |
| Consolidated Austar United Adjusted EBITDA: | | | | |
| DTH | $ (10,119) | $ (12,333) | $ 2,214 | 18.0% |
| Content | (6,849) | (1,179) | (5,670) | (480.9%) |
| Other | (24,879) | (31,792) | 6,913 | 21.7% |
| Total | $ (41,847) | $ (45,304) | $ 3,457 | 7.6% |
| Consolidated Austar United Adjusted EBITDA in A$: | | | | |
| DTH | A$ (19,535) | A$ (22,017) | A$ 2,482 | 11.3% |
| Content | (13,272) | (2,210) | (11,062) | (500.5%) |
| Other | (48,113) | (56,652) | 8,539 | 15.1% |
| Total | A$ (80,920) | A$ (80,879) | A$ (41) | (0.1%) |

Adjusted EBITDA for Austar United in U.S. dollars increased $3.5 million for the year ended December 31, 2001. On a functional currency basis, Austar United's Adjusted EBITDA remained flat from year to year. This movement is attributable to:

- the Austar United Deconsolidation;
- an increase in video programming costs, as the Australian dollar continued to weaken during the period, offset by reduction of programming costs per subscriber effective July 1, 2001, as a result of negotiations with XYZ Entertainment, Austar United's 50% owned programming affiliate; and
- development and start-up costs associated with TVSN.

*Depreciation and Amortization*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC | $ (671,757) | $ (981,895) | $ (657,470) |
| VTR | (54,458) | (54,027) | (47,352) |
| Austar United | – | (99,544) | (104,451) |
| Other | (3,786) | (11,710) | (6,249) |
| Total | $ (730,001) | $ (1,147,176) | $ (815,522) |

Depreciation and amortization expense decreased $417.2 million for the year ended December 31, 2002 compared to the prior period, primarily due to the cessation of amortization of goodwill effective January 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets* ("SFAS 142"). Depreciation and amortization expense increased $331.7 million, from $815.5 million for the year ended December 31, 2000 to $1,147.2 million for the year ended December 31, 2001, primarily due to increased depreciation and amortization resulting from acquisitions completed during 2000 as well as increased depreciation expense on capital expenditures to upgrade UPC's network in Western Europe.

*Impairment and Restructuring Charges*

*2001*

UPC implemented a restructuring plan during the second half of 2001 to both lower operating expenses and strengthen its competitive and financial position. This included eliminating certain employee positions, reducing office space and related overhead expenses, rationalization of certain corporate assets, recognizing losses related to excess capacity under certain contracts and canceling certain programming contracts. The total workforce reduction was effected through attrition, involuntary terminations and reorganization of UPC's operations to permanently eliminate open positions resulting from normal employee attrition. The total cost of these charges was $250.7 million for the year ended December 31, 2001.

Due to the lack of financial resources to fully develop the triple play in Germany, and due to the inability of UPC to find a partner to help implement this strategy, the long range plans of UPC Germany were revised in 2001 to provide for a "care and maintenance" program, meaning that the business plan would be primarily focused on current customers and product offerings instead of a planned roll out of new service offerings. As a result of this revised business plan, UPC determined that a triggering event had occurred with respect to this investment in the fourth quarter of 2001, as defined in Statement of Financial Accounting Standards No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of* ("SFAS 121"). After analyzing the projected undiscounted free cash flows (without interest), an impairment charge was deemed necessary. The amount of the charge was determined by evaluating the estimated fair value of UPC's investment in UPC Germany using a discounted cash flow approach, resulting in an impairment charge of $682.6 million for the year ended December 31, 2001.

During the second quarter of 2001, UPC identified indicators of possible impairment of long-lived assets, principally indefeasible rights of use ("IRUs") and related goodwill within its CLEC subsidiary Priority Telecom. Such indicators included significant declines in the market value of publicly traded telecommunications providers and a change, subsequent to the acquisition of Cignal, in the way that certain assets from the Cignal acquisition were being used within Priority Telecom. UPC revised its strategic plans for using these assets because of reduced levels of private equity funding activity for CLEC businesses and a decision by UPC to complete a public listing of Priority Telecom in the second half of 2001. The changes in strategic plans included a decision to phase out the legacy international wholesale voice operations of Cignal. When UPC and Priority Telecom reached agreement to acquire Cignal in the second quarter of 2000, the companies originally intended to continue the international wholesale voice operations of Cignal for the foreseeable future. This original plan for the international wholesale voice operations was considered in the determination of the consideration paid for Cignal. In 2001, using the strategic plan prepared in connection with the public listing of Priority Telecom, an impairment assessment test and measurement in accordance with SFAS 121 was completed, resulting in a write down of tangible assets, related goodwill and other impairment charges of $418.4 million for the year ended December 31, 2001.

In 2000 UPC acquired a license to operate a wireless telecommunications system in Switzerland. Since its acquisition, UPC has been evaluating various alternatives to develop this license. During the fourth quarter of 2001, in connection with UPC's overall strategic review, it was determined that UPC was not in a position to develop this asset as a result of both funding constraints and a change in strategic focus away from the wireless business, resulting in a write down of the value of this asset to nil and a charge of $91.3 million for the year ended December 31, 2001.

As a result of issuing warrants to Microsoft Corporation during 1999 and 2000, UPC recorded €150.2 million in contract acquisition rights. These rights were being amortized over the three-year term of an interim technology agreement. During the fourth quarter of 2001, this interim technology agreement was terminated, and the remaining unamortized contract acquisition rights totaling $59.8 million were written off.

In December 2001, Austar United reviewed all of its activities and restructured its business to focus on the core pay television business and augment it with interactive television services. This restructuring included outsourcing a number of existing functions, ceasing operation of its own Internet network, streamlining sales and customer service processes and reducing general corporate overhead. In conjunction with this restructuring, Austar United analyzed the carrying value of its tangible and intangible assets in accordance with SFAS 121, and determined there was an impairment in the value of certain of its assets, primarily the spectrum licenses and goodwill related to its Internet business. These assets were written down to fair value as of December 31, 2001. The impairment and restructuring charges for Austar United totaled $146.2 million, and due to the deconsolidation of Austar United effective November 15, 2001, this amount was included in share in results of affiliates. In addition, we recorded an impairment of the carrying value of goodwill on our books of $22.2 million related to our investment in Austar United.

*2002*

Based on our annual impairment test as of December 31, 2002 in accordance with SFAS 142, we recorded an impairment charge of $344.8 million and $18.0 million on goodwill related to Priority Telecom and UPC Romania, respectively, for the year ended December 31, 2002. In addition, we wrote off obsolete inventory and other tangible assets in The Netherlands, Norway, France, Poland, Slovak Republic and Czech Republic amounting to $74.6 million for the year ended December 31, 2002.

It is possible that UPC may incur additional impairment and restructuring charges in 2003. Such charges could arise as a result of its contemplated debt restructuring, a rationalization of its investments or the application of accounting standards used to value and adjust to the carrying value of long-lived assets, goodwill and other intangibles. Because of uncertainties concerning UPC's proposed debt restructuring, UPC is not able to estimate whether it will need to incur charges in 2003 and thereafter, or, if such charges are necessary, the likely amount of the charges.

***Interest Income***

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC | $ 26,767 | $ 44,516 | $ 42,134 |
| VTR | 801 | 766 | 483 |
| Austar United | – | 4,469 | 15,429 |
| Other | 10,747 | 54,945 | 75,251 |
| Total | $ 38,315 | $ 104,696 | $ 133,297 |

Interest income decreased $66.4 million and decreased $28.6 million during the years ended December 31, 2002 and 2001, respectively, compared to the corresponding periods in the prior year. During 2002 and 2001, our consolidated cash balance decreased significantly, resulting in lower interest income compared to the prior period.

***Interest Expense***

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC | $ (629,599) | $ (822,205) | $ (682,321) |
| VTR | (16,978) | (20,192) | (28,242) |
| Austar United | – | (19,229) | (21,159) |
| Other | (33,524) | (209,204) | (197,061) |
| Total | $ (680,101) | $ (1,070,830) | $ (928,783) |

Interest expense decreased $390.7 million during the year ended December 31, 2002 compared to the prior year, primarily due to the acquisition of the UGC Holdings 1998 Notes, UPC Exchangeable Loan and United UPC Bonds in connection with the merger transaction on January 30, 2002 (which were extinguished on that date for consolidated financial reporting purposes), as well as the deconsolidation of UAP and Austar United effective November 15, 2001. Additional details of interest expense are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Cash Pay: | | | |
| UPC senior notes | $ (177,958) | $ (254,103) | $ (258,752) |
| UPC bank facilities and other | (244,785) | (256,912) | (180,128) |
| VTR bank facility | (12,917) | (16,284) | (19,166) |
| UAP, Austar United and other | (10,194) | (51,144) | (23,681) |
| | (445,854) | (578,443) | (481,727) |
| Non Cash: | | | |
| UPC senior discount notes accretion | (193,509) | (247,234) | (208,479) |
| UGC Holdings 1998 Notes accretion | (13,274) | (147,090) | (134,513) |
| Amortization of deferred financing costs | (23,072) | (39,879) | (44,952) |
| UPC Exchangeable Loan | (4,392) | (30,506) | – |
| UAP and other | – | (27,678) | (59,112) |
| | (234,247) | (492,387) | (447,056) |
| Total | $ (680,101) | $ (1,070,830) | $ (928,783) |

*Foreign Currency Exchange Gain (Loss)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC | $ 722,013 | $ (37,906) | $ (178,065) |
| VTR | (45,425) | (69,395) | (35,445) |
| Austar United | – | 255 | (759) |
| Other | 63,206 | (41,146) | (1,631) |
| Total | $ 739,794 | $ (148,192) | $ (215,900) |

Foreign currency exchange gain increased $888.0 million, from a $148.2 million loss for the year ended December 31, 2001 to a $739.8 million gain for the year ended December 31, 2002. This gain resulted primarily from UPC's dollar-denominated debt, as the euro strengthened 14.7% against the dollar during the period. Foreign currency exchange gain (loss) decreased $67.7 million, from a $215.9 million loss for the year ended December 31, 2000 to a $148.2 million loss for the year ended December 31, 2001. This decrease was primarily due to the improved performance of certain of UPC's derivatives, offset by strengthening of the U.S. dollar to the euro and Chilean peso during 2001 compared to 2000 as well as a loss of $42.9 million related to our entering into foreign currency exchange forward contracts during 2001 to reduce our currency exposure to the euro.

*Proceeds from Litigation Settlement*

In May 2001, the United States Supreme Court affirmed the decision of the 10th Circuit U.S. Court of Appeals, which in April 2000 found in favor of us in our lawsuit against Wharf Holdings Limited ("Wharf"). The lawsuit consisted of our claims of fraud, breach of fiduciary duty, breach of contract and negligent misrepresentation related to Wharf's grant to us in 1992 of an option to purchase a 10.0% equity interest in Wharf's cable television franchise in Hong Kong. The United States Supreme Court's decision affirms the 1997 U.S. District Court judgment in our favor, which, together with accrued interest, totaled gross and net proceeds of $201.2 million and $194.8 million, respectively.

*Gain (Loss) on Sale of Investments in Affiliates and Other Assets*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC Polska transaction | $ – | $ (416,898) | $ – |
| Other UPC | (28,721) | (1,669) | |
| Other | (1,942) | 1,764 | 6,194 |
| Total | $ (30,663) | $ (416,803) | $ 6,194 |

In December 2002, UPC incurred a loss of $18.9 million on the transfer of certain of Priority Telecom's ordinary shares to a third party in settlement of consultant fees. In December 2001, UPC and Canal+ merged their respective Polish DTH satellite television platforms, as well as the Canal+ Polska premium channel, to form a common Polish DTH platform. UPC Polska contributed its Polish and United Kingdom DTH assets to a Polish subsidiary of Canal+, TKP. In return, UPC Polska received a 25.0% ownership interest in TKP and €150.0 ($134.1) million in cash. UPC Polska's investment in TKP was recorded at fair value as of the date of the transaction, resulting in a loss of $416.9 million upon consummation of the merger.

*Provision for Loss on Investments*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC | $ (7,826) | $ (334,660) | $ – |
| Austar United | – | – | (938) |
| Other | (19,257) | (7,759) | (4,914) |
| Total | $ (27,083) | $ (342,419) | $ (5,852) |

Based on our analysis of specific quantitative and qualitative factors, we record a loss on investments when the loss is determined to be other than temporary. During the third quarter of 2001, we determined a decline in the market value of UPC's investment in SBS and PrimaCom to be other than temporary, and, as a result, we reduced the carrying value of these investments to market value and recorded a realized loss of $102.1 million and $232.6 million, respectively.

*Gain on Issuance of Common Equity Securities by Subsidiaries*

In March 2000, Austar United sold 20.0 million shares to the public, raising gross and net proceeds at $5.20 per share of $104.0 million and $102.4 million, respectively. Based on the carrying value of our investment in Austar United as of March 29, 2000, we recognized a gain of $66.8 million from the resulting step up in the carrying amount of our investment in Austar United. In August 2000, a noteholder of UPC exercised its option to convert its $100.0 million note into approximately 4.1 million ordinary shares of UPC. Based on the carrying value of our investment in UPC as of August 23, 2000, we recognized a gain of $54.1 million from the resulting step up in the carrying amount of our investment in UPC. No deferred taxes were recorded related to these gains due to our intent on holding our investment in UPC and Austar United indefinitely.

*Derivative Losses and Other Income (Expense)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC | $ (69,797) | $ (117,561) | $ 2,701 |
| VTR | (7,767) | (2,942) | (1,951) |
| Austar United | – | 157 | (5,333) |
| Other | (16,185) | 2,423 | 278 |
| Total | $ (93,749) | $ (117,923) | $ (4,305) |

Derivative losses and other income (expense) decreased $24.2 million for the year ended December 31, 2002 and increased $113.6 million for the year ended December 31, 2001. The increase during 2001 was primarily due to the change in fair value of certain of UPC's derivative instruments effective in 2001 with the adoption of Statement of Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, ("SFAS 133").

*Reorganization Expenses*

In accordance with SOP 90-7, expenses associated with UPC's reorganization are presented separately on the statement of operations. These reorganization expenses include the write off of deferred financing costs of $36.2 million, professional fees of $37.9 million and retention bonuses of $1.1 million.

*Income Tax (Expense) Benefit*

Income tax expense increased $131.3 million during the year ended December 31, 2002 compared to the prior period, primarily due to interest income generated from the ownership of the UPC Exchangeable Loan and United UPC Bonds by United effective January 30, 2002, and from the ownership of the UGC Holdings 1998 Notes by IDT United effective January 30, 2002.

*Minority Interests in Subsidiaries*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Accrual of dividends on UPC convertible preference shares and other | $ (97,083) | $ (89,202) | $ – |
| UPC | – | 54,050 | 862,663 |
| Subsidiaries of UPC | 28,080 | 484,780 | 21,160 |
| Other | 1,900 | 46,887 | 50,725 |
| Total | $ (67,103) | $ 496,515 | $ 934,548 |

The minority interests' share of losses decreased $563.6 million during the year ended December 31, 2002 compared to the prior period, primarily due to the significant reduction of the minority interests' basis in the common equity of UPC Germany in late 2001, as well as the deconsolidation of UAP effective November 15, 2001. The minority interests' share of losses decreased $438.0 million, from $934.5 million for the year ended December 31, 2000 to $496.5 million for the year ended December 31, 2001, primarily due to the reduction of the minority interests' basis in the common equity of UPC to nil in January 2001, as well as the accrual of dividends on UPC's convertible preference shares, which increases the minority interests' basis in UPC. We cannot allocate a portion of UPC's net losses to the minority shareholders once the minority shareholders' common equity basis has been exhausted. We will consolidate 100% of the net losses of UPC until such time as the preference shareholders convert their holdings into common equity or until additional equity is contributed by third-party investors. The decrease in 2001 was offset by the allocation of significant net losses from UPC Germany to the minority shareholder, as a result of the impairment charge of $682.6 million in December 2001.

*Share in Results of Affiliates*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC's affiliates | $ (29,841) | $ (167,103) | $ (106,099) |
| Austar United's affiliates | – | (40,203) | (18,068) |
| UAP and other | (42,301) | (179,135) | (5,747) |
| Total | $ (72,142) | $ (386,441) | $ (129,914) |

Losses from recording our share in results of affiliates decreased $314.3 million for the year ended December 31, 2002 compared to the prior year, primarily as a result of the basis in most of UPC's investments reduced to nil under the equity method of accounting, offset by recording our share of UAP's losses through March 29, 2002 totaling $38.9 million. The increase in loss from recording our share in results of affiliates of $256.5 million for the year ended December 31, 2001 compared to the prior year was primarily due to increased loss from UPC affiliates SBS, PrimaCom and Tevel, recognition of a full year of loss from our New Zealand investment and losses recognized from November 15, 2001 through December 31, 2001 from UAP of $177.2 million as a result of the Austar United Deconsolidation.

*Extraordinary Gain on Early Extinguishment of Debt*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| United | $ 1,646,706 | $ 3,447 | $ – |
| UPC | 451,493 | – | – |
| Total | $ 2,098,199 | $ 3,447 | $ – |

As part of our recapitalization, we purchased at fair value certain debt securities of our subsidiaries, including the United UPC Bonds, UPC Exchangeable Loan and UGC Holdings 1998 Notes (directly from Liberty and indirectly through the purchase of Liberty's interest in IDT United). The estimated fair value of these financial assets (with the exception of the UPC Exchangeable Loan) was significantly less than the accreted value of those debt securities as reflected in our historical financial statements. For consolidated financial reporting purposes, we recognized an extraordinary gain of $1.647 billion (net of income tax) from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over our cost.

In January 2002, UPC recognized a gain of $109.2 million from the restructuring and cancellation of capital lease obligations associated with excess capacity of certain Priority Telecom vendor contracts.

In June 2002, UPC recognized a gain of $342.3 million from the delivery by certain banks of $399.2 million in aggregate principal amount of UPC's senior notes and senior discount notes as settlement of certain interest rate/cross currency derivative contracts between the banks and UPC.

*Cumulative Effect of Change in Accounting Principle*

| | Year Ended December 31, 2002 |
|---|---|
| | (In thousands) |
| The Netherlands | $ (439,483) |
| Poland | (366,347) |
| Sweden | (169,315) |
| France | (159,703) |
| Czech Republic | (88,000) |
| Hungary | (50,113) |
| Norway | (38,942) |
| Other UPC | (27,690) |
| Brazil | (5,129) |
| Total | $ (1,344,722) |

We adopted SFAS 142 effective January 1, 2002. SFAS 142 required a transitional impairment assessment of goodwill as of January 1, 2002, in two steps. Under step one, the fair value of each of our reporting units was compared with their respective carrying amounts, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was considered not impaired. If the carrying amount of a reporting unit exceeded its fair value, the second step of the goodwill impairment test was performed to measure the amount of impairment loss. We completed step one in June 2002, and concluded the carrying value of certain reporting units as of January 1, 2002 exceeded fair value. The completion of step two resulted in an impairment adjustment of $1.34 billion, and is reflected as a cumulative effect of a change in accounting principle in the consolidated statement of operations, effective January 1, 2002, in accordance with SFAS 142.

We adopted SFAS 133 as of January 1, 2001, which resulted in a gain of $20.1 million from certain of UPC's derivative securities.

*Supplemental Reconciliation of Revenue to Revenue from Ongoing Operations*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Revenue | $ 1,515,021 | $ 1,561,894 | $ 1,251,034 |
| UPC Germany (1) | (27,061) | (45,848) | (11,043) |
| Poland DTH (2) | – | (55,362) | (51,083) |
| Content (3) | – | (2,889) | (1,625) |
| Priority Telecom (4) | – | (59,044) | (20,468) |
| UPC Media (5) | – | (4,812) | (1,926) |
| Austar United (6) | – | (155,631) | (177,313) |
| Revenue from Ongoing Operations | $ 1,487,960 | $ 1,238,308 | $ 987,576 |

(1) As a result of the transfer of 22.3% of UPC's interest in UPC Germany, UPC Germany was deconsolidated effective August 1, 2002.

(2) UPC's DTH operations in Poland were deconsolidated upon the merger with Canal+ Group effective December 7, 2001.

(3) Content represents UPC's programming business in Poland, Wizja Sport, which was abandoned in December 2001.

(4) Priority Telecom closed its international wholesale voice business during the second quarter of 2001.

(5) UPC Media closed certain of its UPCtv channels in 2001.

(6) As a result of the sale of 49.99% of our indirect interest in UAP, we deconsolidated the results of operations of Austar United effective November 15, 2001.

## Liquidity and Capital Resources

We have financed our acquisitions and our video, voice and Internet access businesses in the three main regions of the world in which we operate through public and private debt and equity offerings and cash received from the sale of non-strategic assets by certain subsidiaries. These resources have also been used to refinance certain debt instruments and facilities as well as to cover corporate overhead. Our subsidiaries have supplemented contributions from us with the sale of debt and equity, securities, bank financing and operating cash flow. The following table outlines our sources and uses of cash, cash equivalents, restricted cash and short-term liquid investments (for purposes of this table only, "cash") from inception to date:

| | Inception to December 31, 2001 | Year Ended December 31, 2002 | December 31, 2002 |
|---|---|---|---|
| | | (In millions) | |
| **Parent Level** | | | |
| Financing Sources: | | | |
| Debt | $ 1,347.0 | $ 102.7 | $ 1,449.7 |
| Equity | 1,717.7 | 200.0 | 1,917.7 |
| Asset sales, dividends and note payments | 376.6 | 1.9 | 378.5 |
| Interest income and other | 237.4 | 34.1 | 271.5 |
| Total sources | 3,678.7 | 338.7 | 4,017.4 |
| Application of Funds: | | | |
| Investment in: | | | |
| UPC | (717.8) | – | (717.8) |
| Asia/Pacific | (422.2) | (3.3) | (425.5) |
| Latin America | (961.9) | (100.5) | (1,062.4) |
| Other | (89.8) | 8.1 | (81.7) |
| Total | (2,191.7) | (95.7) | (2,287.4) |
| Loan to Liberty | (287.6) | 287.6 | – |
| Repayment of bonds | (793.4) | (530.1) | (1,323.5) |
| Offering and merger costs | (118.6) | (13.9) | (132.5) |
| Litigation settlement | 195.4 | – | 195.4 |
| Purchase of treasury shares | – | (5.1) | (5.1) |
| Corporate and other | (222.1) | (48.3) | (270.4) |
| Total uses | (3,418.0) | (405.5) | (3,823.5) |
| Period change in cash | 260.7 | (66.8) | 193.9 |
| Cash, beginning of period | – | 260.7 | – |
| Cash, end of period | $ 260.7 | $ 193.9 | 193.9 |
| **Subsidiary Level** | | | |
| Cash, end of period: | | | |
| UPC | | | 286.4 |
| VTR | | | 22.6 |
| Other | | | 1.4 |
| Total United's subsidiaries | | | 310.4 |
| Total | | | $ 504.3 |

*United Corporate*

At the corporate level, we had working capital of $208.4 million as of December 31, 2002, which included restricted cash of $29.0 million. On April 9, 2003, we purchased UPC's interest in SBS for €100.0 million. This transaction satisfied our €100.0 million commitment under the Reorganization Plan (as discussed below). In addition, pursuant to a loan deferral agreement with Liberty, our notes payable to Liberty totaling $102.7 million are now due on or about January 30, 2004. During 2003, we plan to raise capital through public and/or private debt and/or equity transactions, sell certain non-strategic assets and/or reduce spending. Uses of cash in 2003 may include funding of approximately $30.0 million to meet the existing growth plans and liquidity needs of our systems in Latin America and approximately $25.0 million for interest on the Liberty notes and general corporate purposes. Although we expect these plans to be successful, there can be no assurance they will occur on terms that are satisfactory to us or at all.

*UPC*

UPC has incurred substantial operating losses and negative cash flows from operations, which have been driven by UPC's continued rollout of broadband services such as digital video, voice and Internet. In addition, substantial capital expenditures have been required to deploy these services and to acquire businesses. As a result, we expect UPC to incur operating losses at least through 2004. UPC's senior notes, senior discount notes, the UPC Exchangeable Loan and the senior secured credit facility among UPC Distribution Holding B.V. and UPC Financing Partnership as borrowers and TD Bank Europe Limited and Toronto Dominion (Texas), Inc., as facility agents, and a group of banks and financial institutions (the "UPC Distribution Bank Facility"), are in default and have been classified as current liabilities. UPC's ability to continue as a going concern is dependent on (i) its ability to restructure its senior notes and senior discount notes, the UPC Exchangeable Loan and its convertible preferred stock and (ii) its ability to generate enough cash flow to enable it to recover the carrying value of its assets and satisfy its liabilities in the normal course of business.

Given UPC's funding requirements at the end of 2001 and possible lack of access to debt and equity capital in the near term, UPC determined that it would not make interest payments on its senior notes as they fell due. On February 1, 2002, UPC failed to make required interest payments in the aggregate amount of $100.6 million on its outstanding 10.875% Senior Notes due 2009, 11.25% Senior Notes due 2010 and 11.5% Senior Notes due 2010. The indentures related to its senior notes and senior discount notes provide that failing to make interest payments constitutes an event of default under the notes if UPC is in default of the payment of interest on any of the notes for a period of time in excess of 30 days. Since UPC failed to make these interest payments upon expiration of this 30-day grace period on March 3, 2002, events of default occurred under those indentures. The occurrence of these events of default resulted in cross events of default under the indentures related to the remaining series of senior notes and senior discount notes. The occurrence of the various events of default gave the trustees under the related indentures, or the requisite number of holders of such notes, the right to accelerate the maturity of all of UPC's senior notes and senior discount notes. In addition, on May 1, 2002, August 1, 2002, November 1, 2002 and February 1, 2003, UPC failed to make required interest payments in the aggregate amount of $35.3 million, $122.0 million, $35.9 million and $123.4 million, respectively, on its outstanding 10.875% Senior Notes due 2007, 11.25% Senior Notes due 2009, 10.875% Senior Notes due 2009, 11.25% Senior Notes due 2010 and 11.5% Senior Notes due 2010. To date, UPC has not made these payments, and neither the trustees for those notes nor the requisite number of holders of those notes have accelerated the payment of principal and interest under those notes.

UPC's failure to make the February 1, 2002, May 1, 2002, August 1, 2002, November 1, 2002 and February 1, 2003 interest payments on certain of its outstanding senior notes gave rise to potential cross events of default under the UPC Distribution Bank Facility and the UPC Exchangeable Loan. The UPC Distribution Bank Facility is secured by share pledges on UPC Distribution which is the holding company of most companies within the UPC Distribution group, and over certain operating companies within this group. The UPC Exchangeable Loan is secured by pledges over the stock of Belmarken, UPC's wholly-owned subsidiary, UPC Holding B.V. and UPC Internet Holding B.V., which owns chello broadband. The occurrence of matured cross events of default under such facilities gave the creditors under those facilities the right to accelerate the maturity of the loans and to foreclose upon the collateral securing the loans. On March 4, 2002, UPC received the first of a series of waivers from the lenders of the UPC Distribution Bank Facility and the UPC Exchangeable Loan for the potential cross events of default under such facilities that existed or may exist as a result of UPC's failure to make the interest payments due on February 1, 2002 within the applicable cure periods, or any resulting cross defaults. These waivers were periodically extended through September 27, 2002. On September 30, 2002 a waiver and amendment letter was executed with the UPC Distribution Bank Facility lenders that waived these events of default through

March 31, 2003 (the "Modified Waiver Letter"). The Modified Waiver Letter includes amendments to the UPC Distribution Bank Facility to:

- Increase and extend the maximum permitted ratios of senior debt to annualized EBITDA (as defined in the bank facility) and lower and extend the minimum required ratios of EBITDA (as defined in the bank facility) to total cash interest and EBITDA (as defined in the bank facility) to senior debt service;
- Increase the interest margin on outstanding loans under the facility by 1.5%;
- Include a fee of 0.25% on the total commitment amount;
- Reduce the total commitment amount under the UPC Distribution Bank Facility to €3.5 billion; and
- Require UPC to inject €125.0 million in cash to UPC Distribution on or before March 31, 2003.

On September 30, 2002, we, UPC and the Bondholder Committee executed a Reorganization Plan. If completed under its current terms, the Reorganization Plan will substantially delever UPC's consolidated balance sheet through the judicially supervised conversion of the UPC Exchangeable Loan and UPC's senior notes and senior discount notes into new common stock issued by New UPC. Key terms of the Reorganization Plan are as follows:

- We will receive approximately 65.5% of New UPC's pro forma equity (subject to dilution under certain circumstances) in exchange for the United UPC Bonds and the UPC Exchangeable Loan;
- Third-party noteholders will receive approximately 32.5% of New UPC's pro forma equity (subject to dilution under certain circumstances) in exchange for their holdings;
- UPC's existing preferred and ordinary shareholders, including us, will receive approximately 2.0% of New UPC's pro forma equity (subject to dilution under certain circumstances);
- An agreement by the parties (other than UPC) to forbear on exercising rights and remedies relating to defaults on the senior notes, senior discount notes and the UPC Exchangeable Loan while the restructuring remains in effect; and
- We will purchase up to €100.0 million of New UPC common stock or assets as part of UPC's restructuring (subject to reduction if UPC sells any assets, raises any non-dilutive capital prior to the closing of the restructuring or if the third-party bondholders participate pro-rata in the equity issuance).

In order to effect the restructuring, on December 3, 2002, UPC filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, including the pre-negotiated Reorganization Plan. In conjunction with the commencement of the U.S. Chapter 11 Case, UPC commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed an Akkoord with the Dutch Bankruptcy Court. UPC submitted a revision to the Reorganization Plan in the U.S. Bankruptcy Court and to the Akkoord in the Dutch Bankruptcy Court on December 23, 2002, and a subsequent revision on January 7, 2003. The U.S. Bankruptcy Court confirmed the Reorganization Plan on February 20, 2003. The Dutch Bankruptcy Court ratified the Akkoord on March 13, 2003. On March 21, 2003, ICH, a creditor in the Dutch moratorium proceeding with a €1.00 claim and one vote, appealed the Dutch Bankruptcy Court's ratification of the Akkoord. The Dutch Court of Appeals held a hearing on the appeal on April 1, 2003, and is expected to rule on the appeal on or about April 15, 2003. UPC believes the appeal is without merit. The U.S. Bankruptcy Court has already overruled an objection brought by ICH in the parallel U.S. Chapter 11 Case. UPC does not expect that this appeal will affect the successful completion of UPC's restructuring, which is in its final stages. The appeal will, however, delay completion of the restructuring into the second quarter of 2003. Any ruling by the Dutch Court of Appeals is subject to final appeal with the Dutch Supreme Court (cassatie) within 8 days after the ruling of the Dutch Court of Appeals.

Effective April 9, 2003, the UPC Distribution Bank Facility lenders have extended until September 30, 2003, the waivers of the defaults arising as a result of UPC's decision not to make interest payments under its outstanding senior notes, as described above (the "Amended Waiver Letter"). The Amended Waiver Letter amends the Relevant Period (as defined in the Modified Waiver Letter) to include that in the event of an appeal of the decision of the Dutch Bankruptcy Court on March 13, 2003 ratifying the Akkoord, the Relevant Period is the date falling 11 business days after a judgment by either a Dutch Court, a Dutch Court of Appeal or the Dutch Supreme Court (together, the "Dutch Courts") in relation to such appeal is rendered and has become final and conclusive. In addition, the definition of Termination Event (as defined in the Modified Waiver Letter) is amended to include if at any time prior to the end of the Relevant Period any of the Dutch Courts renders a judgment that has become final and conclusive that annuls or otherwise reverses or overturns the ratification of the Dutch Bankruptcy Court of March 13, 2003 or that otherwise has the effect that the Akkoord is no longer effective or cannot be implemented. Except as noted above, the material terms of the Amended Waiver Letter are unchanged from those in the Modified Waiver Letter. As a condition to obtaining the Amended Waiver Letter, UPC completed the contribution of €125.0 million in cash to UPC Distribution on April 9, 2003, as contemplated in the Modified Waiver Letter.

The Reorganization Plan and the Akkoord and other transactions contemplated by the restructuring agreement are to become effective on a date (the "Effective Date") identified by UPC and falling no more than eleven days after all conditions to the consummation of the Reorganization Plan and Akkord have been satisfied or waived. Unlike the U.S. Bankruptcy Code, the Dutch Bankruptcy Code does not provide for the Akkoord to reorganize or cancel any of the equity interests, ownership interests or shares in UPC. Therefore, in accordance with Dutch law and in order to facilitate implementation of the Reorganization Plan, New UPC commenced an offer, solely with respect to holders of UPC Ordinary Shares A who were not U.S. persons and were not located or residing within the United States, to deliver shares of New UPC common stock to such holders (the "Dutch Implementing Offer"). Similarly, the Dutch Bankruptcy Code does not provide for the Dutch Bankruptcy Case to exempt compliance from otherwise applicable corporate law. Therefore, in order to facilitate implementation of the Reorganization Plan, UPC held a shareholders meeting on February 19, 2003, to approve certain amendments to UPC's articles of incorporation and certain other shareholder proposals. All of the amendments and other proposals were approved. No further U.S. or Dutch shareholder action is required to complete the restructuring.

UPC believes subscriber growth has been impacted in some countries by UPC's financial restructuring, however UPC believes the restructuring has not had a material adverse effect on its subsidiaries or UPC's relationship with suppliers and employees. Upon completion of the restructuring, UPC expects that its remaining consolidated cash balances, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its existing operations for the foreseeable future. However, if UPC wishes to expand its cable television services or broadband communications network to take full advantage of business opportunities, it will require additional capital. Due to UPC's recent financial performance, it may not be able to maintain adequate sources of capital to finance its capital expenditures. UPC does not know when additional financing may be available to it (if at all) or available on favorable terms. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of its business and may have an adverse effect on the valuation of its tangible and intangible assets.

*VTR*

VTR had $22.6 million of cash, cash equivalents and short-term liquid investments on hand as of December 31, 2002. From January 1, 2002 through May 28, 2002, we loaned VTR $17.0 million for capital expenditures and general working capital purposes. On May 29, 2002, VTR and VTR's senior lenders entered into an amendment to VTR's existing $176.0 million senior secured credit facility (the "VTR Bank Facility"), extending the maturity date of the loans under the facility until April 29, 2003. In connection with the amendment, we funded $26.0 million in capital contributions to VTR, the proceeds of which were used to prepay the senior loans down to $150.0 million. We funded another $43.4 million in capital contributions during the remainder of 2002 for VTR's capital expenditures and general working capital. We also funded $6.0 million in December 2002 and $6.0 million in January 2003 in capital contributions for agreed upon prepayments of the VTR Bank Facility. VTR is currently negotiating with several financial institutions to amend and refinance the remaining $138.0 million amount of the VTR Bank Facility. As part of this refinancing VTR and we may be required to pay down additional amounts owed under the facility and capitalize certain shareholder loans to VTR, among other conditions. If this refinancing is successful, the term of the VTR Bank Facility is expected to be extended for up to three years. Although we believe we will be successful in refinancing the VTR Bank Facility prior to its due date of April 29, 2003, there can be no assurance that it will occur on terms that are satisfactory to VTR or us or at all.

***Statements of Cash Flows***

We had cash and cash equivalents of $410.2 million as of December 31, 2002, a decrease of $509.9 million from $920.1 million as of December 31, 2001. We had cash and cash equivalents of $920.1 million as of December 31, 2001, a decrease of $956.7 million from $1,876.8 million as of December 31, 2000.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Net cash flows from operating activities | $ (293,608) | $ (671,143) | $ (471,690) |
| Net cash flows from investing activities | (257,263) | (881,367) | (3,891,399) |
| Net cash flows from financing activities | 5,222 | 645,434 | 4,416,908 |
| Effects of exchange rates on cash | 35,694 | (49,612) | (102,906) |
| Decrease in cash and cash equivalents | (509,955) | (956,688) | (49,087) |
| Cash and cash equivalents, beginning of period | 920,140 | 1,876,828 | 1,925,915 |
| Cash and cash equivalents, end of period | $ 410,185 | $ 920,140 | $ 1,876,828 |

*Year Ended December 31, 2002.* Principal sources of cash during the year ended December 31, 2002 included $200.0 million from the issuance of our common stock, $102.7 million of loan proceeds from a note payable to Liberty, $35.7 million positive exchange rate effect on cash, $42.7 million of proceeds from short-term and long-term borrowings, $40.4 million of restricted cash released, $35.2 million of net sale of short-term liquid investments, $11.3 million of dividends received from affiliates and $16.9 million from other investing and financing activities.

Principal uses of cash during the year ended December 31, 2002 included $231.6 million for the purchase of Liberty's interest in IDT United and shares of redeemable preferred stock and convertible promissory notes issued by IDT United, $335.2 million of capital expenditures, $90.3 million for the repayment of debt, $22.6 million for the acquisition by UPC of certain additional interests in Romania, $18.3 million for financing costs, $293.6 million for operating activities and $3.2 million for other investing activities.

*Year Ended December 31, 2001.* Principal sources of cash during the year ended December 31, 2001 included proceeds from the UPC Exchangeable Loan of $856.8 million, $812.1 million of borrowings on the UPC Distribution Bank Facility, a $222.4 million payment by Liberty on their note to UGC Holdings, $215.4 million of net proceeds from the sale of short-term liquid investments, $118.8 million of net proceeds from the merger of UPC's DTH business with Canal+, $20.7 million from the issuance of common stock, $3.3 million from the exercise of stock options and $7.8 million from other investing and financing activities.

Principal uses of cash during the year ended December 31, 2001 included $1,028.3 million for the repayment of debt, $996.4 million of capital expenditures, $268.7 million in loans to Liberty, $75.0 million of cash put on deposit, $60.7 million for investments in affiliates, $49.6 million negative exchange rate effect on cash, $40.0 million for new acquisitions, $17.8 million for deferred financing costs, $671.1 million for operating activities and $6.4 million for other investing and financing activities.

*Year Ended December 31, 2000.* Principal sources of cash during the year ended December 31, 2000 included $4,328.3 million of borrowings on various subsidiary facilities, $1,612.2 million in proceeds from the issuance of senior notes and senior discount notes by UPC and $990.0 million in proceeds from UPC's issuance of convertible preference shares. The borrowings under subsidiary facilities includes $2,419.8 million from UPC's bank facilities, $1,151.2 million from UPC's bridge loans, $259.2 million from a UPC senior credit facility, $209.4 million under a UPC corporate facility and $136.3 million under the new France facility. Additional sources of cash included $194.9 million of net proceeds from short-term liquid investments, $102.4 million from Austar United's second public offering of common equity securities, $13.3 million from the exercise of stock options and $57.2 million from payments on notes receivable, affiliate dividends and other investing sources.

Principal uses of cash during the year ended December 31, 2000 included $2,468.9 million for repayments of debt, $1,846.6 million of capital expenditures for system upgrade and new-build activities, $1,006.0 million for the acquisition of the K&T Group in The Netherlands, $207.4 million for the acquisition of EWT/TSS in Germany, $490.3 million for other acquisitions and $348.1 million for investments in affiliates, including $160.6 million for additional investments in SBS and $122.1 million for shares in PrimaCom. Additional uses of cash include $256.2 million in loans to affiliates, $149.3 million for deferred financing costs, $102.9 million negative exchange rate effect on cash and $471.7 million for operating activities.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Investment Portfolio

We do not use derivative financial instruments in our non-trading investment portfolio. We place our cash and cash equivalent investments in highly liquid instruments that meet high credit quality standards with original maturities at the date of purchase of less than three months. We generally place our short-term investments in liquid instruments that meet high credit quality standards with original maturities at the date of purchase of between three and twelve months. We also limit the amount of credit exposure to any one issue, issuer or type of instrument. These investments are subject to interest rate risk and will fall in value if market interest rates increase. We do not expect, however, any material loss with respect to our investment portfolio.

### Equity Prices

We are exposed to equity price fluctuations related to our investment in equity securities. Changes in the price of the stock are reflected as unrealized gains (losses) in our statement of stockholders' (deficit) equity until such time as the stock is sold, at which time the realized gain (loss) is reflected in the statement of operations. Investments in publicly traded securities at December 31, 2002 included the following:

| | Number of Shares | Fair Value December 31, 2002 |
|---|---|---|
| | | (In thousands) |
| PrimaCom | 4,948,039 | $ 1,970 |
| SBS | 6,000,000 | $ 87,126 |

### Impact of Foreign Currency Rate Changes

We are exposed to foreign exchange rate fluctuations related to our operating subsidiaries' monetary assets and liabilities and the financial results of foreign subsidiaries when their respective financial statements are translated into U.S. dollars during consolidation. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at period-end exchange rates and the statements of operations are translated at actual exchange rates when known, or at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of stockholders' equity (deficit). Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. Certain items such as investments in debt and equity securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) and certain other charges are denominated in a currency other than the respective company's functional currency, which results in foreign exchange gains and losses recorded in the consolidated statement of operations. Accordingly, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. The functional currency of UPC and VTR is the euro and Chilean peso, respectively. The relationship between these foreign currencies and the U.S. dollar, which is our reporting currency, is shown below, per one U.S. dollar:

| | Spot Rate | |
|---|---|---|
| | Euro | Chilean Peso |
| December 31, 2002 | 0.9545 | 718.6100 |
| December 31, 2001 | 1.1189 | 661.1500 |
| December 31, 2000 | 1.0770 | 573.7500 |
| % Strengthening (Devaluation) December 31, 2001 to December 31, 2002 | 14.7% | (8.7%) |
| % Strengthening (Devaluation) December 31, 2000 to December 31, 2001 | (3.9%) | (15.2%) |

| | Average Rate | |
|---|---|---|
| | Euro | Chilean Peso |
| December 31, 2002 | 1.0492 | 689.5364 |
| December 31, 2001 | 1.1200 | 635.0556 |
| December 31, 2000 | 1.0858 | 539.6638 |
| % Strengthening (Devaluation) December 31, 2001 to December 31, 2002 | 6.3% | (8.6%) |
| % Strengthening (Devaluation) December 31, 2000 to December 31, 2001 | (3.1%) | (17.7%) |

The table below presents the impact of foreign currency fluctuations on our revenue and Adjusted EBITDA:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| UPC: | | | |
| Revenue | $ 1,319,741 | $ 1,233,188 | $ 918,634 |
| Adjusted EBITDA | $ 270,666 | $ (144,452) | $ (334,498) |
| Revenue based on prior year exchange rates(1) | $ 1,246,479 | $ 1,269,814 | |
| Adjusted EBITDA based on prior year exchange rates(1) | $ 253,561 | $ (149,002) | |
| Revenue impact(2) | $ 73,262 | $ (36,626) | |
| Adjusted EBITDA impact(2) | $ 17,105 | $ 4,550 | |
| VTR: | | | |
| Revenue | $ 186,426 | $ 166,590 | $ 148,167 |
| Adjusted EBITDA | $ 41,959 | $ 26,860 | $ 12,582 |
| Revenue based on prior year exchange rates(1) | $ 202,418 | $ 196,111 | |
| Adjusted EBITDA based on prior year exchange rates(1) | $ 45,706 | $ 32,095 | |
| Revenue impact(2) | $ (15,992) | $ (29,521) | |
| Adjusted EBITDA impact(2) | $ (3,747) | $ (5,235) | |

(1) Represents the current period functional currency amounts translated at the average exchange rates for the same period in the prior year.

(2) Represents the difference between the current period U.S. dollar reported amount translated at the current period average exchange rate, and the current period U.S. dollar reported amount translated at the average exchange rate for the same period in the prior year. Amounts give effect to the impact of the difference in average exchange rates on the current period reported amounts.

The table below presents the foreign currency translation adjustments arising from translating our foreign subsidiaries' assets and liabilities into U.S. dollars for the years ended December 31, 2002, 2001 and 2000:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Foreign currency translation adjustments | $ (873,666) | $ 11,157 | $ (47,625) |

Certain of our operating companies have notes payable which are denominated in a currency other than their own functional currency as follows:

| | December 31, 2002 | December 31, 2001 | |
|---|---|---|---|
| | Third Party | Third Party | Related Party(3) |
| | | (In thousands) | |
| U.S. Dollar Denominated Facilities: | | | |
| UPC 10.875% dollar Senior Notes due 2009(1) | $ 520,484 | $ 558,842 | $ 241,190 |
| UPC 12.5% dollar Senior Discount Notes due 2009(1) | 408,565 | 365,310 | 171,911 |
| UPC 10.875% dollar Senior Notes due 2007(1) | 113,766 | 143,864 | 56,144 |
| UPC 11.25% dollar Senior Notes due 2009(1) | 113,602 | 125,967 | 124,586 |
| UPC 13.375% dollar Senior Discount Notes due 2009(1) | 254,634 | 227,424 | 103,798 |
| UPC 11.25% dollar Senior Notes due 2010(1) | 356,573 | 387,697 | 208,709 |
| UPC 11.5% dollar Senior Notes due 2010(1) | 145,078 | 215,067 | 83,153 |
| UPC 13.75% dollar Senior Discount Notes due 2010(1) | 487,333 | 442,129 | 221,821 |
| UPC Polska Senior Discount Notes(1) | 377,110 | 343,323 | – |
| UPC Exchangeable Loan(1) | – | – | 887,315 |
| VTR Bank Facility(2) | 144,000 | 176,000 | – |
| | $ 2,921,145 | $ 2,985,623 | $ 2,098,627 |

(1) Functional currency of UPC is euros.
(2) Functional currency of VTR is Chilean pesos.
(3) Held by Liberty.

**Derivative Instruments**

We use derivative financial instruments from time to time to manage exposure to movements in foreign exchange rates and interest rates. We account for derivative financial instruments in accordance with SFAS 133, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheets as either an asset or liability measured at its fair value. These rules require that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the statement of operations, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of other comprehensive income or loss in stockholders' equity until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. The change in fair value of the hedged item is recorded as an adjustment to its carrying value on the balance sheet. For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. The following table provides detail of the fair value of derivative instruments we have:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands) | |
| UPC July 1999 Senior Notes cross currency/interest rate derivative contract | $ – | $ 90,925 |
| UPC October 1999 Senior Notes cross currency/interest rate derivative contract | – | 49,622 |
| UPC January 2000 Senior Notes cross currency/interest rate derivative contract | – | 32,837 |
| UPC Distribution Bank Facility cross currency/interest rate derivative contract | (10,616) | (42,064) |
| Other | (1,674) | – |
| Total derivative (liabilities) assets, net | $ (12,290) | $ 131,320 |

Concurrent with the closing of the UPC July 1999 Senior Notes offering, UPC entered into a cross-currency swap, swapping the $800.0 million UPC 10.875% dollar Senior Notes due 2009 into fixed and variable rate euro notes with a notional amount totaling €754.7 million. Concurrent with the closing of the UPC October 1999 Senior Notes offering, UPC entered into a cross-currency swap, swapping the $252.0 million UPC 11.25% dollar Senior Notes due 2009 into fixed-rate and variable-rate euro notes with a notional amount totaling €240.2 million and swapping the $200.0 million UPC 10.875% dollar Senior Notes due 2007 into fixed-rate and variable-rate euro notes with a notional amount totaling €190.6 million. Concurrent with the closing of the UPC January 2000 Senior Notes offering, UPC entered into a cross-currency swap, swapping a total of $300.0 million of the UPC 11.25% dollar Senior Notes due 2010 into 10.0% fixed euro notes with a notional amount of €297.0 million until August 2008.

The derivative instruments related to the UPC July 1999, October 1999 and January 2000 Senior Notes were marked to fair value each period with the corresponding gain or loss recorded as a part of foreign exchange gain (loss) and other income (expense) in the consolidated statement of operations. For the years ended December 31, 2002 and 2001, we recorded losses of $130.1 million and $105.8 million, respectively, in connection with the change in fair value of these derivative instruments. In June 2002, UPC recognized an extraordinary gain of $342.3 million from the delivery by certain banks of $399.2 million in aggregate principal amount of UPC's senior notes and senior discount notes as settlement of the interest rate/cross currency derivative contracts on the UPC July 1999 Senior Notes, UPC October 1999 Senior Notes and UPC January 2000 Senior Notes.

Concurrent with the closing of the UPC Distribution Bank Facility, UPC entered into a cross currency and interest rate swap, pursuant to which a $347.5 million obligation under the UPC Distribution Bank Facility was swapped at an average rate of 0.852 euros per U.S. dollar until November 29, 2002. As of November 29, 2002, the cross currency swap was settled for €64.6 million, of which €12.0 million has been paid as of December 31, 2002. The remaining amount of €52.6 million is outstanding until August 2003 and is classified as short-term debt. In addition, UPC entered into an interest rate swap of €1.725 billion to fix the Euro Interbank Offer Rate ("EURIBOR") portion of the interest calculation to 4.55% for the period ending April 15, 2003. This €1.725 billion interest rate swap on the UPC Distribution Bank Facility qualifies as an accounting cash flow hedge as defined by SFAS 133. Accordingly, the changes in fair value of this instrument are recorded through other comprehensive income (loss) in the consolidated statement of stockholders' equity (deficit).

**Inflation and Foreign Investment Risk**

Certain of our operating companies operate in countries where the rate of inflation is extremely high relative to that in the United States. While our affiliated companies attempt to increase their subscription rates to offset increases in operating costs, there is no assurance that they will be able to do so. Therefore, operating costs may rise faster than associated revenue, resulting in a material negative impact on reported earnings. We are also impacted by inflationary increases in salaries, wages, benefits and other administrative costs, the effects of which to date have not been material.

Our foreign operating companies are all directly affected by their respective countries' government, economic, fiscal and monetary policies and other political factors. We believe that our operating companies' financial conditions and results of operations have not been materially adversely affected by these factors.

**Interest Rate Sensitivity**

The table below provides information about our primary debt obligations. The variable rate financial instruments are sensitive to changes in interest rates. The information is presented in U.S. dollar equivalents, which is our reporting currency and is based on the classification of indebtedness in our consolidated financial statements for the year ended December 31, 2002. Contractual maturities may differ from the information shown in the table below.

| | December 31, 2002 | | Expected payment as of December 31, | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Book Value | Fair Value | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total |
| | | | (In thousands, except interest rates) | | | | | | |
| Fixed rate UGC Holdings 1998 Notes (dollar) | $ 24,313 | $ 8,619(1) | $ – | $ – | $ – | $ – | $ – | $ 24,313 | $ 24,313 |
| Average interest rate | 10.75% | 41.99% | | | | | | | |
| Variable rate UPC Senior Notes due 2009 (dollar) | $ 520,484 | $ 31,923(1) | 520,484 | – | – | – | – | – | 520,484 |
| Average interest rate | 10.875% | 164.90% | | | | | | | |
| Fixed rate UPC Senior Notes due 2009 (euro) | $ 150,013 | $ 10,273(1) | 150,013 | – | – | – | – | – | 150,013 |
| Average interest rate | 10.875% | 164.90% | | | | | | | |
| Fixed rate UPC Senior Discount Notes due 2009 (dollar) | $ 408,565 | $ 22,491(1) | 408,565 | – | – | – | – | – | 408,565 |
| Average interest rate | 12.50% | 93.71% | | | | | | | |
| Variable rate UPC Senior Notes due 2007 (dollar) | $ 113,766 | $ 7,333(1) | 113,766 | – | – | – | – | – | 113,766 |
| Average interest rate | 10.875% | 139.99% | | | | | | | |
| Fixed rate UPC Senior Notes due 2007 (euro) | $ 39,655 | $ 2,986(1) | 39,655 | – | – | – | – | – | 39,655 |
| Average interest rate | 10.875% | 139.99% | | | | | | | |
| Variable rate UPC Senior Notes due 2009 (dollar) | $ 113,602 | $ 7,188(1) | 113,602 | – | – | – | – | – | 113,602 |
| Average interest rate | 11.25% | 134.80% | | | | | | | |
| Fixed rate UPC Senior Notes due 2009 (euro) | $ 40,019 | $ 3,008(1) | 40,019 | – | – | – | – | – | 40,019 |
| Average interest rate | 11.25% | 134.80% | | | | | | | |
| Fixed rate UPC Senior Discount Notes due 2009 (dollar) | $ 254,634 | $ 14,769(1) | 254,634 | – | – | – | – | – | 254,634 |
| Average interest rate | 13.375% | 88.60% | | | | | | | |
| Fixed rate UPC Senior Discount Notes due 2009 (euro) | $ 96,782 | $ 5,862(1) | 96,782 | – | – | – | – | – | 96,782 |
| Average interest rate | 13.375% | 88.60% | | | | | | | |
| Fixed rate UPC Senior Notes due 2010 (dollar) | $ 356,573 | $ 22,055(1) | 356,573 | – | – | – | – | – | 356,573 |
| Average interest rate | 11.25% | 169.69% | | | | | | | |
| Fixed rate UPC Senior Notes due 2010 (euro) | $ 86,484 | $ 6,252(1) | 86,484 | – | – | – | – | – | 86,484 |
| Average interest rate | 11.25% | 169.69% | | | | | | | |
| Fixed rate UPC Senior Notes due 2010 (dollar) | $ 145,078 | $ 9,879(1) | 145,078 | – | – | – | – | – | 145,078 |
| Average interest rate | 11.50% | 172.59% | | | | | | | |
| Fixed rate UPC Senior Discount Notes due 2010 (dollar) | $ 487,333 | $ 29,966(1) | 487,333 | – | – | – | – | – | 487,333 |
| Average interest rate | 13.75% | 83.01% | | | | | | | |
| Fixed rate UPC FiBI Loan (dollar) | $ 57,033 | $ – (2) | 57,033 | – | – | – | – | – | 57,033 |
| Average interest rate | 10.00% | 0.00% | | | | | | | |
| Fixed rate UPC Polska Senior Discount Notes | $ 377,110 | $ 99,133(1) | – | – | – | – | – | 377,110 | 377,110 |
| Average interest rate | 7.00%-14.50% | 42.26%-87.54% | | | | | | | |
| Variable rate UPC Bank Facility | $ 3,289,826 | $ 3,289,826(3) | 3,289,826 | – | – | – | – | – | 3,289,826 |
| Average interest rate | 7.25% | 7.25% | | | | | | | |
| Notes payable to Liberty | $ 102,728 | $ 102,728(3) | 102,728 | – | – | – | – | – | 102,728 |
| Average interest rate | 8.00% | 8.00% | | | | | | | |
| VTR Bank Facility | $ 144,000 | $ 144,000(3) | 144,000 | – | – | – | – | – | 144,000 |
| Average interest rate | 7.60% | 7.60% | | | | | | | |
| Capital lease obligations | $ 59,748 | $ 59,748(3) | 4,553 | 3,955 | 3,919 | 3,938 | 3,957 | 39,426 | 59,748 |
| Average interest rate | Various | Various | | | | | | | |
| Other debt | $ 92,021 | $ 92,021(3) | 75,968 | 6,900 | 3,782 | 1,794 | 679 | 2,898 | 92,021 |
| Average interest rate | Various | Various | | | | | | | |
| Total debt | $ 6,959,767 | $ 3,970,060 | 6,487,096 | 10,855 | 7,701 | 5,732 | 4,636 | 443,747 | 6,959,767 |
| Operating leases | | | 53,164 | 43,660 | 27,510 | 23,167 | 21,748 | 43,871 | 213,120 |
| Other commitments | | | 100,741 | 56,043 | 52,464 | 17,420 | 22,620 | 67,738 | 317,026 |
| Total commitments | | | 153,905 | 99,703 | 79,974 | 40,587 | 44,368 | 111,609 | 530,146 |
| Total debt and commitments | | | $ 6,641,001 | $ 110,558 | $ 87,675 | $ 46,319 | $ 49,004 | $ 555,356 | $ 7,489,913 |

(1) Fair value is based upon recent bid prices.
(2) Fair value approximates nil, due to under water convertibility feature.
(3) Fair value approximates book value in the absence of quoted market prices.

## Selected Quarterly Financial Data

The following table presents selected unaudited operating results for each of the last eight quarters through December 31, 2002. We believe that all necessary adjustments have been included in the amounts stated to present fairly the quarterly results when read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10-K. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods. The amount of net income (loss) as shown below for the first quarter of 2002 has been restated to give effect to the impairment of goodwill totaling $1.34 billion as of January 1, 2002, in accordance with the transition guidance in SFAS 142.

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2002 | June 30, 2002 | September 30, 2002 | December 31 2002 |
| | (In thousands, except share and per share data) | | | |
| Revenue | $ 349,040 | $ 379,732 | $ 384,736 | $ 401,513 |
| Operating income (loss) | $ (122,647) | $ (130,166) | $ (123,195) | $ (523,274) |
| Net income (loss) | $ (232,147) | $ 569,570 | $ (423,139) | $ (418,663) |
| Net loss per common share: | | | | |
| Basic net income (loss) | $ (0.74) | $ 1.37 | $ (1.02) | $ (1.01) |
| Diluted net income (loss) | $ (0.74) | $ 1.37 | $ (1.02) | $ (1.01) |
| Weighted average number of common shares outstanding: | | | | |
| Basic | 317,936,595 | 416,187,877 | 413,450,776 | 413,486,364 |
| Diluted | 317,936,595 | 416,909,206 | 413,450,776 | 413,486,364 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2001 | June 30, 2001 | September 30, 2001 | December 31, 2001 |
| | (In thousands, except share and per share data) | | | |
| Revenue | $ 394,745 | $ 399,250 | $ 391,865 | $ 376,034 |
| Operating income (loss) | $ (345,426) | $ (601,868) | $ (355,408) | $ (1,569,604) |
| Net loss | $ (663,259) | $ (811,453) | $ (901,020) | $ (2,118,977) |
| Basic and diluted net loss per common share | $ (6.94) | $ (8.38) | $ (9.19) | $ (20.65) |
| Basic and diluted weighted average number of common shares outstanding | 97,439,092 | 98,328,251 | 99,485,929 | 103,250,060 |

## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As previously reported on Form 8-K dated July 11, 2002, our Board of Directors dismissed Arthur Andersen as our independent auditor, and engaged KPMG LLP as our independent auditor for the fiscal year ending December 31, 2002.

(This page has been left blank intentionally.)

**Independent Auditors' Report**

The Board of Directors
UnitedGlobalCom, Inc.:

We have audited the accompanying consolidated balance sheet of UnitedGlobalCom, Inc. (a Delaware corporation formerly known as New UnitedGlobalCom, Inc. — See Note 4) and subsidiaries as of December 31, 2002 and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The 2001 and 2000 consolidated financial statements of UnitedGlobalCom, Inc. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 7 to the 2002 consolidated financial statements, in their report dated April 12, 2002 (except with respect to the matter discussed in Note 23 to those consolidated financial statements, as to which the date was May 14, 2002). Such report included an explanatory paragraph indicating substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of UnitedGlobalCom, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's primary operating subsidiary (United Pan-Europe Communications, N.V.) is currently under bankruptcy court supervision in both the United States and in The Netherlands, has suffered recurring losses from operations and is currently in default under certain of its significant bank credit facilities and senior notes and senior discount note agreements, which has resulted in a significant net working capital deficiency and raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

As discussed above, the 2001 and 2000 consolidated financial statements of UnitedGlobalCom, Inc. and subsidiaries were audited by other auditors who have ceased operations. As described in Note 7, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 and 2000 in Note 7 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of UnitedGlobalCom, Inc. and subsidiaries other than with respect to such disclosures, and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

KPMG LLP

Denver, Colorado
March 31, 2003, except as to
Note 21 to the consolidated
financial statements, which
is as of April 9, 2003

**The following is a copy of the Report of Independent Public Accountants previously issued by Arthur Andersen LLP in connection with the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as amended in connection with Amendment No. 1 to the Company's Form S-1 Registration Statement filed on June 6, 2002. The report of Andersen is included in this Annual Report on Form 10-K pursuant to Rule 2-02(e) of Regulation S-X. This Audit Report has not been reissued by Arthur Andersen LLP. The information previously contained in Note 23 to those consolidated financial statements is provided in Note 4 to our 2002 consolidated financial statements.**

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UnitedGlobalCom, Inc.:

We have audited the accompanying consolidated balance sheets of UnitedGlobalCom, Inc. (a Delaware corporation f/k/a New UnitedGlobalCom, Inc. – see Note 23) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive (loss) income, stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UnitedGlobalCom, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, is currently in default under certain of its significant bank credit facilities, senior notes and senior discount note agreements, which has resulted in a significant net working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

ARTHUR ANDERSEN LLP

Denver, Colorado
April 12, 2002 (except with respect
to the matter discussed in Note 23,
as to which the date is May 14, 2002)

# UnitedGlobalCom, Inc.
## Consolidated Balance Sheets
## (In thousands, except par value and number of shares)

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 410,185 | $ 920,140 |
| Restricted cash | 48,219 | 86,625 |
| Short-term liquid investments | 45,854 | 78,946 |
| Subscriber receivables, net of allowance for doubtful accounts of $71,485 and $51,405, respectively | 136,796 | 152,025 |
| Notes receivable, related parties | 8,323 | 310,904 |
| Other receivables, including related party receivables of $7,079 and $32,145, respectively | 57,838 | 107,704 |
| Deferred financing costs, net of accumulated amortization of $24,928 and $39,178, respectively | 62,996 | 132,564 |
| Business transferred under contractual arrangement | – | 78,672 |
| Deferred taxes | 633 | 3,604 |
| Other current assets, net | 94,707 | 72,067 |
| Total current assets | 865,551 | 1,943,251 |
| Investments in affiliates, accounted for under the equity method, net | 153,853 | 231,625 |
| Property, plant and equipment, net | 3,640,211 | 3,692,485 |
| Goodwill, net | 1,184,132 | 2,748,767 |
| Other intangible assets, net | 79,977 | 95,155 |
| Deferred financing costs, net of accumulated amortization of $173 and $7,688, respectively | 183 | 18,371 |
| Derivative assets | – | 131,320 |
| Business transferred under contractual arrangement | – | 143,124 |
| Deferred taxes | 733 | 8,866 |
| Other assets, net | 6,954 | 25,676 |
| Total assets | $ 5,931,594 | $ 9,038,640 |

The accompanying notes are an integral part of these consolidated financial statements.

# UnitedGlobalCom, Inc.
## Consolidated Balance Sheets (continued)
## (In thousands, except par value and number of shares)

| | December 31, | |
|---|---|---|
| **Liabilities and Stockholders' Equity (Deficit)** | **2002** | **2001** |
| Current liabilities | | |
| Not subject to compromise: | | |
| Accounts payable, including related party payables of $1,704 and $1,347, respectively | $ 145,388 | $ 350,813 |
| Accrued liabilities | 375,953 | 697,827 |
| Subscriber prepayments and deposits | 127,553 | 88,975 |
| Short-term debt | 205,145 | 77,614 |
| Notes payable, related party | 102,728 | – |
| Current portion of senior notes and other long-term debt, related party | – | 2,314,992 |
| Current portion of senior notes and other long-term debt | 3,366,235 | 6,074,502 |
| Business transferred under contractual arrangement | – | 607,350 |
| Derivative liabilities | 12,290 | – |
| Other current liabilities | 4,158 | 11,052 |
| Total current liabilities not subject to compromise | 4,339,450 | 10,223,125 |
| Subject to compromise: | | |
| Accounts payable | 38,647 | – |
| Accrued liabilities | 232,603 | – |
| Current portion of senior notes and senior discount notes | 2,812,988 | – |
| Total current liabilities subject to compromise | 3,084,238 | – |
| Long-term liabilities | | |
| Not subject to compromise: | | |
| Senior notes and senior discount notes | 401,423 | 1,565,856 |
| Other long-term debt | 71,248 | 78,037 |
| Net negative investment in deconsolidated subsidiaries | 801,958 | – |
| Business transferred under contractual arrangement | – | 228,012 |
| Deferred taxes | 184,858 | 80,300 |
| Other long-term liabilities | 88,634 | 148,135 |
| Total long-term liabilities not subject to compromise | 1,548,121 | 2,100,340 |
| Commitments and contingencies (Notes 10 and 11) | | |
| Minority interests in subsidiaries | 1,402,146 | 1,240,665 |
| Series B convertible preferred stock, stated at liquidation value, nil and 113,983 shares issued and outstanding, respectively | – | 29,990 |
| Stockholders' equity (deficit) | | |
| Preferred stock, $0.01 par value, 10,000,000 shares authorized, nil shares issued and outstanding | – | – |
| Series C convertible preferred stock, nil and 425,000 shares issued and outstanding, respectively | – | 425,000 |
| Series D convertible preferred stock, nil and 287,500 shares issued and outstanding, respectively | – | 287,500 |
| Class A common stock, $0.01 par value, 1,000,000,000 shares authorized, 110,392,692 and 98,042,205 shares issued, respectively | 1,104 | 981 |
| Class B common stock, $0.01 par value, 1,000,000,000 shares authorized, 8,870,332 and 19,027,134 shares issued and outstanding, respectively | 89 | 190 |
| Class C common stock, $0.01 par value 400,000,000 shares authorized, 303,123,542 and nil shares issued and outstanding, respectively | 3,031 | – |
| Additional paid-in capital | 3,683,644 | 1,537,944 |
| Deferred compensation | (28,473) | (74,185) |
| Treasury stock, at cost, 7,404,240 and 5,604,948 shares of Class A common stock, respectively | (34,162) | (29,984) |
| Accumulated deficit | (6,945,687) | (6,437,290) |
| Accumulated other comprehensive income (loss) | (1,121,907) | (265,636) |
| Total stockholders' equity (deficit) | (4,442,361) | (4,555,480) |
| Total liabilities and stockholders' equity (deficit) | $ 5,931,594 | $ 9,038,640 |

The accompanying notes are an integral part of these consolidated financial statements.

# UnitedGlobalCom, Inc.
## Consolidated Statements of Operations and Comprehensive Income (Loss)
## (In thousands, except share and per share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Revenue | $ 1,515,021 | $ 1,561,894 | $ 1,251,034 |
| Operating expense (exclusive of items shown separately below) | (772,398) | (1,062,394) | (893,682) |
| Selling, general and administrative expense | (474,477) | (699,561) | (682,633) |
| Depreciation and amortization | (730,001) | (1,147,176) | (815,522) |
| Impairment and restructuring charges | (437,427) | (1,525,069) | – |
| Operating income (loss) | (899,282) | (2,872,306) | (1,140,803) |
| Interest income, including related party income of $2,722, $35,336 and $1,918, respectively | 38,315 | 104,696 | 133,297 |
| Interest expense, including related party expense of $24,805, $58,834 and nil, respectively | (680,101) | (1,070,830) | (928,783) |
| Foreign currency exchange gain (loss), net | 739,794 | (148,192) | (215,900) |
| Proceeds from litigation settlement | – | 194,830 | – |
| Gain (loss) on sale of investments in affiliates and other assets, net | (30,663) | (416,803) | 6,194 |
| Provision for loss on investments | (27,083) | (342,419) | (5,852) |
| Gain on issuance of common equity securities by subsidiaries | – | – | 127,731 |
| Derivative losses and other income (expense), net | (93,749) | (117,923) | (4,305) |
| Income (loss) before income taxes and other items | (952,769) | (4,668,947) | (2,028,421) |
| Reorganization expenses, net | (75,243) | – | – |
| Income tax (expense) benefit, net | (90,599) | 40,661 | 2,897 |
| Minority interests in subsidiaries, net | (67,103) | 496,515 | 934,548 |
| Share in results of affiliates, net | (72,142) | (386,441) | (129,914) |
| Income (loss) from continuing operations before extraordinary gain and cumulative effect of change in accounting principle | (1,257,856) | (4,518,212) | (1,220,890) |
| Extraordinary gain on early extinguishment of debt, net of income tax | 2,098,199 | 3,447 | – |
| Cumulative effect of change in accounting principle | (1,344,722) | 20,056 | – |
| Net income (loss) | $ (504,379) | $ (4,494,709) | $ (1,220,890) |
| Basic and diluted net income (loss) attributable to common stockholders | $ (508,553) | $ (4,546,457) | $ (1,272,482) |
| Basic and diluted net income (loss) per common share: | | | |
| Basic and diluted net income (loss) before extraordinary gain and cumulative effect of change in accounting principle | $ (3.23) | $ (45.77) | $ (13.24) |
| Extraordinary gain on early extinguishment of debt | 5.38 | 0.03 | – |
| Cumulative effect of change in accounting principle | (3.45) | 0.20 | – |
| Basic and diluted net income (loss) | $ (1.30) | $ (45.54) | $ (13.24) |
| Basic and diluted weighted-average number of common shares outstanding | 390,087,623 | 99,834,387 | 96,114,927 |
| Other comprehensive income (loss), net of tax: | | | |
| Net income (loss) | $ (504,379) | $ (4,494,709) | $ (1,220,890) |
| Foreign currency translation adjustments | (873,666) | 11,157 | (47,625) |
| Change in fair value of derivative assets | 13,443 | (24,059) | – |
| Change in unrealized gain on available-for-sale securities | 4,029 | 37,526 | (31,668) |
| Cumulative effect on other comprehensive income of change in accounting principle | – | 523 | – |
| Amortization of cumulative effect of change in accounting principle | (77) | (252) | – |
| Comprehensive income (loss) | $ (1,360,650) | $ (4,469,814) | $ (1,300,183) |

The accompanying notes are an integral part of these consolidated financial statements.

# UnitedGlobalCom, Inc.

## Consolidated Statements of Stockholders' Equity (Deficit)

### (In thousands, except number of shares)

| | Series C Preferred Stock | | Series D Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Deferred Compensation | Treasury Stock | | Accumulated Deficit | Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | Shares | Amount | | | |
| Balances, December 31, 1999 | 425,000 $ | 410,125 | 287,500 $ | 268,773 | 81,574,815 $ | 816 | 19,323,940 $ | 193 $ | 1,416,635 $ | (119,996) | 5,569,240 $ | (29,061)$ | (621,941) $ | (211,238) $ | 1,114,306 |
| Exchange of Class B common stock for Class A common stock | – | – | – | – | 102,000 | 1 | (102,000) | (1) | – | – | – | – | – | – | – |
| Issuance of Class A common stock in connection with Company's stock option plans and 401(k) plan | – | – | – | – | 1,027,822 | 10 | – | – | 7,993 | – | – | – | – | – | 8,003 |
| Conversion of Series B convertible preferred stock into Class A common stock | – | – | – | – | 48,996 | 1 | – | – | 519 | – | – | – | – | – | 520 |
| Accrual of dividends on Series B, C and D convertible preferred stock | – | 29,750 | – | 23,758 | – | – | – | – | (1,717) | – | – | – | (49,875) | – | 1,916 |
| Issuance of Class A common stock in lieu of cash dividends on Series C and D convertible preferred stock | – | (14,875) | – | (5,031) | 1,067,000 | 10 | – | – | 19,896 | – | – | – | – | – | – |
| Equity transactions of subsidiaries and other | – | – | – | – | – | – | – | – | 127,518 | 7,467 | – | – | – | – | 134,985 |
| Amortization of deferred compensation | – | – | – | – | – | – | – | – | (28,235) | (4,607) | – | – | – | – | (32,842) |
| Loans to related parties, collateralized with common shares and options | – | – | – | – | – | – | – | – | (11,016) | – | – | – | – | – | (11,016) |
| Purchase of treasury shares | – | – | – | – | – | – | – | – | – | – | 35,708 | (923) | – | – | (923) |
| Net loss | – | – | – | – | – | – | – | – | – | – | – | – | (1,220,890) | – | (1,220,890) |
| Foreign currency translation adjustments | – | – | – | – | – | – | – | – | – | – | – | – | – | (47,625) | (47,625) |
| Unrealized gain (loss) on available-for-sale securities | – | – | – | – | – | – | – | – | – | – | – | – | – | (31,668) | (31,668) |
| Balances, December 31, 2000 | 425,000 $ | 425,000 | 287,500 $ | 287,500 | 83,820,633 $ | 838 | 19,221,940 $ | 192 $ | 1,531,593 $ | (117,136) | 5,604,948 $ | (29,984)$ | (1,892,706) $ | (290,531) $ | (85,234) |

The accompanying notes are an integral part of these consolidated financial statements.

# UnitedGlobalCom, Inc.
## Consolidated Statements of Stockholders' Equity (Deficit) (continued)
### (In thousands, except number of shares)

| | Series C Preferred Stock | | Series D Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Deferred Compensation | Treasury Stock | | Accumulated Deficit | Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | Shares | Amount | | | |
| Balances, December 31, 2000 | 425,000 $ | 425,000 | 287,500 $ | 287,500 | 83,820,633 $ | 838 | 19,221,940 $ | 192 $ | 1,531,593 $ | (117,136) | 5,604,948 $ | (29,984)$ | (1,892,706) $ | (290,531) $ | (85,234) |
| Exchange of Class B common stock for Class A common stock | – | – | – | – | 194,806 | 2 | (194,806) | (2) | – | – | – | – | – | – | – |
| Issuance of Class A common stock in connection with Company's stock option plans and 401(k) plan | – | – | – | – | 76,504 | 1 | – | – | 386 | – | – | – | – | – | 387 |
| Issuance of Class A common stock for cash | – | – | – | – | 11,991,018 | 120 | – | – | 19,905 | – | – | – | – | – | 20,025 |
| Accrual of dividends on Series B, C and D convertible preferred stock | – | 14,875 | – | 10,063 | – | – | – | – | (1,873) | – | – | – | (49,875) | – | (26,810) |
| Issuance of Class A common stock in lieu of cash dividends on Series C and D convertible preferred stock | – | (14,875) | – | (10,063) | 1,959,244 | 20 | – | – | 24,918 | – | – | – | – | – | – |
| Equity transactions of subsidiaries and other | – | – | – | – | – | – | – | – | (29,122) | 22,159 | – | – | – | – | (6,963) |
| Amortization of deferred compensation | – | – | – | – | – | – | – | – | (1,292) | 20,792 | – | – | – | – | 19,500 |
| Loans to related parties, collateralized with common shares and options | – | – | – | – | – | – | – | – | (6,571) | – | – | – | – | – | (6,571) |
| Net loss | – | – | – | – | – | – | – | – | – | – | – | – | (4,494,709) | – | (4,494,709) |
| Foreign currency translation adjustments | – | – | – | – | – | – | – | – | – | – | – | – | – | 11,157 | 11,157 |
| Change in fair value of derivative assets | – | – | – | – | – | – | – | – | – | – | – | – | – | (24,059) | (24,059) |
| Unrealized gain (loss) on available-for-sale securities | – | – | – | – | – | – | – | – | – | – | – | – | – | 37,526 | 37,526 |
| Cumulative effect of change in accounting principle | – | – | – | – | – | – | – | – | – | – | – | – | – | 523 | 523 |
| Amortization of cumulative effect of change in accounting principle | – | – | – | – | – | – | – | – | – | – | – | – | – | (252) | (252) |
| Balances, December 31, 2001 | 425,000 $ | 425,000 | 287,500 $ | 287,500 | 98,042,205 $ | 981 | 19,027,134 $ | 190 $ | 1,537,944 $ | (74,185) | 5,604,948 $ | (29,984)$ | (6,437,290) $ | (265,636) $ | (4,555,480) |

The accompanying notes are an integral part of these consolidated financial statements.

# UnitedGlobalCom, Inc.
## Consolidated Statements of Stockholders' Equity (Deficit) (continued)
### (In thousands, except number of shares)

| | Series C Preferred Stock | | Series D Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Class C Common Stock | | Additional Paid-In Capital | Deferred Compensation | Treasury Stock | | Accumulated Deficit | Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | Shares | Amount | | | |
| Balances, December 31, 2001 | 425,000 $ | 425,000 | 287,500 $ | 287,500 | 98,042,205 $ | 981 | 19,027,134 $ | 190 | – $ | – $ | 1,537,944 $ | (74,185) | 5,604,948 $ | (29,984)$ | (6,437,290) $ | (265,636) $ | (4,555,480) |
| Accrual of dividends on Series B, C and D convertible preferred stock | – | – | – | – | – | – | – | – | – | – | (156) | – | – | – | (4,018) | – | (4,174) |
| Merger/reorganization transaction | (425,000) | (425,000) | (287,500) | (287,500) | 11,628,674 | 116 | (10,156,802) | (101) | 21,835,384 | 218 | 770,448 | – | (35,708) | 923 | – | – | 59,104 |
| Issuance of Class C common stock for financial assets | – | – | – | – | – | – | – | – | 281,288,158 | 2,813 | 1,396,469 | – | – | – | – | – | 1,399,282 |
| Issuance of Class A common stock in exchange for remaining interest in UGC Holdings | – | – | – | – | 600,000 | 6 | – | – | – | – | (6) | – | – | – | – | – | – |
| Issuance of Class A common stock in connection with 401(k) plan | – | – | – | – | 121,813 | 1 | – | – | – | – | 340 | – | – | – | – | – | 341 |
| Equity transactions of subsidiaries and other | – | – | – | – | – | – | – | – | – | – | (21,395) | 12,794 | – | – | – | – | (8,601) |
| Amortization of deferred compensation | – | – | – | – | – | – | – | – | – | – | – | 32,918 | – | – | – | – | 32,918 |
| Purchase of treasury shares | – | – | – | – | – | – | – | – | – | – | – | – | 1,835,000 | (5,101) | – | – | (5,101) |
| Net loss | – | – | – | – | – | – | – | – | – | – | – | – | – | – | (504,379) | – | (504,379) |
| Foreign currency translation adjustments | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – | (873,666) | (873,666) |
| Change in fair value of derivative assets | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – | 13,443 | 13,443 |
| Unrealized gain (loss) on available-for-sale securities | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – | 4,029 | 4,029 |
| Amortization of cumulative effect of change in accounting principle | – | – | – | – | – | – | – | – | – | – | – | – | – | – | – | (77) | (77) |
| Balances, December 31, 2002 | – $ | – | – $ | – | 110,392,692 $ | 1,104 | 8,870,332 $ | 89 | 303,123,542 $ | 3,031 $ | 3,683,644 $ | (28,473) | 7,404,240 $ | (34,162)$ | (6,945,687) $ | (1,121,907) $ | (4,442,361) |

The accompanying notes are an integral part of these consolidated financial statements.

# UnitedGlobalCom, Inc.
## Consolidated Statements of Cash Flows
### (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Cash Flows from Operating Activities** | | | |
| Net income (loss) | $ (504,379) | $ (4,494,709) | $ (1,220,890) |
| Adjustments to reconcile net income (loss) to net cash flows from operating activities: | | | |
| Depreciation and amortization | 730,001 | 1,147,176 | 815,522 |
| Impairment and restructuring charges | 437,427 | 1,525,069 | – |
| Stock-based compensation | 28,228 | 8,818 | (43,183) |
| Accretion of interest on senior notes and amortization of deferred financing costs | 234,247 | 492,387 | 447,056 |
| Unrealized foreign exchange (gains) losses, net | (745,169) | 125,722 | 165,173 |
| Loss on derivative securities | 115,458 | – | – |
| (Gain) loss on sale of investments in affiliates and other assets, net | 30,663 | 416,803 | (6,194) |
| Provision for loss on investments | 27,083 | 342,419 | 5,852 |
| Reorganization expenses, net | 75,243 | – | – |
| Gain on issuance of common equity securities by subsidiaries | – | – | (127,731) |
| Minority interests in subsidiaries | 67,103 | (496,515) | (934,548) |
| Share in results of affiliates, net | 72,142 | 386,441 | 129,914 |
| Extraordinary gain on early extinguishment of debt, net of income tax | (2,098,199) | – | – |
| Cumulative effect of change in accounting principle | 1,344,722 | (20,056) | – |
| Change in receivables, net | 42,175 | 68,137 | (67,984) |
| Change in other assets | 4,628 | 2,489 | (27,998) |
| Change in accounts payable, accrued liabilities and other | (154,981) | (175,324) | 393,321 |
| Net cash flows from operating activities | (293,608) | (671,143) | (471,690) |
| **Cash Flows from Investing Activities** | | | |
| Purchase of short-term liquid investments | (117,221) | (1,691,751) | (3,049,476) |
| Proceeds from sale of short-term liquid investments | 152,405 | 1,907,171 | 3,244,389 |
| Restricted cash released (deposited), net | 40,357 | (74,996) | 3,801 |
| Investments in affiliates and other investments | (2,590) | (60,654) | (348,077) |
| Proceeds from sale of investments in affiliated companies | – | 120,416 | – |
| New acquisitions, net of cash acquired | (22,617) | (39,950) | (1,703,660) |
| Capital expenditures | (335,192) | (996,411) | (1,846,602) |
| Increase in notes receivable from affiliates | (624) | (268,661) | (245,208) |
| Other | 28,219 | 223,469 | 53,434 |
| Net cash flows from investing activities | (257,263) | (881,367) | (3,891,399) |
| **Cash Flows from Financing Activities** | | | |
| Issuance of common stock by subsidiaries, net | – | 695 | 102,403 |
| Issuance of common stock by the Company, net | 200,006 | 20,025 | – |
| Issuance of convertible preferred stock by subsidiary | – | – | 990,000 |
| Issuance of common stock in connection with stock option plans | – | 3,334 | 13,263 |
| Proceeds from offering of senior notes and senior discount notes | – | – | 1,612,200 |
| Proceeds from notes payable to shareholder | 102,728 | – | – |
| Proceeds from short-term and long-term borrowings | 42,742 | 1,673,981 | 4,328,269 |
| Extinguishment of existing senior notes | (231,630) | (261,309) | – |
| Financing costs | (18,293) | (17,771) | (149,259) |
| Repayments of short-term and long-term borrowings | (90,331) | (766,950) | (2,468,561) |
| Payment of sellers notes | – | – | (391) |
| Increase in notes receivable from affiliates | – | (6,571) | (11,016) |
| Net cash flows from financing activities | 5,222 | 645,434 | 4,416,908 |
| **Effects of Exchange Rates on Cash** | 35,694 | (49,612) | (102,906) |
| **Decrease in Cash and Cash Equivalents** | (509,955) | (956,688) | (49,087) |
| **Cash and Cash Equivalents, Beginning of Period** | 920,140 | 1,876,828 | 1,925,915 |
| **Cash and Cash Equivalents, End of Period** | $ 410,185 | $ 920,140 | $ 1,876,828 |
| **Supplemental Cash Flow Disclosure** | | | |
| Cash paid for reorganization expenses | $ 33,488 | $ – | $ – |
| Cash paid for interest | $ 304,274 | $ 519,221 | $ 363,594 |
| Cash received for interest | $ 24,166 | $ 73,648 | $ 125,943 |
| Cash paid for income taxes | $ 14,260 | $ – | $ – |
| **Non-Cash Investing and Financing Activities** | | | |
| Acquisition of German business via issuance of subsidiary shares | $ – | $ – | $ 622,261 |
| Acquisition of Cignal Global Communications via issuance of subsidiary shares | $ – | $ – | $ 205,117 |
| Issuance of common stock for financial assets | $ 1,206,441 | $ – | $ – |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. Organization and Nature of Operations

UnitedGlobalCom, Inc. (together with its consolidated subsidiaries, the "Company" or "United"), provides video, telephone and Internet access services, which the Company refers to as "TriplePlay", or "Triple Play Distribution", in numerous countries worldwide. The following chart presents a summary of the Company's ownership structure as of December 31, 2002:


UnitedGlobalCom, Inc.
100.0%
UGC Holdings, Inc. ("UGC Holdings")
100.0%
100.0%
United UPC Holdings, Inc. ("UPC Holdings")
UGC Properties, Inc. ("UGC Properties")
53.1%
100.0%
100.0%
United Pan-Europe Communications, N.V. ("UPC")
United Asia/Pacific Communications, Inc. ("Asia/Pacific") (1)(2)
United Latin America Holdings, Inc. ("ULAH")
Distribution
Austria:
UPC Telekabel Group 95.0%
Belgium:
UPC Belgium 100.0%
Czech Republic:
Kabelplus-KabelNet 99.9%-100.0%
France:
Médiareséaux 92.0% (3)
Germany:
EWT/TSS Group 28.7%
PrimaCom 25.0%
Hungary:
UPC Magyarorszag 100.0%
Monor 98.9%
Israel:
Tevel 46.6% (4)
Malta:
Melita 50.0%
The Netherlands:
UPC Nederland 100.0%
Norway:
UPC Norge 100.0%
Poland:
UPC Polska 100.0%
TKP 25.0%
Romania:
UPC Romania 100.0%
Slovak Republic:
Trnavatel-Kabeltel/UPC Slovensko 95.0%-100.0%
Sweden:
UPC Sweden 100.0%
Media and Content and Other
Pan-European:
chello broadband 85.3% (5)
Priority Telecom 71.5%
The Netherlands:
UPCtv 100.0%
Spain:
IPS 50.0%
Poland:
Wizja TV 100.0%
United Kingdom:
Xtra Music 50.0%
Other:
SBS 21.0%
50.0%
United Australia/Pacific, Inc. ("UAP")
100.0%
United Australia Holdings, Inc. ("UAH")
63.2%
United Austar, Inc. ("UAI")
80.7%
Austar United Communications Limited ("Austar United")
Distribution
Australia:
Austar Entertainment 100.0%
Austar United Broadband 100.0%
New Zealand:
TelstraClear 41.6%
Content
Australia:
XYZ Entertainment 50.0%
TVSN 22.2%
100.0%
United Latin America, Inc. ("ULA")
100.0%
Distribution
Brazil:
TV Show Brasil 100.0%
Jundiai 49.0%
Chile:
VTR 100.0%
Mexico:
Megapo 90.3%
Peru:
Star GlobalCom 100.0%
Uruguay:
Multitel 100.0%
Content
Latin American Programming:
MGM Networks LA 50.0%

(1) Asia/Pacific also holds a direct ownership interest in UAI and Austar United of 36.8% and 0.6%, respectively.
(2) Asia/Pacific also holds an indirect 19.6% interest in Pilipino Cable Corporation, based in the Philippines.
(3) The minority shareholders in Médiareséaux have the right to require UPC to purchase their shares in 2004 at the then fair market value.
(4) Tevel was sold in February 2003. See Note 9.
(5) Remainder is owned by a subsidiary of UGC Properties and a foundation that administers the chello broadband stock option plan.

## 2. Risks, Uncertainties and Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. On a consolidated basis, the Company has continued to incur operating losses, negative cash flows from operations and substantial capital expenditures, which have been driven by the continued rollout of enhanced video services, voice services and high-speed Internet access services over the Company's broadband network. UPC has a net working capital deficiency as a result of recurring losses from operations and defaults under certain bank credit facilities, senior notes and senior discount note agreements. UPC has filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code and a moratorium of payments in The Netherlands under Dutch Bankruptcy Law. In connection with these proceedings, UPC has agreed on a reorganization plan with its major creditors, including the Company. This plan of reorganization calls for a significant reduction in its current and long-term debt and an increased ownership percentage by the Company. VTR is currently negotiating with several financial institutions to amend and refinance its bank credit facility that is due April 29, 2003. As part of this refinancing, VTR and the Company may be required to pay down amounts owed under the facility and capitalize certain shareholder loans to VTR, among other conditions. The Company expects the term of VTR's bank credit facility to be extended for up to three years if this refinancing is successful. With the successful completion of the planned restructuring of UPC and refinancing of VTR's bank credit facility, management believes on a consolidated basis that the Company will have sufficient sources of capital, working capital and operating cash flows to enable it to continue as a going concern. While the Company is optimistic that each of these transactions will be completed successfully, the Company cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all. Accordingly, there is substantial doubt regarding the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company not be able to continue as a going concern.

*United Corporate*

At the corporate level, United had working capital of $208.4 million as of December 31, 2002, which included restricted cash of $29.0 million. United has notes payable to Liberty Media Corporation (together with its subsidiaries and affiliates "Liberty") with a principal balance totaling $102.7 million. Pursuant to a loan deferral agreement, Liberty has conditionally agreed to extend for one year the maturity of that portion of the principal of these notes that equals the amount the Company will pay to purchase common stock or assets, if any, as part of UPC's restructuring. No interest on these loans is deferred by the loan deferral agreement. The Company has agreed to purchase UPC's interest in SBS for €100.0 million as part of UPC's restructuring (the "SBS Transaction"). This transaction, if consummated, would satisfy United's €100.0 million commitment under the Reorganization Plan (as discussed below). Upon successful completion of the SBS Transaction, the Liberty notes would be due on or about January 30, 2004. The SBS Transaction is expected to close during April 2003. During 2003, United plans to raise capital through public and/or private debt and/or equity transactions, sell certain non-strategic assets and/or reduce spending. Although United expects these plans to be successful, there can be no assurance they will occur on terms that are satisfactory to United or at all.

*UPC*

UPC has incurred substantial operating losses and negative cash flows from operations, which have been driven by UPC's continued rollout of broadband services such as digital video, voice and Internet. In addition, substantial capital expenditures have been required to deploy these services and to acquire businesses. As a result, management expects UPC to incur operating losses at least through 2004. UPC's senior notes, senior discount notes, the $1.225 billion 6% guaranteed discount notes due 2007 (the "UPC Exchangeable Loan") and the senior secured credit facility among UPC Distribution Holdings, B.V. ("UPC Distribution") as borrower and TD Bank Europe Limited and Toronto Dominion (Texas), Inc., as facility agents, and a group of banks and financial institutions (the "UPC Distribution Bank Facility"), are in default and have been classified as current liabilities. UPC's ability to continue as a going concern is dependent on (i) its ability to restructure its senior notes and senior discount notes, the UPC Exchangeable Loan and its convertible preferred stock and (ii) its ability to generate enough cash flow to enable it to recover the carrying value of its assets and satisfy its liabilities in the normal course of business.

Given UPC's funding requirements at the end of 2001 and possible lack of access to debt and equity capital in the near term, UPC determined that it would not make interest payments on its senior notes as they fell due. On February 1, 2002, UPC failed to make required interest payments in the aggregate amount of $100.6 million on its outstanding 10.875% Senior Notes due 2009, 11.25% Senior Notes due 2010 and 11.5% Senior Notes due 2010. The indentures related to its senior notes and senior discount notes provide that failing to make interest payments constitutes an event of default under the notes if UPC is in default of the payment of interest on any of the notes for a period of time in excess of 30 days. Since UPC failed to make the interest payments upon expiration of this 30-day grace period on March 3, 2002, events of default occurred under those indentures. The occurrence of these events of default resulted in cross events of default under the indentures related to the remaining series of senior notes and senior discount notes. The occurrence of the various events of default gave the trustees under the related indentures, or the requisite number of holders of such notes, the right to accelerate the maturity of all of UPC's senior notes and senior discount notes. In addition, on May 1, 2002, August 1, 2002, November 1, 2002 and February 1, 2003, UPC failed to make required interest payments in the aggregate amount of $35.3 million, $122.0 million, $35.9 million and $123.4 million, respectively, on its outstanding 10.875% Senior Notes due 2007, 11.25% Senior Notes due 2009, 10.875% Senior Notes due 2009, 11.25% Senior Notes due 2010 and 11.5% Senior Notes due 2010. To date, UPC has not made these payments, and neither the trustees for those notes nor the requisite number of holders of those notes have accelerated the payment of principal and interest under those notes.

UPC's failure to make the February 1, 2002, May 1, 2002, August 1, 2002, November 1, 2002 and February 1, 2003 interest payments on certain of its outstanding senior notes gave rise to potential cross events of default under the UPC Distribution Bank Facility and the UPC Exchangeable Loan. The UPC Distribution Bank Facility is secured by share pledges on UPC Distribution which is the holding company of most companies within the UPC Distribution group, and over certain operating companies within this group. The UPC Exchangeable Loan is secured by pledges over the stock of Belmarken Holding B.V. ("Belmarken"), UPC's wholly-owned subsidiary, UPC Holding B.V. and UPC Internet Holding B.V., which owns chello broadband. The occurrence of matured cross events of default under such facilities gave the creditors under those facilities the right to accelerate the maturity of the loans and to foreclose upon the collateral securing the loans. On March 4, 2002, UPC received the first of a series of waivers from the lenders of the UPC Distribution Bank Facility and the UPC Exchangeable Loan for the potential cross events of default under such facilities that existed or may exist as a result of UPC's failure to make the interest payments due on February 1, 2002 within the applicable cure periods, or any resulting cross defaults. These waivers were periodically extended through September 27, 2002. On September 30, 2002, a waiver and amendment letter was executed with the UPC Distribution Bank Facility lenders that waived these events of default through March 31, 2003 (the "Modified Waiver Letter"). The Modified Waiver Letter includes amendments to the UPC Distribution Bank Facility to:

- Increase and extend the maximum permitted ratios of senior debt to annualized EBITDA (as defined in the bank facility) and lower and extend the minimum required ratios of EBITDA (as defined in the bank facility) to total cash interest and EBITDA (as defined in the bank facility) to senior debt service;
- Increase the interest margin on outstanding loans under the facility by 1.5%;
- Include a fee of 0.25% on the total commitment amount;
- Reduce the total commitment amount under the UPC Distribution Bank Facility to €3.5 billion; and
- Require UPC to inject €125.0 million in cash to UPC Distribution on or before March 31, 2003.

On September 30, 2002, United, UPC and members of an ad-hoc committee representing UPC's bondholders (the "Bondholder Committee") signed definitive agreements for the recapitalization of UPC (the "Reorganization Plan"). If completed under its current terms, the Reorganization Plan will substantially delever UPC's consolidated balance sheet through the judicially supervised conversion of the UPC Exchangeable Loan and UPC's senior notes and senior discount notes into new common stock issued by a newly formed Delaware corporation ("New UPC"). Key terms of the Reorganization Plan are as follows:

- United will receive approximately 65.5% of New UPC's pro forma equity (subject to dilution under certain circumstances) in exchange for the $1.435 billion face amount of UPC senior notes and senior discount notes and €263.1 million face amount of UPC senior notes and senior discount notes (collectively the "United UPC Bonds") and the UPC Exchangeable Loan;
- Third-party noteholders will receive approximately 32.5% of New UPC's pro forma equity (subject to dilution under certain circumstances) in exchange for their holdings;
- UPC's existing preferred and ordinary shareholders, including United, will receive approximately 2.0% of New UPC's pro forma equity (subject to dilution under certain circumstances);
- An agreement by the parties (other than UPC) to forbear on exercising rights and remedies relating to defaults on the senior notes, senior discount notes and the UPC Exchangeable Loan while the restructuring remains in effect; and
- United will purchase up to €100.0 million of New UPC common stock or assets as part of UPC's restructuring (subject to reduction if UPC sells any assets, raises any non-dilutive capital prior to the closing of the restructuring or if the third-party bondholders participate pro-rata in the equity issuance).

In order to effect the restructuring, on December 3, 2002, UPC filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "U.S. Chapter 11 Case") with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court"), including the pre-negotiated Reorganization Plan. In order to fully achieve the restructuring, including the distributions contemplated by the Reorganization Plan, it was necessary to effect the restructuring under the laws of The Netherlands. Accordingly, in conjunction with the commencement of the U.S. Chapter 11 Case on December 3, 2002, UPC commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law (the "Dutch Bankruptcy Case"). On December 3, 2002, UPC filed a proposed plan of compulsory composition (the "Akkoord") with the Amsterdam Court (Rechtbank) (the "Dutch Bankruptcy Court") under the Dutch Faillissementswet (the "Dutch Bankruptcy Code"). UPC submitted a revision to the Reorganization Plan in the U.S. Bankruptcy Court and to the Akkoord in the Dutch Bankruptcy Court on December 23, 2002, and a subsequent revision on January 7, 2003. The U.S. Bankruptcy Court confirmed the Reorganization Plan on February 20, 2003. The Dutch Bankruptcy Court ratified the Akkoord on March 13, 2003. On March 21, 2003, InterComm Holdings L.L.C. ("ICH"), a creditor in the Dutch moratorium proceeding with a €1.00 claim and one vote, appealed the Dutch Bankruptcy Court's ratification of the Akkoord. The Dutch Court of Appeals is expected to rule on the appeal on or about April 15, 2003. UPC believes the appeal is without merit. The U.S. Bankruptcy Court has already overruled an objection brought by ICH in the parallel U.S. Chapter 11 Case. UPC does not expect that this appeal will affect the successful completion of UPC's restructuring, which is in its final stages. The appeal will, however, delay completion of the restructuring into the second quarter of 2003.

The Reorganization Plan and the Akkoord and other transactions contemplated by the restructuring agreement are to become effective on a date (the "Effective Date") identified by UPC and falling no more than eleven days after all conditions to the consummation of the Reorganization Plan and Akkoord have been satisfied or waived. Unlike the U.S. Bankruptcy Code, the Dutch Bankruptcy Code does not provide for the Akkoord to reorganize or cancel any of the equity interests, ownership interests or shares in UPC. Therefore, in accordance with Dutch law and in order to facilitate implementation of the Reorganization Plan, New UPC commenced an offer, solely with respect to holders of UPC Ordinary Shares A who were not U.S. persons and were not located or residing within the United States, to deliver shares of New UPC common stock to such holders (the "Dutch Implementing Offer"). Similarly, the Dutch Bankruptcy Code does not provide for the Dutch Bankruptcy Case to exempt compliance from otherwise applicable corporate law. Therefore, in order to facilitate implementation of the Reorganization Plan, UPC held a shareholders meeting on February 19, 2003, to approve certain amendments to UPC's articles of incorporation and certain other shareholder proposals. All of the amendments and other proposals were approved. No further U.S. or Dutch shareholder action is required to complete the restructuring.

UPC believes subscriber growth has been impacted in some countries by UPC's financial restructuring, however UPC believes the restructuring has not had a material adverse effect on its subsidiaries or UPC's relationship with suppliers and employees. Upon completion of the restructuring, UPC expects that its remaining consolidated cash balances, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its existing operations for the foreseeable future. However, if UPC wishes to expand its cable television services or broadband communications network to take full advantage of business opportunities, it will require additional capital. Due to UPC's recent financial performance, it may not be able to maintain adequate sources of capital to finance its capital expenditures. UPC does not know when additional financing may be available to it (if at all) or available on favorable terms. A failure to acquire additional capital on acceptable terms may seriously and adversely affect the growth of its business and may have an adverse effect on the valuation of its tangible and intangible assets.

*VTR*

On May 29, 2002, VTR and VTR's senior lenders entered into an amendment to VTR's existing $176.0 million senior secured credit facility (the "VTR Bank Facility"), extending the maturity date of the loans under the facility until April 29, 2003. The VTR Bank Facility bears interest at the 90-day London Interbank Offer Rate ("LIBOR") plus a margin of 5.5% in 2002 and 6.5% in 2003. In connection with the amendment, United funded $26.0 million in capital contributions to VTR, the proceeds of which were used to prepay the senior loans down to $150.0 million. United funded another $43.4 million in capital contributions during the remainder of 2002 for VTR's capital expenditures and general working capital. United also funded $6.0 million in December 2002 and $6.0 million in January 2003 in capital contributions for agreed upon prepayments of the VTR Bank Facility. VTR is currently negotiating with several financial institutions to amend and refinance the remaining $138.0 million amount of the VTR Bank Facility. As part of this refinancing VTR and United may be required to pay down additional amounts owed under the facility and capitalize certain shareholder loans to VTR, among other conditions. If this refinancing is successful, the term of the VTR Bank Facility is expected to be extended for up to three years. Although management believes it will be successful in refinancing the VTR Bank Facility prior to its due date of April 29, 2003, there can be no assurance that it will occur on terms that are satisfactory to VTR or United or at all.

### 3. Summary of Significant Accounting Policies

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Principles of Consolidation*

The consolidated financial statements include the accounts of United and all subsidiaries where it exercises a controlling financial interest through the ownership of a direct or indirect majority voting interest, including the accounts of UPC, which on December 3, 2002, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the U.S. Bankruptcy Court, voluntarily commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed an Akkoord with the Dutch Bankruptcy Court under the Dutch Bankruptcy Code. Although the U.S. and Dutch bankruptcy laws do convey significant rights to the bankruptcy courts, United believes during the bankruptcy proceedings that it substantively controls UPC for the following primary reasons:

- As both the majority debt and equity holder, United had majority voting control before UPC commenced involuntary bankruptcy proceedings and will have majority voting control of UPC on its emergence from bankruptcy;
- As a result of United's priority debt position and due to the fact United is UPC's single largest creditor, United was able to negotiate the prearranged form of the voluntary bankruptcy filing by obtaining the agreement of the other key stakeholders (UPC third-party bondholders and bank lenders) that United would continue to be UPC's controlling equity holder upon UPC's emergence from bankruptcy;
- Based on an evaluation of pre-arranged debtor-in-possession bankruptcies filed in the U.S. and in The Netherlands, it was virtually certain from the filing of UPC's bankruptcy petitions that the courts would confirm the bankruptcy plan;
- United believes the rights exercised by the U.S. and Dutch bankruptcy courts are protective in nature and, therefore, do not affect United's continued substantive control over UPC and the presumption that United should continue to consolidate UPC during the bankruptcy process; and
- United believes that consolidating UPC provides the best and most transparent financial reporting to its financial statement users.

Accordingly, the accounts of UPC have been consolidated for all periods presented in the accompanying financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

In connection with the bankruptcy proceedings, UPC is required to prepare its consolidated financial statements as of December 31, 2002, in accordance with Statement of Position 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code* ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. In accordance with SOP 90-7, all of UPC's pre-petition liabilities that are subject to compromise under the proposed plan of reorganization are segregated in UPC's consolidated balance sheet as liabilities subject to compromise. These liabilities are recorded at the amounts expected to be allowed as claims in the bankruptcy proceedings rather than at the estimated amounts for which those allowed claims may be settled as a result of the approval of the plan of reorganization. The estimates for allowable amounts are based on accounting records, discussions with creditors and amounts as documented in the Reorganization Plan, although these estimates for allowable amounts could change. Since the Company consolidates UPC, financial information with respect to UPC included in the Company's consolidated financial statements as of December 31, 2002 has been prepared in accordance with SOP 90-7. Comparable items in the prior year have not been reclassified to the presentation required by SOP 90-7. The following presents condensed financial information for UPC, in accordance with SOP 90-7:

| | | December 31, 2002 |
|---|---|---|
| | | (In thousands) |
| Assets | | |
| Current assets | $ | 578,630 |
| Long-term assets | | 4,587,443 |
| Total assets | $ | 5,166,073 |
| Liabilities and Stockholders' Equity (Deficit) | | |
| Current liabilities | | |
| Not subject to compromise | $ | 4,033,983 |
| Subject to compromise:(1) | | |
| Accounts payable | | 38,647 |
| Accrued liabilities | | 368,256 |
| Current portion of long-term debt | | 5,283,757 |
| Total current liabilities subject to compromise | | 5,690,660 |
| Long-term liabilites not subject to compromise | | 693,309 |
| Minority interests in subsidiaries | | 1,739 |
| Convertible preferred stock subject to compromise(1) | | 1,744,043 |
| Stockholders' equity (deficit) | | (6,997,661) |
| Total liabilities and stockholders' equity (deficit) | $ | 5,166,073 |

| | | Year Ended December 31, 2002 |
|---|---|---|
| | | (In thousands) |
| Revenue | $ | 1,319,741 |
| Expense(1) | | (1,081,022) |
| Depreciation and amortization | | (671,757) |
| Impairment and restructuring charges | | (437,427) |
| Operating income (loss) | | (870,465) |
| Other income (expense), net(1) | | (1,189,329) |
| Net income (loss) | $ | (2,059,794) |

(1) Includes intercompany amounts that are eliminated in consolidation.

In accordance with SOP 90-7, interest expense is reported in the accompanying consolidated statement of operations only to the extent that it will be paid during the bankruptcy proceedings or to the extent it is considered an allowed claim. The consolidated contractual interest expense for the year ended December 31, 2002 totaled $709.6 million. The reorganization expenses reported in the accompanying consolidated statement of operations include the write off of deferred financing costs of $36.2 million, professional fees of $37.9 million and retention bonuses of $1.1 million.

*Cash and Cash Equivalents, Restricted Cash and Short-Term Liquid Investments*

Cash and cash equivalents include cash and investments with original maturities of less than three months. Restricted cash includes cash held as collateral for letters of credit and other loans, and is classified based on the expected expiration of such facilities. Cash held in escrow and restricted to a specific use is classified based on the expected timing of such disbursement. Short-term liquid investments include certificates of deposit, commercial paper, corporate bonds and government securities that have original maturities greater than three months but less than twelve months. Short-term liquid investments are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these short-term liquid investments that are temporary in nature are reported as a separate component of stockholders' equity. Declines in the fair value of short-term liquid investments that are other than temporary are recognized in the statement of operations, thus establishing a new cost basis for such investment. These short-term liquid investments are evaluated on a quarterly basis to determine whether declines in the fair value of these securities are other than temporary. This quarterly evaluation consists of reviewing, among other things, the historical volatility of the price of each security and any market and company specific factors related to each security. Generally, declines in the fair value of investments below cost basis for a period of less than six months are considered to be temporary. Declines in the fair value of investments for a period of six to nine months are evaluated on a case-by-case basis to determine whether any company or market-specific factors exist that would indicate that such declines are other than temporary. Generally declines in the fair value of investments below cost basis for greater than nine months are considered other than temporary and are recorded as charges to the statement of operations, absent specific factors to the contrary.

*Allowance for Doubtful Accounts*

The allowance for doubtful accounts is based upon the Company's assessment of probable loss related to uncollectible accounts receivable. Generally, upon disconnection of a subscriber, the account is fully reserved. The allowance is maintained until either receipt of payment or collection of the account is no longer pursued. Management uses a number of factors in determining the allowance, including, among other things, collection trends, prevailing and anticipated economic conditions and specific customer credit risk.

*Investments in Affiliates, Accounted for under the Equity Method*

For those investments in unconsolidated subsidiaries and companies in which the Company's voting interest is 20.0% to 50.0%, its investments are held through a combination of voting common stock, preferred stock, debentures or convertible debt and/or the Company exerts significant influence through Board representation and management authority, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's proportionate share of net earnings or losses of the affiliate, limited to the extent of the Company's investment in and advances to the affiliate, including any debt guarantees or other contractual funding commitments. The Company evaluates its investments in publicly traded securities accounted for under the equity method for impairment in accordance with Accounting Principles Board Opinion No. 18 *The Equity Method of Accounting for Investments in Common Stock* ("APB 18") and Staff Accounting Bulletin No. 59 *Accounting for Noncurrent Marketable Equity Securities* ("SAB 59"). A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. A decline in value of an investment which is other than temporary is recognized as a realized loss, establishing a new carrying value for the investment. Factors considered in making this evaluation include the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer, and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

*Property, Plant and Equipment*

Property, plant and equipment is stated at cost. Additions, replacements, installation costs and major improvements are capitalized and costs for normal repair and maintenance of property, plant and equipment are charged to expense as incurred. Assets constructed include overhead expense and interest charges incurred during the period of construction; investment subsidies are deducted. Depreciation is calculated using the straight-line method over the economic life of the asset. The depreciation period for subscriber installation costs and converters is based on the average churn rate per country.

The economic lives of property, plant and equipment at acquisition are as follows:

| | |
|---|---|
| Cable distribution networks | 3-20 years |
| Subscriber premises equipment and converters | 3-10 years |
| Satellite direct-to-home ("DTH") and other distribution facilities | 5-20 years |
| Information technology systems, office equipment, furniture and fixtures | 3-10 years |
| Buildings and leasehold improvements | 3-33 years |
| Other | 3-10 years |

Leasehold improvements are depreciated over the shorter of the expected life of the improvements or the initial lease term.

*Goodwill and Other Intangible Assets*

The excess of investments in consolidated subsidiaries over the net tangible asset value at acquisition is recorded as goodwill. Other intangible assets consist primarily of licenses and capitalized software. The Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), effective January 1, 2002. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment on an annual basis and whenever indicators of impairment arise. In addition, goodwill on equity method investments is no longer amortized, but included in the net carrying amount of an investee when tested for impairment in accordance with APB 18. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level on an annual basis. All recognized intangible assets that are deemed not to have an indefinite life are amortized over their estimated useful lives. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances may include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. Other indefinite-lived intangible assets are tested between annual tests if events or changes in circumstances indicate that the asset might be impaired.

*Long-Lived Assets*

Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). For assets the Company intends to use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. For assets the Company intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets. The Company principally uses the discounted cash flow method to estimate the fair value of long-lived assets.

*Deferred Financing Costs*

Costs to obtain debt financing are capitalized and amortized as interest expense over the life of the debt facility using the effective interest method and classified according to the terms of the related debt instrument.

*Derivative Financial Instruments*

The Company uses derivative financial instruments from time to time to manage exposure to movements in foreign exchange rates and interest rates. The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 *Accounting for Derivative Instruments and Hedging Activities*, as amended, ("SFAS 133"), which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheets as either an asset or liability measured at its fair value. These rules require that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the statement of operations, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of other comprehensive income or loss in stockholders' equity until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. The change in fair value of the hedged item is recorded as an adjustment to its carrying value on the balance sheet. For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. The impact of adopting SFAS 133 as of January 1, 2001 was a gain of $20.1 million, which was recorded in the statement of operations as a cumulative effect of a change in accounting principle.

*Subscriber Prepayments and Deposits*

Payments received in advance for distribution services are deferred and recognized as revenue when the associated services are provided. Deposits are recorded as a liability upon receipt and refunded to the subscriber upon disconnection.

*Cable Network Revenue and Related Costs*

The Company recognizes revenue from the provision of video, residential telephony and Internet access services over its cable network to customers in the period the related services are provided. Installation revenue (including reconnect fees) related to these services over its cable network is recognized as revenue in the period in which the installation occurs, to the extent these fees are equal to or less than direct selling costs, which are expensed. To the extent installation revenue exceeds direct selling costs, the excess fees are deferred and amortized over the average expected subscriber life. Initial subscriber installation costs are capitalized and depreciated over the same period as the cable television network. Revenue and costs related to disconnections are recognized in the statement of operations as incurred.

*Other Revenue and Related Costs*

The Company recognizes revenue from the provision of DTH, business telephony and data services to business customers outside of its cable network in the period the related services are provided. Installation revenue (including reconnect fees) related to these services outside of its cable network is deferred and amortized over the average expected subscriber life. Initial subscriber installation costs are capitalized and depreciated over the average expected subscriber life. Revenue and costs related to disconnections are recognized in the statement of operations as incurred.

*Concentration of Credit Risk*

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of subscriber receivables. Concentrations of credit risk with respect to subscriber receivables are limited due to the Company's large number of customers and their dispersion across many different countries worldwide.

*Staff Accounting Bulletin No. 51 Accounting for Sales of Stock by a Subsidiary ("SAB 51") Accounting Policy*

Gains realized as a result of common stock sales by the Company's subsidiaries are recorded in the consolidated statements of operations, except for any transactions that must be credited directly to equity in accordance with the provisions of SAB 51.

*Stock-Based Compensation*

The Company accounts for its stock-based compensation plans and the stock-based compensation plans of its subsidiaries using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). The Company has provided pro forma disclosures of net loss under the fair value method of accounting for these plans, as prescribed by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure and Amendment of FASB Statement No. 123* ("SFAS 148"), as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (In thousands, except per share data) | | |
| Net income (loss), as reported | $ (504,379) | $ (4,494,709) | $ (1,220,890) |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects | 28,228 | 8,818 | (43,183) |
| Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects | (102,837) | (98,638) | (62,541) |
| Pro forma net income (loss) | $ (578,988) | $ (4,584,529) | $ (1,326,614) |
| Basic and diluted net income (loss) per common share: | | | |
| As reported | $ (1.30) | $ (45.54) | $ (13.24) |
| Pro forma | $ (1.49) | $ (46.44) | $ (14.34) |

UPC, chello broadband, Priority Telecom, ULA and VTR have phantom stock-based compensation plans for their employees whereby the rights conveyed to employees are the substantive equivalents to stock appreciation rights. For these plans, compensation expense is recognized at each financial statement date for vested options based on the difference between the grant price and the estimated fair value of the underlying common stock. Subsequent decreases in the estimated fair value of these vested options will cause a reversal of previous charges taken, until the options are exercised or expire.

### *Income Taxes*

The Company accounts for income taxes under the asset and liability method which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of assets, liabilities and loss carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are then reduced by a valuation allowance if management believes it more likely than not such net deferred tax assets will not be realized.

### *Basic and Diluted Net Income (Loss) Per Share*

Basic net income (loss) per share is determined by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during each period. Net income (loss) attributable to common stockholders includes the accrual of dividends on convertible preferred stock which is charged directly to additional paid-in capital and/or accumulated deficit. Diluted net income (loss) per share includes the effects of potentially issuable common stock, but only if dilutive.

### *Foreign Operations and Foreign Exchange Rate Risk*

The functional currency for the Company's foreign operations is the applicable local currency for each affiliate company, except for countries which have experienced hyper-inflationary economies. For countries which have hyper-inflationary economies, the financial statements are prepared in U.S. dollars. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at period-end exchange rates and the statements of operations are translated at actual exchange rates when known, or at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of stockholders' equity (deficit). Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from the Company's operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. As a result, amounts related to assets and liabilities reported in the consolidated statements of cash flows will not agree to changes in the corresponding balances in the consolidated balance sheets. The effects of exchange rate changes on cash balances held in foreign currencies are reported as a separate line below cash flows from financing activities. Certain items such as investments in debt and equity securities of foreign subsidiaries, equipment purchases, programming costs, notes payable and notes receivable (including intercompany amounts) and certain other charges are denominated in a currency other than the respective company's functional currency, which results in foreign exchange gains and losses recorded in the consolidated statement of operations. Accordingly, the Company may experience economic loss and a negative impact on earnings and equity with respect to its holdings solely as a result of foreign currency exchange rate fluctuations.

### *New Accounting Principles*

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS 145"). Under this new standard, among other things, most gains and losses from extinguishment of debt will not be classified as extraordinary items unless they meet much more narrow criteria in Accounting Principles Board Opinion No. 30 *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB 30"). SFAS 145 is effective for fiscal years beginning after May 15, 2002, and must be adopted with retroactive effect. The Company will adopt such standard on January 1, 2003, in accordance with the effective date and transition guidance provided for in SFAS 145. Notwithstanding the reclassification of gains and losses from extinguishment of debt from extraordinary classification, the Company does not expect the adoption of SFAS 145 will have a material impact on its financial position and results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). SFAS 146 requires the liability for a cost associated with an exit activity, including restructuring, or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. SFAS 146 also requires subsequent adjustment to the recorded liability for changes in estimated cash flows and provides specific guidance on accounting for employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 will have a material impact on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and a Rescission of FASB Interpretation No. 34* ("FIN 45"). FIN 45 clarifies and expands upon existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, the Company must recognize a liability for the fair value of its obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The Company has adopted the disclosure requirements and is currently evaluating the potential impact, if any, the adoption of the recognition and measurement provisions of FIN 45 will have on its financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51* ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created or acquired after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 for variable interest entities created or acquired prior to February 1, 2003. The Company has adopted the transitional disclosure requirements and is currently evaluating the potential impact, if any, the adoption of FIN 46 will have on its financial position and results of operations.

***Reclassifications***

Certain prior year amounts have been reclassified to conform to the current year presentation.

**4. Acquisitions, Dispositions and Other**

***Merger Transaction***

United was formed in February 2001 as part of a series of planned transactions with UGC Holdings and Liberty, intended to restructure and recapitalize United's business. On January 30, 2002, United completed a transaction with Liberty and UGC Holdings, pursuant to which the following occurred.

Immediately prior to the merger transaction on January 30, 2002:

- Liberty contributed approximately 9.9 million shares of UGC Holdings Class B common stock and approximately 12.0 million shares of UGC Holdings Class A common stock to United and in exchange for these contributions, United issued Liberty approximately 21.8 million shares of its Class C common stock;
- Certain long-term stockholders of UGC Holdings (the "Founders") transferred their shares of UGC Holdings Class B common stock to limited liability companies, which limited liability companies then merged into United. As a result of such mergers, the Founders received approximately 8.9 million shares of United's Class B common stock, which number of shares equals the number of shares of UGC Holdings Class B common stock transferred by them to the limited liability companies; and
- Four of the Founders, Gene W. Schneider, Mark L. Schneider, Albert M. Carollo and Curtis W. Rochelle (the "Principal Founders") contributed \$3.0 million to UGC Holdings in exchange for securities that, at the effective time of the merger, converted into securities representing a 0.5% interest in UGC Holdings and entitled them to elect one-half of UGC Holdings' directors.

As a result of the merger transaction:

- UGC Holdings became United's 99.5%-owned subsidiary, and the Principal Founders held the remaining 0.5% interest in UGC Holdings;
- Each share of UGC Holdings' Class A and Class B common stock outstanding immediately prior to the merger was converted into one share of United's Class A common stock;
- The shares of UGC Holdings' Series B, C and D preferred stock outstanding immediately prior to the merger were converted into an aggregate of approximately 23.3 million shares of United's Class A common stock, which amount is equal to the number of shares of UGC Holdings' Class A common stock the holders of UGC Holdings' preferred stock would have received had they converted their preferred stock immediately prior to the merger;
- Liberty has the right to elect four of United's 12 directors;
- The Founders have the effective voting power to elect eight of United's 12 directors; and
- United had the right to elect half of UGC Holdings' directors and the Principal Founders had the right to elect the other half of UGC Holdings' directors (see discussion below regarding a transaction that occurred on May 14, 2002, pursuant to which UGC Holdings became a wholly-owned subsidiary of United and United became entitled to elect the entire board of directors of UGC Holdings).

Immediately following the merger transaction:

- Liberty contributed to United the UPC Exchangeable Loan which had an accreted value of $891.7 million as of January 30, 2002 and, as a result, UPC owes the amount payable under such loan to United rather than to Liberty;
- Liberty contributed $200.0 million in cash to United;
- Liberty contributed to United the United UPC Bonds and, as a result, UPC owes the amounts represented by the United UPC Bonds to United rather than to Liberty; and
- In exchange for the contribution of these assets to United, an aggregate of approximately 281.3 million shares of United's Class C common stock was issued to Liberty.

In December 2001, IDT United, Inc. ("IDT United") commenced a cash tender offer for, and related consent solicitation with respect to, the entire $1.375 billion face amount of senior discount notes of UGC Holdings (the "UGC Holdings 1998 Notes"). As of the expiration of the tender offer on February 1, 2002, holders of the notes had validly tendered and not withdrawn notes representing approximately $1.350 billion aggregate principal amount at maturity. At the time of the tender offer, Liberty had an equity and debt interest in IDT United.

Prior to the merger on January 30, 2002, United acquired from Liberty $751.2 million aggregate principal amount at maturity of the UGC Holdings 1998 Notes (which had previously been distributed to Liberty by IDT United in redemption of a portion of Liberty's equity interest and in prepayment of a portion of IDT United's debt to Liberty), as well as all of Liberty's remaining interest in IDT United. The purchase price for the UGC Holdings 1998 Notes and Liberty's interest in IDT United was:

- United's assumption of approximately $304.6 million of indebtedness owed by Liberty to UGC Holdings; and
- Cash in the amount of approximately $143.9 million.

On January 30, 2002, Liberty loaned United approximately $17.3 million, of which approximately $2.3 million was used to purchase shares of redeemable preferred stock and convertible promissory notes issued by IDT United. Following January 30, 2002, Liberty loaned United an additional approximately $85.4 million. United used the proceeds of these loans to purchase additional shares of redeemable preferred stock and convertible promissory notes issued by IDT United. These notes to Liberty accrue interest at 8.0% annually, compounded and payable quarterly, and each note matures on its first anniversary. Although United only retains a 33.3% common equity interest in IDT United, United consolidates IDT United as a "special purpose entity", due to insufficient third party residual equity at risk.

On May 14, 2002, the Principal Founders transferred all of the shares of UGC Holdings common stock held by them to United in exchange for an aggregate of 600,000 shares of United's Class A common stock pursuant to an exchange agreement dated May 14, 2002, among such individuals and United. This exchange agreement superseded the exchange agreement entered into at the time of the merger transaction. As a result of this exchange, UGC Holdings is now a wholly-owned subsidiary of United, and United is entitled to elect the entire board of directors of UGC Holdings. This transaction was the final step in the recapitalization of UGC Holdings.

United accounted for the merger transaction on January 30, 2002 as a reorganization of entities under common ownership at historical cost, similar to a pooling of interests. Under reorganization accounting, United has consolidated the financial position and results of operations of UGC Holdings as if the merger transaction had been consummated at the inception of UGC Holdings. The purchase of the UGC Holdings 1998 Notes directly from Liberty and the purchase of Liberty's interest in IDT United were recorded at fair value. The issuance of United's new shares of Class C common stock to Liberty for cash, the United UPC Bonds and the UPC Exchangeable Loan was recorded at the fair value of United's common stock at closing. The estimated fair value of these financial assets (with the exception of the UPC Exchangeable Loan) was significantly less than the accreted value of such debt securities as reflected in UGC Holdings' historical financial statements. Accordingly, for consolidated financial reporting purposes, United recognized an extraordinary gain of approximately $1.647 billion from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over United's cost, net of income tax, as follows:

| | Fair Value at Acquisition | Book Value | Gain/(Loss) |
|---|---|---|---|
| | | (In thousands) | |
| UGC Holdings 1998 Notes | $ 540,149 | $ 1,210,974 | $ 670,825 |
| United UPC Bonds | 312,831 | 1,451,519 | 1,138,688 |
| UPC Exchangeable Loan | 891,671 | 891,671 | – |
| Write-off of deferred financing costs | – | (52,224) | (52,224) |
| Deferred income tax | – | (110,583) | (110,583) |
| Total extraordinary gain on early extinguishment of debt | $ 1,744,651 | $ 3,391,357 | $ 1,646,706 |

*Transfer of German Shares*

Until July 30, 2002, UPC had a 51.0% ownership interest in EWT/TSS Group through its 51.0% owned subsidiary, UPC Germany. Pursuant to the agreement by which UPC acquired EWT/TSS Group, UPC was required to fulfill a contribution obligation no later than March 2003, by contributing certain assets amounting to approximately €358.8 million. If UPC failed to make the contribution by such date or in certain circumstances such as a material default by UPC under its financing agreements, the minority shareholders of UPC Germany could call for 22.3% of the ownership interest in UPC Germany in exchange for the euro equivalent of 1 Deutsche Mark. On March 5, 2002, UPC received the holders' notice of exercise. On July 30, 2002, UPC completed the transfer of 22.3% of UPC Germany to the minority shareholders in return for the cancellation of the contribution obligation. UPC now owns 28.7% of UPC Germany, with the former minority shareholders owning the remaining 71.3%. UPC Germany is governed by a new shareholders' agreement. For accounting purposes, this transaction resulted in the deconsolidation of UPC Germany effective August 1, 2002, and presentation of the net negative investment in UPC Germany on a separate line in the accompanying consolidated balance sheet. Details of the assets and liabilities of UPC Germany as of August 1, 2002 are as follows (in thousands):

| | |
|---|---|
| Working capital | $ (74,906) |
| Property, plant and equipment | 74,169 |
| Goodwill and other intangible assets | 69,912 |
| Long-term liabilities | (84,288) |
| Minority interest | (142,158) |
| Net negative investment in UPC Germany | 148,022 |
| Net cash deconsolidated | $ (9,249) |

*AST Romania*

In February 2002, UPC acquired the 30.0% minority interest in AST Romania for €24.1 ($21.1) million, increasing UPC's ownership to 100%.

*2001 and 2000 Acquisitions*

In January 2001, UPC acquired DeAlkmaarse Kabel in The Netherlands for a purchase price of $46.2 million. The purchase price was paid in cash of $21.5 million and a one-year note bearing interest at 8.0% per annum. This note was repaid in cash in January 2002.

In December 2001, UPC and Canal+ Group, the television and film division of Vivendi Universal ("Canal+") merged their respective Polish DTH satellite television platforms, as well as the Canal+ Polska premium channel, to form a common Polish DTH platform. UPC Polska contributed its Polish and United Kingdom DTH assets to Telewizyjna Korporacja Partycypacyjna S.A., a subsidiary of Canal+ ("TKP"), and placed €30.0 million ($26.8 million) cash into an escrow account, which was used to fund TKP with a loan of €30.0 million in January 2002 (the "JV Loan"). In return, UPC Polska received a 25.0% ownership interest in TKP and €150.0 ($134.1) million in cash. UPC Polska's investment in TKP was recorded at fair value as of the date of the transaction, resulting in a loss of $416.9 million upon consummation of the merger. On February 27, 2003, the JV Loan was repaid by TKP and was subsequently contributed by UPC Polska to TKP, following a shareholders resolution to increase the share capital of TKP. Canal+ contributed €90.0 million of loans to TKP on the same date.

In February 2000, UPC acquired Intercomm France Holding S.A. for $35.6 million in cash and shares in UPC France. Following the transaction, UPC controls 92.0% of UPC France. In connection with this acquisition, UPC issued shares worth $20.0 million. Based on the carrying value of UGC Holdings' investment in UPC as of February 23, 2000, UGC Holdings recognized a gain of $6.8 million from the resulting step up in the carrying amount of UGC Holdings' investment in UPC.

In February 2000, UPC acquired 100% of Tebecai in the Netherlands for $70.4 million.

In February 2000, UPC acquired 100% of the equity of El Tele Ostfold and Vestfold from certain energy companies in Norway for $39.3 million.

In March 2000, UPC acquired 100% of Kabel Haarlem in The Netherlands for $59.8 million.

In March 2000, UPC acquired K&T Group in the Netherlands for consideration of $1.0 billion. Details of the net assets acquired were as follows (in thousands):

| | |
|---|---|
| Property, plant and equipment | $ 227,845 |
| Investments in affiliated companies | 8,430 |
| Goodwill | 786,436 |
| Receivables acquired | 216,904 |
| Long-term liabilities | (225,439) |
| Net current liabilities | (8,129) |
| Total cash paid | $ 1,006,047 |

In March 2000, UPC acquired the 20.75% minority stake held in UPC Magyarorszag by the First Hungary Fund for $61.6 million in cash, increasing UPC's ownership to 100%.

In March 2000, Austar United sold 20.0 million shares to the public, raising gross and net proceeds at $5.20 per share of $104.0 million and $102.4 million, respectively. Based on the carrying value of the Company's investment in Austar United as of March 29, 2000, UGC Holdings recognized a gain of $66.8 million from the resulting step up in the carrying amount of UGC Holdings' investment in Austar United. No deferred taxes were recorded related to this gain due to the Company's intent to hold its investment in Austar United indefinitely.

In October 2000, UPC acquired, through its subsidiary UPC Germany, 100% of EWT/TSS Group for a purchase price of €238.4 million in cash and 49.0% of UPC Germany. In the third quarter of 2001, the purchase price was finalized and UPC recorded the necessary adjustments to the initial purchase price allocation to reflect this settlement. Details of the net assets acquired were as follows (in thousands):

| | |
|---|---|
| Property, plant and equipment | $ 67,930 |
| Goodwill and other intangibles | 705,723 |
| Long-term liabilities | (40,286) |
| Net current liabilities and other | (26,651) |
| Total consideration | 706,716 |
| UPC Germany shares | (499,295) |
| Net cash paid | $ 207,421 |

In November 2000, Priority Telecom acquired Cignal Global Communications ("Cignal") through a merger and exchange offer. In the stock-based transaction, Priority Telecom acquired 100% of Cignal in exchange for a 16.0% interest in Priority Telecom. Under the terms of the shareholder's agreement, UPC granted the Cignal shareholders an option to put their interest in Priority Telecom back to UPC if a public listing for Priority Telecom was not consummated by October 1, 2001. Priority Telecom was successful in obtaining a public listing of its ordinary shares on September 27, 2001.

**5. Investments in Affiliates, Accounted for Under the Equity Method, Net**

| | December 31, 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Contributions | Cumulative Dividends Received | Cumulative Share in Results of Affiliates | Cumulative Translation Adjustments | Cumulative Impairments(1) | Total |
| | (In thousands) | | | | | |
| PrimaCom | $ 341,017 | $ – | $ (75,535) | $ (32,859) | $ (232,623) | $ – |
| SBS | 264,675 | – | (75,858) | (18,217) | (102,037) | 68,563 |
| Tevel | 120,877 | (6,180) | (113,577) | (1,120) | – | – |
| TKP | 26,812 | – | (26,486) | (326) | – | – |
| Melita | 20,821 | – | (997) | (1,969) | – | 17,855 |
| Xtra Music | 12,106 | – | (7,544) | (1,050) | (3,512) | – |
| Iberian Programming | 11,947 | (9,602) | 17,237 | 3,921 | – | 23,503 |
| Other UPC | 46,723 | (695) | (36,066) | 4,476 | (4,323) | 10,115 |
| Megapo | 71,819 | (20,862) | (7,134) | (13,096) | – | 30,727 |
| Other | 46,347 | (1,572) | (22,978) | (12,357) | (6,350) | 3,090 |
| Total | $ 963,144 | $ (38,911) | $ (348,938)(2) | $ (72,597) | $ (348,845) | $ 153,853 |

| | December 31, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Contributions | Cumulative Dividends Received | Cumulative Share in Results of Affiliates | Cumulative Translation Adjustments | Cumulative Impairments(1) | Total |
| | (In thousands) | | | | | |
| PrimaCom | $ 341,017 | $ – | $ (67,834) | $ (32,747) | $ (232,623) | $ 7,813 |
| SBS | 264,675 | – | (74,217) | 1,368 | (102,037) | 89,789 |
| Tevel | 120,877 | (6,180) | (113,577) | (1,120) | – | – |
| TKP | 26,812 | – | (3,015) | 15 | – | 23,812 |
| Xtra Music | 14,546 | – | (7,156) | (1,055) | – | 6,335 |
| Melita | 14,224 | – | (1,426) | (3,493) | – | 9,305 |
| Iberian Programming | 11,947 | (2,560) | 10,130 | 3,103 | – | 22,620 |
| Other UPC | 43,875 | (695) | (31,890) | 2,105 | – | 13,395 |
| Megapo | 71,819 | (20,862) | (5,891) | (6,672) | – | 38,394 |
| Other | 47,592 | (1,572) | (20,842) | (5,016) | – | 20,162 |
| Total | $ 957,384 | $ (31,869) | $ (315,718) | $ (43,512) | $ (334,660) | $ 231,625 |

(1) Represents other-than-temporary declines in fair value, based on analysis of specific quantitative and qualitative factors in accordance with APB 18 and SAB 59. These amounts are included in the provision for loss on investments in the accompanying consolidated statement of operations.

(2) Excludes share in results of UAP ($38.9 million loss) for the three months ended March 31, 2002, due to the deconsolidation of UAP effective November 15, 2001, and the presentation of the net negative investment in UAP on a separate line in the accompanying consolidated balance sheet.

As of December 31, 2002 and 2001, the Company had the following differences (attributed to goodwill) related to the excess of its cost over its proportionate interest in each affiliate's net tangible assets included in the above table.

| | December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Basis Difference | Accumulated Amortization | Basis Difference | Accumulated Amortization |
| | (In thousands) | | | |
| SBS | $ 144,046 | $ (37,113) | $ 152,512 | $ (31,660) |
| Tevel | 90,615 | (17,482) | 77,301 | (14,914) |
| PrimaCom | 36,377 | (36,377) | 31,032 | (31,032) |
| Megapo | 31,329 | (12,217) | 36,103 | (12,217) |
| Melita | 11,908 | (1,801) | 10,928 | (1,536) |
| Iberian Programming | 11,304 | (2,141) | 12,246 | (1,827) |
| Xtra Music | 5,577 | (1,408) | 5,142 | (1,201) |
| Total | $ 331,156 | $ (108,539) | $ 325,264 | $ (94,387) |

## 6. Property, Plant and Equipment

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands) | |
| Cable distribution networks | $ 3,909,153 | $ 3,417,040 |
| Subscriber premises equipment and converters | 1,057,928 | 825,320 |
| DTH and other distribution facilities | 92,100 | 105,575 |
| Information technology systems, office equipment, furniture and fixtures | 312,050 | 261,747 |
| Buildings and leasehold improvements | 164,343 | 164,475 |
| Other | 99,430 | 92,525 |
| | 5,635,004 | 4,866,682 |
| Accumulated depreciation | (1,994,793) | (1,174,197) |
| Net property, plant and equipment | $ 3,640,211 | $ 3,692,485 |

## 7. Goodwill and Other Intangible Assets

### *Goodwill*

The change in the carrying amount of goodwill (net of accumulated amortization) by operating segment for the year ended December 31, 2002 is as follows:

| | Goodwill | | | | | | |
|---|---|---|---|---|---|---|---|
| | December 31, 2001(1) | Cumulative Effect of Change in Accounting Principle | Acquisitions | Deconsolidation | Impairments | Currency Translation Adjustments | December 31, 2002 |
| | (In thousands) | | | | | | |
| Europe: | | | | | | | |
| Triple Play Distribution: | | | | | | | |
| Austria | $ 119,727 | $ – | $ – | $ – | $ – | $ 20,622 | $ 140,349 |
| Belgium | 12,185 | – | – | – | – | 2,099 | 14,284 |
| Czech Republic | 88,000 | (88,000) | – | – | – | – | – |
| France | 159,703 | (159,703) | – | – | – | – | – |
| Hungary | 110,666 | (50,113) | 175 | – | – | 13,150 | 73,878 |
| The Netherlands | 985,290 | (439,483) | – | – | – | 94,009 | 639,816 |
| Norway | 45,976 | (38,942) | – | – | – | 1,983 | 9,017 |
| Poland | 366,347 | (366,347) | – | – | – | – | – |
| Sweden | 292,266 | (169,315) | – | – | – | 19,820 | 142,771 |
| Other | 50,845 | (27,690) | 21,439 | – | (17,995) | (3,292) | 23,307 |
| Total Triple Play Distribution | 2,231,005 | (1,339,593) | 21,614 | – | (17,995) | 148,391 | 1,043,422 |
| Germany | 64,100 | – | – | (70,578) | – | 6,478 | – |
| Total Distribution | 2,295,105 | (1,339,593) | 21,614 | (70,578) | (17,995) | 154,869 | 1,043,422 |
| Priority Telecom | 294,108 | – | – | – | (344,764) | 50,656 | – |
| Total Europe | 2,589,213 | (1,339,593) | 21,614 | (70,578) | (362,759) | 205,525 | 1,043,422 |
| Latin America: | | | | | | | |
| Triple Play Distribution: | | | | | | | |
| Chile | 154,425 | – | – | – | – | (13,715) | 140,710 |
| Brazil | 5,129 | (5,129) | – | – | – | – | – |
| Total Triple Play Distribution | 159,554 | (5,129) | – | – | – | (13,715) | 140,710 |
| Total | $ 2,748,767 | $ (1,344,722) | $ 21,614 | $ (70,578) | $ (362,759) | $ 191,810 | $ 1,184,132 |

(1) Accumulated amortization as of December 31, 2001 was $519.0 million.

The Company adopted SFAS 142 effective January 1, 2002. SFAS 142 required a transitional impairment assessment of goodwill as of January 1, 2002, in two steps. Under step one, the fair value of each of the Company's reporting units was compared with their respective carrying amounts, including goodwill. If the fair value of a reporting unit exceeded its carrying amount, goodwill of the reporting unit was considered not impaired. If the carrying amount of a reporting unit exceeded its fair value, the second step of the goodwill impairment test was performed to measure the amount of impairment loss. The Company completed step one in June 2002, and concluded the carrying value of certain reporting units as of January 1, 2002 exceeded fair value. The completion of step two resulted in an impairment adjustment of $1.34 billion. This amount has been reflected as a cumulative effect of a change in accounting principle in the consolidated statement of operations, effective January 1, 2002, in accordance with SFAS 142. The Company also recorded impairment charges totaling $362.8 million based on its annual impairment test effective December 31, 2002.

### *Other Intangible Assets*

Other intangible assets consist primarily of licenses and capitalized software. The following tables present certain information for other intangible assets, as required by SFAS 142. Actual amounts of amortization expense may differ from estimated amounts due to additional acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of intangible assets, and other events.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | | 2001 | | |
| | Gross Intangible Assets | Accumulated Amortization | Net Intangible Assets | Gross Intangible Assets | Accumulated Amortization | Net Intangible Assets |
| | (In thousands) | | | | | |
| License fees | $ 123,602 | $ (44,803) | $ 78,799 | $ 112,851 | $ (30,130) | $ 82,721 |
| Other | 4,160 | (2,982) | 1,178 | 15,722 | (3,288) | 12,434 |
| Total | $ 127,762 | $ (47,785) | $ 79,977 | $ 128,573 | $ (33,418) | $ 95,155 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (In thousands) | | |
| Amortization expense | $ 16,632 | $ 19,136 | $ 15,635 |

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter |
| | (In thousands) | | | | | |
| Estimated amortization expense | $ 11,805 | $ 7,924 | $ 7,692 | $ 7,636 | $ 7,636 | $ 37,283 |

*Pro Forma Information*

Prior to January 1, 2002, goodwill and excess basis on equity method investments was generally amortized over 15 years. The following presents the pro forma effect on net loss for the years ended December 31, 2001 and 2000, from the reduction of amortization expense on goodwill and the reduction of amortization of excess basis on equity method investments, as a result of the adoption of SFAS 142 (in thousands, except per share amounts):

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Net income (loss) as reported | $ (4,494,709) | $ (1,220,890) |
| Goodwill amortization | | |
| UPC and subsidiaries | 379,449 | 223,740 |
| VTR | 11,310 | 12,935 |
| Austar United | 12,765 | 8,831 |
| Other | 2,881 | 2,137 |
| Amortization of excess basis on equity investments | | |
| UPC affiliates | 35,940 | 35,429 |
| Austar United | 2,823 | 2,582 |
| Other | 2,027 | 1,856 |
| Adjusted net income (loss) | $ (4,047,514) | $ (933,380) |
| Basic and diluted net income (loss) per common share as reported | $ (45.54) | $ (13.24) |
| Goodwill amortization | | |
| UPC and subsidiaries | 3.80 | 2.33 |
| VTR | 0.11 | 0.14 |
| Austar United | 0.13 | 0.09 |
| Other | 0.03 | 0.02 |
| Amortization of excess basis on equity investments | | |
| UPC affiliates | 0.36 | 0.37 |
| Austar United | 0.03 | 0.03 |
| Other | 0.02 | 0.02 |
| Adjusted basic and diluted net income (loss) per common share | $ (41.06) | $ (10.24) |

**8. Business Transferred Under Contractual Arrangement**

Prior to November 15, 2001, Asia/Pacific owned approximately 99.99% of UAP's outstanding common stock. On November 15, 2001, Asia/Pacific entered into a series of transactions, pursuant to which it transferred an approximate 49.99% interest in UAP to an independent third party for nominal consideration. As a result of these transactions, Asia/Pacific now holds 50.0% of UAP's outstanding common stock. For accounting purposes, these transactions resulted in the deconsolidation of UAP effective November 15, 2001, and the presentation of UAP's assets and liabilities in a manner consistent with the guidance set forth in Staff Accounting Bulletin No. 30 *Accounting for Divestiture of a Subsidiary or Other Business Operation* ("SAB 30") as of December 31, 2001, as follows (in thousands):

| | |
|---|---|
| Assets | |
| Business transferred under contractual arrangement, current | $ 78,672 |
| Business transferred under contractual arrangement, long term | 143,124 |
| Liabilities | |
| Business transferred under contractual arrangement, current | (607,350) |
| Business transferred under contractual arrangement, long term | (228,012) |
| Net negative investment in UAP as of December 31, 2001 | $ (613,566) |

UAP's 14.0% senior discount notes were issued in May 1996 and September 1997 at a discount from their principal amount of $488.0 million, resulting in gross proceeds of $255.0 million (the "UAP Notes"). Effective May 16, 1997, the interest rate on these notes increased by an additional 0.75% per annum to 14.75%. On October 14, 1998, UAP consummated an equity sale resulting in gross proceeds to UAP of $70.0 milllion, reducing the interest rate from 14.75% to 14.0% per annum. Due to the increase in the interest rate effective May 16, 1997 until consummation of the equity sale, the UAP Notes will accrete to a principal amount of $492.9 million on May 15, 2006, the original maturity date. On May 15, 2001, cash interest began to accrue and was payable semi-annually on each May 15 and November 15, commencing November 15, 2001. UAP failed to make the required interest payment due November 15, 2001, and failed to cure this event of default within the 30-day cure period. As a result, an event of default under the indentures governing the UAP Notes occurred on, and has continued since, December 15, 2001. On March 29, 2002, voluntary and involuntary petitions were filed under Chapter 11 of the United States Bankruptcy Code with respect to UAP. UAP's ability to continue as a going concern is dependent on the outcome of this bankruptcy proceeding, including the successful restructuring of the UAP Notes. No gain was recorded in the consolidated statement of operations upon the deconsolidation of UAP or upon the filing of the bankruptcy petitions on March 29, 2002, as the Company did not believe such transactions qualified as a divestiture for accounting purposes. As a result of the bankruptcy petitions on March 29, 2002, the Company changed its presentation of the net negative investment in UAP ($644.5 million) to a one-line-item presentation consistent with the guidance in APB 18, and discontinued recording its share of losses from UAP. For the year ended December 31, 2002, the Company recorded equity in losses of $38.9 million related to its investment in UAP.

On December 21, 2002, UAP filed a plan of reorganization, pursuant to which an affiliate of Castle Harlan Australian Mezzanine Partners Ltd. ("CHAMP") would acquire UAP's indirect approximate 63.2% interest in UAI, which constitutes substantially all of UAP's assets. The purchase price for UAP's indirect interest in UAI is $34.5 million in cash, which is to be distributed to the holders of UAP's senior notes due 2006 in complete satisfaction of their claims. The proposed transaction was confirmed by the U.S. Bankruptcy Court in March 2003. The Company expects the transaction to close sometime during the second quarter of 2003. Following completion of the transaction, CHAMP will make a follow-on offer for the remainder of Austar United that is publicly owned (approximately 18.7%). The follow-on offer per-share price will be equivalent to the price CHAMP will have paid to the UAP bondholders for the indirect interest owned by UAP. After completion of the follow-on offer to Austar United's shareholders, CHAMP and United will fully underwrite an Austar United equity rights issue of A$63.5 million, at the per-share price CHAMP will have paid to the UAP bondholders for the indirect interest owned by UAP. The Company expects to satisfy its share of the equity rights issue with restricted cash and certain receivables from Austar United.

## 9. Debt

*Short-Term Debt*

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| | (In thousands) | |
| VTR Bank Facility (see Note 2) | $ 144,000 | $ – |
| Other | 61,145 | 77,614 |
| Total | $ 205,145 | $ 77,614 |

*Current Portion of Senior Notes and Other Long-term Debt, Related Party*

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| | (In thousands) | |
| UPC Exchangeable Loan (see Note 2 and Note 4) | $ – | $ 887,315 |
| United UPC Bonds (see Note 2 and Note 4) | – | 1,427,677 |
| Total | $ – | $ 2,314,992 |

*UPC Exchangeable Loan*

In May 2001, a subsidiary of UPC completed a placement with Liberty of euro-denominated $1.225 billion 6.0% guaranteed discount notes due 2007, receiving proceeds of $856.8 (€1,000.0) million. UPC is a co-obligor on the loan. The loan is guaranteed by UPC Internet Holding B.V. ("UPC Internet"), the holding company that holds UPC's interest in chello broadband and is secured by pledges over Belmarken, UPC Internet and a wholly-owned subsidiary of Belmarken that holds UPC's interest in UPC Distribution. The notes are exchangeable into ordinary shares of UPC under certain circumstances at €8.0 ($6.85) per share after May 29, 2002. The UPC Exchangeable Loan is callable in cash at any time in the first year at accreted value, then not callable until May 29, 2004, thereafter callable at descending premiums in cash, ordinary shares or a combination (at UPC's option) at any time prior to May 29, 2007. UPC has the right, at its option, to require exchange of the UPC Exchangeable Loan into UPC ordinary shares at €8.00 per share on a €1.00 for €1.00 basis for any equity raised by UPC at a price at or above €8.00 per share during the first two years, €10.00 per share during the third year, €12.00 per share during the fourth year, and €15.00 per share during and after the fifth year. UPC has the right, at its option, to require exchange of the UPC Exchangeable Loan into UPC ordinary shares, if on or after November 15, 2002, its ordinary shares trade at or above $10.28 for at least 20 out of 30 trading days, or if on or after May 29, 2004, UPC ordinary shares trade at or above $8.91 for at least 20 out of 30 trading days. As a result of the merger transaction on January 30, 2002, the UPC Exchangeable Loan was contributed to United (see Note 4). United has the right to exchange the UPC Exchangeable Loan into UPC ordinary shares at any time. As discussed in Note 2, United will exchange the UPC Exchangeable Loan for shares in New UPC upon completion of UPC's restructuring.

*Senior Notes and Senior Discount Notes*

| | December 31, 2002 | | December 31, 2001 |
|---|---|---|---|
| | (In thousands) | | |
| UGC Holdings 1998 Notes (see Note 2 and Note 4) | $ 24,313 | | $ 1,222,533 |
| UPC Polska Senior Discount Notes | 377,110 | | 343,323 |
| UPC July 1999 Senior Notes: | | | |
| UPC 10.875% dollar Senior Notes due 2009 | 520,484 | (1) | 558,842 |
| UPC 10.875% euro Senior Notes due 2009 | 150,013 | (1) | 205,675 |
| UPC 12.5% dollar Senior Discount Notes due 2009 | 408,565 | (1) | 365,310 |
| UPC October 1999 Senior Notes: | | | |
| UPC 10.875% dollar Senior Notes due 2007 | 113,766 | (1) | 143,864 |
| UPC 10.875% euro Senior Notes due 2007 | 39,655 | (1) | 61,386 |
| UPC 11.25% dollar Senior Notes due 2009 | 113,602 | (1) | 125,967 |
| UPC 11.25% euro Senior Notes due 2009 | 40,019 | (1) | 61,547 |
| UPC 13.375% dollar Senior Discount Notes due 2009 | 254,634 | (1) | 227,424 |
| UPC 13.375% euro Senior Discount Notes due 2009 | 96,782 | (1) | 77,044 |
| UPC January 2000 Senior Notes: | | | |
| UPC 11.25% dollar Senior Notes due 2010 | 356,573 | (1) | 387,697 |
| UPC 11.25% euro Senior Notes due 2010 | 86,484 | (1) | 121,234 |
| UPC 11.5% dollar Senior Notes due 2010 | 145,078 | (1) | 215,067 |
| UPC 13.75% dollar Senior Discount Notes due 2010 | 487,333 | (1) | 442,129 |
| | 3,214,411 | | 4,559,042 |
| Current portion of senior notes and senior discount notes | (2,812,988) | | (2,993,186) |
| Senior notes and senior discount notes | $ 401,423 | | $ 1,565,856 |

(1) These senior notes and senior discount notes are subject to compromise in connection with UPC's restructuring (see Note 2 and Note 3).

*UGC Holdings 1998 Notes*

The UGC Holdings 1998 Notes accrete at 10.75% per annum, compounded semi-annually to an aggregate principal amount of $1,375.0 million on February 15, 2003, at which time cash interest will commence to accrue. Commencing August 15, 2003, cash interest on the UGC Holdings 1998 Notes will be payable on February 15 and August 15 of each year until maturity at a rate of 10.75% per annum. The UGC Holdings 1998 Notes will mature on February 15, 2008, and will be redeemable at the option of the Company on or after February 15, 2003. As of February 15, 2003, the UGC Holdings 1998 Notes are held by the following:

| | Principal Amount at Maturity |
|---|---|
| | (In thousands) |
| United | $ 751,200 |
| IDT United | 599,173 |
| Third parties | 24,627 |
| Total | $ 1,375,000 |

The UGC Holdings 1998 Notes are senior secured obligations of UGC Holdings that rank senior in right of payment to all future subordinated indebtedness of the Company. The UGC Holdings 1998 Notes are effectively subordinated to all future indebtedness and other liabilities and commitments of UGC Holdings' subsidiaries. As a result of the merger transaction and related transactions discussed in Note 4, the Company and the indenture trustee signed a supplemental indenture to effect the removal of substantially all covenants from the indenture affecting the operations of UGC Holdings and its subsidiaries, the release of liens and the waiver of any defaults or events of default that have or may have occurred or which may occur under the indenture. As amended, the one remaining covenant relates to UGC Holdings' ability, and the ability of UGC Holdings' subsidiaries, to sell certain assets or merge with or into other companies.

*UPC July 1999 Senior Notes*

In July 1999, UPC completed a private placement bond offering consisting of $800.0 million ten-year UPC 10.875% dollar Senior Notes due 2009, €300.0 million UPC 10.875% euro Senior Notes due 2009 and $735.0 million aggregate principal amount of ten-year UPC 12.5% dollar Senior Discount Notes due 2009. The UPC 12.5% dollar Senior Discount Notes due 2009 were sold at 54.5% of face value amount yielding gross proceeds of $400.7 million, and will accrue but not pay interest until February 2005. Interest payments on the UPC 10.875% dollar and euro Senior Notes due 2009 are due semi-annually, commencing February 1, 2000. In December 1999, UPC completed a registered exchange offering for these dollar and euro senior notes and dollar senior discount notes. Concurrent with the closing of the UPC July 1999 Senior Notes offering, UPC entered into a cross-currency swap, swapping the $800.0 million UPC 10.875% dollar Senior Notes due 2009 into fixed and variable rate euro notes with a notional amount totaling €754.7 million. Of the euro notes, 50.0% have a fixed interest rate of 8.54% through August 1, 2004, thereafter switching to a variable interest rate of Euro Interbank Offer Rate ("EURIBOR") plus 4.15%. The remaining euro notes have a variable interest rate of EURIBOR plus 4.15% through August 1, 2009. The cross currency swap provides the bank with the right to terminate the swap at market-value commencing August 1, 2004 with the payment of a call premium equal to the call premium on the notes, which UPC would pay to the holders of the notes if the notes are called on or after August 1, 2004. As of June 30, 2002, the swap on these notes was unwound. UPC currently pays a fixed interest rate of 10.875% on the notional amount of $800.0 million. The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies. UPC's obligations under these notes are subject to compromise and discharge in UPC's pending restructuring (see Note 2 and Note 3).

*UPC October 1999 Senior Notes*

In October 1999, UPC completed a private placement bond offering consisting of six tranches: $200.0 million and €100.0 million of eight-year UPC 10.875% dollar and euro Senior Notes due 2007; $252.0 million and €101.0 million of ten-year UPC 11.25% dollar and euro Senior Notes due 2009 and $478.0 million and €191.0 million aggregate principal amount of ten-year UPC 13.375% dollar and euro Senior Discount Notes due 2009. The UPC 13.375% euro Senior Discount Notes due 2009 were sold at 52.3% of the face amount yielding gross proceeds of $250.0 million and €100.0 million and will accrue but not pay interest until November 2004. Concurrent with the closing of the UPC October 1999 Senior Notes, UPC entered into a cross-currency swap, swapping the $252.0 million UPC 11.25% dollar Senior Notes due 2009 into fixed-rate and variable-rate euro notes with a notional amount totaling €240.2 million and swapping the $200.0 million UPC 10.875% dollar Senior Notes due 2007 into fixed-rate and variable-rate euro notes with a notional amount totaling €190.6 million. One half of the total euro notes (€215.4 million) have a fixed interest rate of 9.92% through November 1, 2004, thereafter switching to a variable interest rate of EURIBOR plus 4.80%. The remaining €215.4 million have a variable interest rate of EURIBOR plus 4.80% through November 1, 2009. The cross currency swap provides the bank with the right to terminate the swaps at fair value commencing November 1, 2004 with the payment of a call premium on the notes, which UPC would pay to the $252.0 million and $200.0 million senior note holders if the notes are called on or after November 1, 2004. As of June 30, 2002, the swap on these notes was unwound. UPC currently pays a fixed rate of 11.25% and 10.875% on the notional amounts of $252.0 million and $200.0 million, respectively. In April 2000, UPC completed a registered exchange offering for these dollar and euro senior notes and senior discount notes. The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies. UPC's obligations under these notes are subject to compromise and discharge in UPC's pending restructuring (see Note 2 and Note 3).

*UPC January 2000 Senior Notes*

In January 2000, UPC completed a private placement bond offering consisting of $600.0 million and €200.0 million of ten-year UPC 11.25% dollar and euro Senior Notes due 2010, $300.0 million of ten-year UPC 11.5% dollar Senior Notes due 2010 and $1.0 billion aggregate principal amount of ten-year UPC 13.75% dollar Senior Discount Notes due 2010. The UPC 13.75% Senior Discount Notes due 2010 were sold at 51.2% of the face amount yielding gross proceeds of $512.2 million and will accrue but not pay interest until August 2005. UPC has entered into a cross-currency swap, swapping a total of $300.0 million of the UPC 11.25% dollar Senior Notes due 2010 into 10.0% fixed euro notes with a notional amount of €297.0 million until August 2008. As of June 30, 2002, the swap on these notes was unwound. UPC currently pays a fixed interest rate of 11.50% on a notional amount of $200.0 million. In April 2000, UPC completed a registered exchange offering for these dollar and euro senior notes and dollar senior discount notes.

The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies. UPC's obligations under these notes are subject to compromise and discharge in UPC's pending restructuring (see Note 2 and Note 3).

*UPC Polska Senior Discount Notes*

In January 1999, UPC Polska sold 256,800 units consisting of 14.5% senior discount notes due 2009 (the "UPC Polska 1999 Senior Discount Notes") and warrants to purchase 1,813,665 shares of UPC Polska's common stock. The UPC Polska 1999 Senior Discount Notes were issued at a discount to their aggregate principal amount at maturity yielding gross proceeds of approximately $100.0 million. The UPC Polska 1999 Senior Discount Notes will accrete, but not pay, interest until August 2004. In connection with the acquisition of UPC Polska, UPC acquired all of the existing warrants held in connection with the UPC Polska 1999 Senior Discount Notes. In July 1998, UPC Polska sold 252,000 units, consisting of 14.5% Senior Discount Notes due 2008 (the "UPC Polska 1998 Senior Discount Notes") and warrants entitling the warrant holders to purchase 1,824,514 shares of UPC Polska common stock. This offering generated approximately $125.1 million in gross proceeds to UPC Polska. The UPC Polska 1998 Senior Discount Notes are unsubordinated and unsecured obligations of UPC Polska. The UPC Polska 1998 Senior Discount Notes will accrete, but not pay, interest until January 2004. The UPC Polska 1998 Senior Discount Notes will mature on July 15, 2008. In connection with the acquisition of UPC Polska, UPC acquired all of the existing warrants held in connection with the UPC Polska 1998 Senior Discount Notes. In January 1999, UPC Polska sold $36.0 million aggregate principal amount at maturity of Series C Senior Discount Notes (the "UPC Polska 1999 Series C Senior Discount Notes") generating approximately $9.8 million of gross proceeds. The UPC Polska 1999 Series C Senior Discount Notes are senior unsecured obligations of UPC Polska. The UPC Polska 1999 Series C Senior Discount Notes will accrete, but not pay, interest, at a rate of 7.0% per year, until January 2004. Pursuant to the terms of the UPC Polska 1999 Senior Discount Notes indenture, UPC Polska repurchased a portion of its UPC Polska 1999 Senior Discount Notes for $26.5 million. Pursuant to the terms of the UPC Polska 1998 Senior Discount Notes indenture, UPC Polska repurchased $49.1 million aggregate principal amount at maturity of its UPC Polska 1998 Senior Discount Notes. The indentures governing the UPC Polska 1999 Senior Notes, the UPC Polska 1998 Senior Discount Notes and the UPC Polska 1999 Series C Senior Discount Notes contain covenants limiting, among other things, UPC Polska's ability to incur additional indebtedness, make certain payments and distributions, including dividends, issue and sell capital stock of UPC Polska's subsidiaries, create certain liens, enter into transactions with its affiliates, invest in non-controlled entities, guarantee indebtedness by subsidiaries, purchase the notes upon a change of control, pay dividends and make other payments affecting UPC Polska's subsidiaries, effect certain consolidations, mergers, and sale of assets and pursue certain lines of business, and change its ownership. UPC Polska is aware that its main creditors, including UPC and holders of the UPC Polska notes, are engaged in discussions about a restructuring of UPC Polska's indebtedness. No final agreement has been reached so far.

***Other Long-Term Debt***

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands) | |
| UPC Distribution Bank Facility | $ 3,289,826 | $ 2,827,629 |
| UPC FiBI Loan | 57,033 | 48,049 |
| PCI Notes | 14,509 | 16,750 |
| Other UPC | 74,771 | 87,841 |
| VTR Bank Facility (see Note 2) | – | 176,000 |
| Other | 1,344 | 3,084 |
| | 3,437,483 | 3,159,353 |
| Current portion of senior notes and other long-term debt | (3,366,235) | (3,081,316) |
| Other long-term debt | $ 71,248 | $ 78,037 |

*UPC Distribution Bank Facility*

In October 2000, UPC closed a €4.0 billion operating and term loan facility with a group of banks. This facility is guaranteed by, and is secured by pledges over, UPC's existing cable operating companies, excluding its Polish and German assets. The UPC Distribution Bank Facility bears interest at EURIBOR plus 0.75% to 4.0% depending on certain leverage ratios, and an annual commitment fee of 0.5% over the undrawn amount is applicable. The facility is structured in different tranches, with one tranche denominated in dollars for the amount of $347.5 million and the remainder of the facility denominated in euros. Principal repayment will begin in 2004. The facility reaches final maturity in 2009. Concurrent with the closing, UPC entered into cross currency and interest rate swaps, pursuant to which a $347.5 million obligation under the UPC Distribution Bank Facility was swapped at an average rate of 0.852 euros per U.S. dollar until November 29, 2002. As of November 6, 2002, the cross currency swaps were settled. UPC entered into an interest rate swap of €1,725.0 million to fix the EURIBOR portion of the interest calculation to 4.55% for the period ending April 15, 2003. During the first quarter of 2003, UPC bought protection on the interest rate exposure on the euro denominated UPC Distribution Bank Facility for 2003 and 2004. As a result, the net rate (without the applicable margin) is capped at 3.0% on a notional amount of €2.7 billion. The UPC Distribution Bank Facility indenture contains certain financial covenants and restrictions on UPC's subsidiaries regarding payment of dividends, ability to incur indebtedness, dispose of assets, and merge and enter into affiliate transactions. UPC is in default under the terms of this facility as a result of certain non-payments of interest due February 1, 2002 on its senior notes (see Note 2).

*UPC FiBI Loan*

In November 1998, a subsidiary of Discount Investment Corporation ("DIC") loaned UPC a total of $90.0 million to acquire the additional interests in Tevel and Melita. In connection with the DIC Loan, UPC granted to an affiliate of DIC an option to acquire a total of $90.0 million, plus accrued interest, of ordinary shares of UPC at a price equal to approximately 90.0% of UPC's initial public offering price. In February 1999, the option agreement was amended, resulting in a grant of two options of $45.0 million each to acquire ordinary shares of UPC. DIC then exercised the first option for $45.0 million, paying in cash and acquiring 4.7 million ordinary shares of UPC. UPC repaid $45.0 million of the DIC Loan and accrued interest with proceeds received from the option exercise. In October 2000, the remaining $45.0 million DIC Loan was refinanced by the First International Bank of Israel ("FiBI") in the principal amount of €55.0 million, which was due, together with accrued interest, on November 9, 2002, resulting in an aggregate indebtedness of approximately €67.0 million (the "FiBI" Loan). The FiBI Loan was secured by a pledge of half of the shares in Tevel. On October 30, 2002, FiBI and UPC's wholly-owned indirect subsidiary, Cable Network Zuid-oost Brabant Holding B.V. ("Cable Brabant") entered into an agreement whereby Cable Brabant would sell all of its material assets to a wholly-owned subsidiary of FiBI in exchange for the assumption by that subsidiary of the obligations of Cable Brabant to repay the FiBI Loan and FiBI would novate Cable Brabant's obligations under the FiBI Loan. This transaction closed on February 24, 2003.

*Fair Value of Senior Discount Notes, Senior Notes and Other Long-Term Debt*

| | December 31, 2002 | |
|---|---|---|
| | Carrying Value | Fair Value |
| | (In thousands) | |
| UGC Holdings 1998 Notes | $ 24,313 | $ 8,619 |
| UPC Polska Senior Discount Notes | 377,110 | 99,133 |
| UPC July 1999 Senior Notes: | | |
| UPC 10.875% dollar Senior Notes due 2009 | 520,484 | 31,923 |
| UPC 10.875% euro Senior Notes due 2009 | 150,013 | 10,273 |
| UPC 12.5% dollar Senior Discount Notes due 2009 | 408,565 | 22,491 |
| UPC October 1999 Senior Notes: | | |
| UPC 10.875% dollar Senior Notes due 2007 | 113,766 | 7,333 |
| UPC 10.875%% euro Senior Notes due 2007 | 39,655 | 2,986 |
| UPC 11.25% dollar Senior Notes due 2009 | 113,602 | 7,188 |
| UPC 11.25% euro Senior Notes due 2009 | 40,019 | 3,008 |
| UPC 13.375% dollar Senior Discount Notes due 2009 | 254,634 | 14,769 |
| UPC 13.375% euro Senior Discount Notes due 2009 | 96,782 | 5,862 |
| UPC January 2000 Senior Notes: | | |
| UPC 11.25% dollar Senior Notes due 2010 | 356,573 | 22,055 |
| UPC 11.25% euro Senior Notes due 2010 | 86,484 | 6,252 |
| UPC 11.5% dollar Senior Notes due 2010 | 145,078 | 9,879 |
| UPC 13.75% dollar Senior Discount Notes due 2010 | 487,333 | 29,966 |
| UPC Distribution Bank Facility | 3,289,826 | 3,289,826 |
| UPC FiBI Loan | 57,033 | – |
| Other UPC | 150,425 | 150,425 |
| VTR Bank Facility | 144,000 | 144,000 |
| Notes payable to Liberty | 102,728 | 102,728 |
| Other | 1,344 | 1,344 |
| Total | $ 6,959,767 | $ 3,970,060 |

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Held by Third Parties | Held by Liberty | Carrying Value | Fair Value |
| | (In thousands) | | | |
| UGC Holdings 1998 Notes | $ 1,222,533 | $ – | $ 1,222,533 | $ 288,750 |
| UPC Polska Senior Discount Notes | 343,323 | – | 343,323 | 91,863 |
| UPC July 1999 Senior Notes: | | | | |
| UPC 10.875% dollar Senior Notes due 2009 | 558,842 | 241,190 | 800,032 | 128,005 |
| UPC 10.875% euro Senior Notes due 2009 | 205,675 | 62,445 | 268,120 | 44,240 |
| UPC 12.5% dollar Senior Discount Notes due 2009 | 365,310 | 171,911 | 537,221 | 62,477 |
| UPC October 1999 Senior Notes: | | | | |
| UPC 10.875% dollar Senior Notes due 2007 | 143,864 | 56,144 | 200,008 | 31,501 |
| UPC 10.875%% euro Senior Notes due 2007 | 61,386 | 27,987 | 89,373 | 14,747 |
| UPC 11.25% dollar Senior Notes due 2009 | 125,967 | 124,586 | 250,553 | 38,835 |
| UPC 11.25% euro Senior Notes due 2009 | 61,547 | 28,198 | 89,745 | 14,808 |
| UPC 13.375% dollar Senior Discount Notes due 2009 | 227,424 | 103,798 | 331,222 | 47,802 |
| UPC 13.375% euro Senior Discount Notes due 2009 | 77,044 | 41,300 | 118,344 | 15,363 |
| UPC January 2000 Senior Notes: | | | | |
| UPC 11.25% dollar Senior Notes due 2010 | 387,697 | 208,709 | 596,406 | 90,952 |
| UPC 11.25% euro Senior Notes due 2010 | 121,234 | 56,435 | 177,669 | 29,315 |
| UPC 11.5% dollar Senior Notes due 2010 | 215,067 | 83,153 | 298,220 | 47,716 |
| UPC 13.75% dollar Senior Discount Notes due 2010 | 442,129 | 221,821 | 663,950 | 100,004 |
| UPC Distribution Bank Facility | 2,827,629 | – | 2,827,629 | 2,827,629 |
| UPC FiBI Loan | 48,049 | – | 48,049 | 48,049 |
| UPC Exchangeable Loan | – | 887,315 | 887,315 | 887,315 |
| Other UPC | 104,591 | – | 104,591 | 104,591 |
| VTR Bank Facility | 176,000 | – | 176,000 | 176,000 |
| Other | 3,084 | – | 3,084 | 3,084 |
| Total | $ 7,718,395 | $ 2,314,992 | $10,033,387 | $ 5,093,046 |

*Debt Maturities*

The maturities of the Company's senior discount notes, senior notes and other long-term debt are as follows (in thousands):

| | |
|---|---|
| Year Ended December 31, 2003 (including debt in default) | $ 6,487,096 |
| Year Ended December 31, 2004 | 10,855 |
| Year Ended December 31, 2005 | 7,701 |
| Year Ended December 31, 2006 | 5,732 |
| Year Ended December 31, 2007 | 4,636 |
| Thereafter | 443,747 |
| Total | $ 6,959,767 |

*Derivative Instruments*

The following table provides detail of the fair value of the Company's derivative instruments:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands) | |
| UPC July 1999 Senior Notes cross currency/interest rate derivative contract(1) | $ – | $ 90,925 |
| UPC October 1999 Senior Notes cross currency/interest rate derivative contract(1) | – | 49,622 |
| UPC January 2000 Senior Notes cross currency/interest rate derivative contract(1) | – | 32,837 |
| UPC Distribution Bank Facility cross currency/interest rate derivative contract | (10,616) | (42,064) |
| Other | (1,674) | – |
| Total derivative (liabilities) assets, net | $ (12,290) | $ 131,320 |

(1) See Senior Notes and Senior Discount Notes discussion above.

The derivative instruments related to the UPC July 1999, October 1999 and January 2000 Senior Notes were marked to fair value each period with the corresponding gain or loss recorded as a part of foreign exchange gain (loss) and other income (expense) in the accompanying consolidated statement of operations. For the years ended December 31, 2002 and 2001, the Company recorded losses of $130.1 million and $105.8 million, respectively, in connection with the change in fair value of these derivative instruments. In June 2002, UPC recognized an extraordinary gain of $342.3 million from the delivery by certain banks of $399.2 million in aggregate principal amount of UPC's senior notes and senior discount notes as settlement of the interest rate/cross currency derivative contracts on the UPC July 1999 Senior Notes, the UPC October 1999 Senior Notes and the UPC January 2000 Senior Notes.

Concurrent with the closing of the UPC Distribution Bank Facility, UPC entered into a cross currency and interest rate swap, pursuant to which a $347.5 million obligation under the UPC Distribution Bank Facility was swapped at an average rate of 0.852 euros per U.S. dollar until November 29, 2002. In November 2002, the cross currency swap was settled for €64.6 million, of which €12.0 million has been paid as of December 31, 2002. The remaining amount of €52.6 million is outstanding until August 2003, and is classified as short-term debt. In addition, UPC entered into an interest rate swap of €1.725 billion to fix the EURIBOR portion of the interest calculation to 4.55% for the period ending April 15, 2003. This €1.725 billion interest rate swap on the UPC Distribution Bank Facility qualifies as an accounting cash flow hedge as defined by SFAS 133. Accordingly, the changes in fair value of this instrument are recorded through other comprehensive income (loss) in the consolidated statement of stockholders' equity (deficit).

## 10. Commitments

*Leases*

The Company has entered into various lease agreements for conduit and satellite transponder capacity, programming, broadcast and exhibition rights, office space, office furniture and equipment, and vehicles. Rental expense under these lease agreements totaled $48.5 million, $63.3 million and $86.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has capital and operating lease obligations and other non-cancelable commitments as follows (in thousands):

| | Capital Leases | Operating Leases(1) |
|---|---|---|
| Year ended December 31, 2003 | $ 6,793 | $ 53,164 |
| Year ended December 31, 2004 | 6,318 | 43,660 |
| Year ended December 31, 2005 | 6,288 | 27,510 |
| Year ended December 31, 2006 | 6,312 | 23,167 |
| Year ended December 31, 2007 | 6,337 | 21,748 |
| Thereafter | 60,720 | 43,871 |
| Total minimum payments | 92,768 | $ 213,120 |
| Less amount representing interest | (33,020) | |
| | 59,748 | |
| Less obligations due within one year | (4,553) | |
| Total long-term capital leases | $ 55,195 | |

(1) Excludes certain leases rejected under UPC's bankruptcy proceedings.

UPC has entered into a framework agreement for the supply of various types of equipment. Under this agreement, UPC has a remaining one to three year obligation to buy 197,000 Set Top Computers ("STCs") at market price and a two-year obligation to buy 50,000 modems.

As part of the U.S. Chapter 11 Case, the U.S. Bankruptcy Court allowed the rejection of the cable affiliation agreement (the "Cable Affiliation Agreement") between Europe Movieco Partners Limited ("Movieco") and UPC in relation to the carriage of a premium movie channel ("Cinenova") on its networks in The Netherlands and the Flemish speaking part of Belgium. Based on this rejection order, UPC terminated the Cable Affiliation Agreement on March 1, 2003. Movieco has filed, pursuant to the Cable Affiliation Agreement, an amended request for arbitration with the International Chamber of Commerce on March 21, 2003, seeking specific performance by UPC under the Cable Affiliation Agreement. Furthermore, Movieco was awarded a provisional measure requiring UPC to continue to carry Cinenova on its networks during the arbitration process. UPC is in the process of filing an appeal against this decision. The minimum commitment of approximately €70.0 million under the Cable Affiliation Agreement is included in the table above.

*FIN 45*

The Company and its subsidiaries have entered into agreements that contain features that meet the definition of a guarantee under FIN 45. FIN 45 defines a guarantee to be a contract that contingently requires payments to be made (either in cash, financial instruments, other assets, common shares or through provision of services) to a third party based upon changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the other party. The Company has the following major types of guarantees that are subject to the disclosure requirements of FIN 45.

In connection with agreements for the sale of certain assets, the Company typically retains liabilities that relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company generally indemnifies the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years. The Company is unable to estimate the maximum potential liability for these types of indemnification guarantees as the sale agreements typically do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and the likelihood of which cannot be determined at this time. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Under certain of its credit facilities, the Company has agreed to indemnify its lenders under such facilities against costs or losses resulting from changes in laws and regulation which would increase the lenders' costs, and for legal action brought against the lenders. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant indemnification payments under such agreements and no material amounts have been accrued in the accompanying financial statements with respect to these indemnification guarantees.

UPC's Digital Media Center ("DMC") sub-leases transponder capacity to a third party and all guaranteed performance criteria is matched with the guaranteed performance criteria UPC receives from the lease transponder provider. The DMC has third party contracts for the distribution of channels from the DMC, which require the DMC to perform according to industry standard practice, with penalties attached should performance drop below the agreed-upon criteria. Additionally, UPC Media's interactive service group has third party contracts for the delivery of interactive content with certain performance criteria guarantees.

The Company has certain franchise obligations under which it must meet performance requirements to construct networks under certain circumstances. Non-performance of these obligations could result in penalties being levied against the Company. The Company continues to meet its obligations so as not to incur such penalties.

In the ordinary course of business, the Company provides customers with certain performance guarantees. For example, should a service outage occur in excess of a certain period of time, the Company would compensate those customers for the outage.

Historically, the Company has not made any significant payments under any of these indemnifications or guarantees. In certain cases, due to the nature of the agreement, the Company has not been able to estimate its maximum potential loss or the maximum potential loss has not been specified.

**11. Contingencies**

The following is a description of the legal proceedings which the Company or one of its subsidiaries is a party. In addition, from time to time, the Company may become involved in litigation relating to claims arising out of its operations in the normal course of business. In the opinion of the Company's management, the ultimate resolution of these legal proceedings would not likely have a material adverse effect on the Company's business, results of operations, financial condition or liquidity. As these legal proceedings are resolved, to the extent that UPC has any liability and such liability is owed by UPC, UPC will distribute shares of New UPC common stock as provided under the Reorganization Plan and the Akkoord in satisfaction of such claim.

On July 4, 2001, ICH, InterComm France CVOHA ("ICF I"), InterComm France II CVOHA ("ICF II"), and Reflex Participations ("Reflex," collectively with ICF I and ICF II, the "ICF Party") served a demand for arbitration on UPC, UGC Holdings, and its subsidiaries, Belmarken and UPC France. The claimants allege breaches of obligations allegedly owed by UPC in connection with the ICF Party's position as a minority shareholder in Médiaréseaux S.A. The claimants seek relief in the nature of immediate acceleration of an alleged right to require UPC or an affiliate to purchase all or any of the remaining shares in Médiareséaux S.A. from the ICF Party and/or compensatory damages, but in either case no less than €192.0 million, plus reasonable fees and costs. The ICF Party has not specified from which entity it is seeking such relief; however, UGC Holdings is not a party to any agreement with the claimants and has been dismissed from the proceedings. UPC and its affiliates, as respondents, deny these claims. UPC is vigorously defending the arbitration proceedings and has filed appropriate counter claims. The ICF party withdrew its arbitration on January 31, 2003 and refiled the same claims on February 14, 2003. UPC filed a request with the International Chamber of Commerce to combine the counterclaims filed by UPC in the first arbitration with the new request filed by the ICF Party.

On March 21, 2002, UPC received a notice of a class action lawsuit for damages which was filed in the U.S. District Court for the Southern District of New York against UPC, its officers and certain other persons, including certain of the underwriters for UPC's initial public offering in February 1999. According to the complaint, violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, were based on the purported failure of UPC, its officers and other defendants to disclose that some of the underwriters in the offering, including the lead underwriters, had solicited and received excessive and undisclosed commissions from certain investors. The U.S. Bankruptcy Court lifted the automatic stay in the U.S. Chapter 11 Case to permit the plaintiffs to pursue this litigation for the purpose of attempting to obtain a judgment or settlement up to the amount of UPC's insurance in respect to such liability and to collect any judgment or settlement solely out of such insurance in full satisfaction of any such claim. UPC believes that the claims are without merit and intends to vigorously defend against these allegations. Since more than 200 similar class actions have been filed against other companies, primarily against the underwriters, there are discussions going on to release the companies from these lawsuits. UPC and its insurance company are also involved in those discussions.

On April 26, 2002, UPC received a notice that certain former shareholders of Cignal have filed a lawsuit against UPC in the District Court in Amsterdam, The Netherlands, claiming $200.0 million on the basis that UPC failed to honor certain option rights that were granted to those shareholders in connection with the acquisition of Cignal by Priority Telecom. UPC believes that it has complied in full with its obligations to these shareholders through the successful consummation of the initial public offering of Priority Telecom on September 27, 2001. Accordingly, UPC believes that the Cignal shareholders' claims are without merit and intends to defend this suit vigorously.

On October 22, 2002, Philips Digital Networks B.V. ("Philips Digital") commenced legal proceedings against UPC, UPC Nederland B.V. and UPC Distribution (together the "UPC Defendants") alleging the UPC's Defendants' failure to perform under a Set Top Computer Supply Agreement between the parties dated November 19, 2001, as amended (the "STC Agreement"). Philips Digital alleges that the UPC Defendants failed to take delivery of 47,100 STCs with a value of approximately €21.2 million. Additionally, Philips Digital is claiming dissolution of the STC Agreement and a release from an obligation to manufacture and deliver 29,850 STCs and related damages of €7.0 million. Lastly, Philips Digital is claiming additional costs including interest on late payments of approximately €1.0 million. The UPC Defendants deny all claims brought by Philips Digital, and intend to vigoursly defend themselves against these claims and will file appropriate counter claims. This action was commenced by Philips Digital following a termination of the STC Agreement by the UPC Defendants as a consequence of Philips Digital's failure to deliver STCs conforming to the material technical specifications required by the terms of the STC Agreement.

On January 15, 2003, Reece Communications, Inc. filed a complaint against UPC Polska with the Superior Court in New Castle County, Delaware, alleging default on certain promissory notes due August 28, 2003. A demand was made for immediate payment of the unpaid principal amount of $6.0 million, together with accrued and unpaid interest. The litigation has not been officially served to UPC Polska and UPC Polska has not filed responsive pleadings in the litigation. No trial date has been set and the parties have not yet commenced discovery.

On August 22, 2001, the Chilean Internal Revenue Service ("CIRS") advised VTR that VTR owed additional taxes in the amount of approximately $10.4 million related to payments made to foreign program suppliers. On November 2, 2001, VTR filed a written tax claim of disagreement with the CIRS. VTR believes the claim of the CIRS is without merit and intends to defend this claim vigorously.

Pursuant to an agreement dated December 5, 1994, VTR agreed to indemnify the Asociación Nacional de Fútbol ("ANFP") for any tax payments made by the ANFP as a result of the CIRS determining that the agreement for the television transmission rights of certain soccer games is subject to Value Added Tax ("VAT"). In conjunction with this agreement, VTR provided a bond in favor of the ANFP for $1.1 million to guarantee such indemnity. In November 1999, the ANFP informed VTR that the CIRS had assessed ANFP for VAT in the total amount of approximately $2.3 million. The ANFP is disputing this claim by the CIRS, which has not been resolved to date. VTR believes the claim of the CIRS is without merit and intends to defend this claim vigorously.

**12. Minority Interests in Subsidiaries**

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| | (In thousands) | |
| UPC convertible preference shares held by third parties | $ 1,094,668 | $ 868,498 |
| UPC convertible preference shares held by Liberty | 297,753 | 236,234 |
| Subsidiaries of UPC | 1,739 | 135,933 |
| IDT United | 7,986 | – |
| Total | $ 1,402,146 | $ 1,240,665 |

The minority interests' share of results of operations is as follows:

| | Year Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| | | (In thousands) | |
| Accrual of dividends on UPC convertible preference shares | $ (97,083) | $ (89,202) | $ – |
| UPC | – | 54,050 | 862,663 |
| Subsidiaries of UPC | 28,080 | 484,780 | 21,160 |
| Other | 1,900 | 46,887 | 50,725 |
| Total | $ (67,103) | $ 496,515 | $ 934,548 |

The minority interests in subsidiaries in the accompanying consolidated statements of operations includes accrued dividends on UPC convertible preference shares held by Liberty, totaling $18.7 million and $19.1 million for the years ended December 31, 2002 and 2001, respectively.

**13. Convertible Preferred Stock**

In July 1999, the Company issued 425,000 shares of par value $0.01 per share Series C convertible preferred stock, resulting in gross and net proceeds to the Company of $425.0 million and $381.6 million, respectively. The purchasers of the Series C convertible preferred stock deposited $29.75 million into an account from which the holders were entitled to quarterly payments in an amount equal to $17.50 per preferred share commencing on September 30, 1999 through June 30, 2000, in cash or Class A common stock at UGC Holdings' option. On September 30, 1999, December 31, 1999, March 31, 2000 and June 30, 2000, the holders received their quarterly payment in cash. For the last two quarters in the year 2000, the holders received as dividends 722,359 shares of Class A common stock of the Company. For the first two quarters in the year 2001, the holders received as dividends 1,168,673 shares of Class A common stock of the Company. The Company's Board of Directors did not declare a dividend on the Series C convertible preferred stock for the quarters ended September 30, 2001 and December 31, 2001. Therefore, such dividend continued to accrue.

In December 1999, the Company issued 287,500 shares of par value $0.01 per share Series D convertible preferred stock, resulting in gross and net proceeds to the Company of $287.5 million and $259.9 million, respectively. The purchasers of the Series D convertible preferred stock deposited $20.1 million into an account from which the holders were entitled to quarterly payments in an amount equal to $17.50 per preferred share commencing on December 31, 1999 through September 30, 2000, in cash or Class A common stock at UGC Holdings' option. On December 31, 1999, March 31, 2000, June 30, 2000 and September 30, 2000 the holders received their quarterly payment in cash. On December 31, 2000, the holders received as dividends 344,641 shares of Class A common stock of the Company. For the first two quarters in the year 2001, the holders received as dividends 790,571 shares of Class A common stock of the Company. The Company's Board of Directors did not declare a dividend on the Series D convertible preferred stock for the quarters ended September 30, 2001 and December 31, 2001. Therefore, such dividend continued to accrue.

All of the Company's outstanding shares of convertible preferred stock were converted into United Class A common stock in connection with the merger transaction on January 30, 2002 (see Note 4).

## 14. Stockholders' Equity (Deficit)

### *Common Stock*

The Company's Class A common stock, Class B common stock and Class C common stock have identical economic rights. They do, however, differ in the following respects:

- Each share of Class A common stock, Class B common stock and Class C common stock entitles the holders thereof to one, ten and ten votes, respectively, on each matter to be voted on by the Company's stockholders;
- Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. At the option of the holder, each share of Class C common stock is convertible into one share of Class A common stock at any time or, under certain circumstances, into one share of Class B common stock. The Class A common stock is not convertible into Class B or Class C common stock.
- The approval of a majority of Class C directors is required for certain matters described below.

Holders of the Company's Class A, Class B and Class C common stock vote as one class on all matters to be voted on by the Company's stockholders, except for the election of directors or as specified by the Delaware General Corporation Law. Shares of the Company's Class C common stock vote separately to elect four of the Company's 12-person Board of Directors until such time as the shares of Class C common stock become convertible in full into shares of Class B common stock. Holders of Class A and B common stock, voting together, elect the other eight Directors. After all shares of Class C common stock become convertible in full into shares of Class B common stock, all 12 of the Company's 12-person Board of Directors will be elected by the holders of shares of Class A common stock, Class B common and Class C common stock voting together. Shares of Class C common stock will become convertible in full into shares of Class B common stock upon the occurrence of certain events relating to the indentures of UGC Holdings and certain of its subsidiaries.

Holders of the Company's Class A, Class B and Class C common stock are entitled to receive any dividends that are declared by the Company's board of directors out of funds legally available for that purpose, on an equal per share basis. In the event of the Company's liquidation, dissolution or winding up, holders of the Company's Class A, Class B and Class C common stock will be entitled to share in all assets available for distribution to holders of common stock, on an equal per share basis. Holders of the Company's Class A, Class B and Class C common stock have no preemptive rights under the Company's certificate of incorporation. Holders of shares of Class C common stock have purchase rights to prevent the dilution of the voting power of the Class C common stock. The Company's certificate of incorporation provides that if there is any dividend, subdivision, combination or reclassification of any class of common stock, a proportionate dividend, subdivision, combination or reclassification of each other class of common stock will be made at the same time.

### *Certain Other Rights of Holders of Class C Common Stock*

Under the terms of the Company's certificate of incorporation, the Company must have the approval of the majority of directors elected by the holders of Class C common stock, before the Company can:

- acquire or dispose of assets or issue equity or debt securities, in any consecutive 12-month period, in an amount exceeding 30.0% of the Company's market capitalization (excluding the Company's sale by merger or otherwise, sale of all or substantially all of the Company's assets, or a reorganization among affiliated entities, provided that the Class C common stockholders are treated equally with the Class B common stockholders and all Class B common stockholders are treated equally);
- issue any additional shares of Class C common stock (other than upon the exercise of Liberty's preemptive rights or rights under the stockholders agreement or the exercise of the proportional purchase right granted to holders of Class C common stock under the Company's certificate of incorporation);
- issue any options exercisable for Class B common stock (other than upon the exercise of certain options that have been assumed by the Company or that are permitted under the terms of the Company's certificate of incorporation);
- remove or replace the Company's Chief Executive Officer, except in the case of one of the Company's candidates pre-approved by Liberty;
- amend the Company's charter or bylaws in a manner adverse to Liberty or the holders of Class B or Class C common stock or their affiliates;

- enter into any material transaction between United or any of its controlled affiliates (including UGC Holdings), on the one hand, and any of the Company's directors of or any of the Company's controlled affiliates (including UGC Holdings), any Founder or any family member or other affiliate of any of the foregoing, on the other hand, excluding transactions between the Company and any of the Company's controlled affiliates and employee matters in the ordinary course of business;
- amend, alter or repeal any provision of UGC Holdings' charter that would be adverse to the Company or the holders of the Class C common stock or their affiliates;
- issue any shares of UGC Holdings' preferred stock;
- sell, assign, transfer or otherwise dispose of, or take any action in exercise of, or waive or amend any rights with respect to any debt securities issued or indebtedness incurred by UPC, or any of its subsidiaries, which debt is held by or which indebtedness is owed to United; or
- change the Company's principal independent accounting firm.

If any issuance of additional Class B common stock dilutes the voting power of the outstanding Class C common stock by 10.0% or more (on an as-converted basis), the holders of the Class C common stock will have the right to maintain their voting power by purchasing additional shares of Class C common stock at the same per share price as the Class B common stock per share issue price or by exchanging shares of Class A common stock for shares of Class C common stock on a one-for-one basis. At the option of the holder, each share of Class C common stock can be converted into one share of Class A common stock at any time or, upon the occurrence of certain events related to UGC Holdings' outstanding indebtedness, into one share of Class B common stock. If no conversion event has occurred by June 25, 2010, each share of Class C common stock may be converted into 1.645 shares of Class A common stock or, in some cases, 1.645 shares of Class B common stock, which could result in the issuance of a substantial number of additional shares. The terms of the Class C common stock are set out in the Company's restated certificate of incorporation.

*Preferred Stock*

The Company is authorized to issue 10.0 million shares of preferred stock. The Company's board of directors is authorized, without any further action by the stockholders, to determine the following for any unissued series of preferred stock:

- voting rights;
- dividend rights;
- dividend rates;
- liquidation preferences;
- redemption provisions;
- sinking fund terms;
- conversion of exchange rights;
- the number of shares in the series, and
- other rights, preferences, privileges and restrictions.

In addition, the preferred stock could have other rights, including economic rights senior to common stock, so that the issuance of the preferred stock could adversely affect the market value of common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of the Company without any action by the stockholders. The Company has no current plans to issue any preferred shares.

*Equity Transactions of Subsidiaries*

The issuance of common equity, variable plan accounting for stock options and the recognition of deferred compensation expense by the Company's subsidiaries affects the equity accounts of the Company. The following represents the effect on additional paid-in capital and deferred compensation as a result of these equity transactions:

| | Year Ended December 31, 2002 | | |
|---|---|---|---|
| | UPC | Austar United | Total |
| | | (In thousands) | |
| Variable plan accounting for stock options | $ (12,794) | $ – | $ (12,794) |
| Deferred compensation expense | 12,794 | – | 12,794 |
| Amortization of deferred compensation | 31,949 | 969 | 32,918 |
| SAB 51 gain (loss) on issuance of shares by subsidiary | (8,601) | – | (8,601) |
| Total | $ 23,348 | $ 969 | $ 24,317 |

| | Year Ended December 31, 2001 | | |
|---|---|---|---|
| | UPC | Austar United | Total |
| | | (In thousands) | |
| Variable plan accounting for stock options | $ (21,923) | $ (236) | $ (22,159) |
| Deferred compensation expense | 21,923 | 236 | 22,159 |
| Amortization of deferred compensation | 14,990 | 5,802 | 20,792 |
| Amortization of deferred compensation (minority interest) | – | (1,292) | (1,292) |
| SAB 51 gain (loss) on issuance of shares by subsidiaries | (11,385) | 4,422 | (6,963) |
| Total | $ 3,605 | $ 8,932 | $ 12,537 |

| | Year Ended December 31, 2000 | | |
|---|---|---|---|
| | UPC | Austar United | Total |
| | | (In thousands) | |
| Variable plan accounting for stock options | $ (7,467) | $ – | $ (7,467) |
| Deferred compensation expense | 7,467 | – | 7,467 |
| Amortization of deferred compensation | (39,758) | 6,916 | (32,842) |
| Issuance of warrants by UPC | 59,912 | – | 59,912 |
| Issuance of shares by subsidiary of UPC | 75,073 | – | 75,073 |
| Total | $ 95,227 | $ 6,916 | $ 102,143 |

*Accumulated Other Comprehensive Income (Loss)*

| | December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Foreign currency translation adjustments | $ (1,128,076) | $ (254,410) | $ (265,567) |
| Fair value of derivative assets | (10,616) | (24,059) | – |
| Unrealized gain (loss) on available-for-sale securities | 16,591 | 12,562 | (24,964) |
| Cumulative effect of change in accounting principle, net | 194 | 271 | – |
| Total | $ (1,121,907) | $ (265,636) | $ (290,531) |

*United Stock Option Plans*

During 1993, UGC Holdings adopted a stock option plan for certain of its employees, which was assumed by United on January 30, 2002 (the "Employee Plan"). The Employee Plan is construed, interpreted and administered by United's compensation committee (the "Committee"), consisting of all members of the Board of Directors who are not employees of the Company. Members of the Company's Board of Directors who are not employees are not eligible to receive option grants under the Employee Plan. The Employee Plan provides for the grant of options to purchase up to 39,200,000 shares of Class A common stock, of which options for up to 3,000,000 shares of Class B common stock may be granted in lieu of options for shares of Class A common stock. The Committee has the discretion to determine the employees and consultants to whom options are granted, the number of shares subject to the options, the exercise price of the options, the period over which the options become exercisable, the term of the options (including the period after termination of employment during which an option may be exercised) and certain other provisions relating to the options. The maximum number of shares subject to options that may be granted to any one participant under the Employee Plan during any calendar year is 5,000,000 shares. The maximum term of options granted under the Employee Plan is ten years. Options granted may be either incentive stock options under the Internal Revenue Code of 1986, as amended, or non-qualified stock options. In general, for grants prior to December 1, 2000, options vest in equal monthly increments over 48 months, and for grants subsequent to December 1, 2000, options vest 12.5% six months from the date of grant and then in equal monthly increments over the next 42 months. Vesting would be accelerated upon a change of control in the Company as defined in the Employee Plan. Under the Employee Plan, options to purchase a total of 18,304,474 shares of Class A common stock were available for grant as of December 31, 2002. The Employee Plan expires June 1, 2003. Options outstanding prior to such date shall continue to be recognized, but no new grants of options may be made thereafter.

UGC Holdings adopted a stock option plan for non-employee directors effective June 1, 1993, which was assumed by United on January 30, 2002 (the "1993 Director Plan"). The 1993 Director Plan provided for the grant of an option to acquire 20,000 shares of the Company's Class A common stock to each member of the Board of Directors who was not also an employee of the Company (a "non-employee director") on June 1, 1993, and to each person who is newly elected to the Board of Directors as a non-employee director after June 1, 1993, on the date of their election. To allow for additional option grants to non-employee directors, UGC Holdings adopted a second stock option plan for non-employee directors effective March 20, 1998, which was assumed by United on January 30, 2002 (the "1998 Director Plan", and together with the 1993 Director Plan, the "Director Plans"). Options under the 1998 Director Plan are granted at the discretion of the Company's Board of Directors. The maximum term of options granted under the Director Plans is ten years. Under the 1993 Director Plan, options vest 25.0% on the first anniversary of the date of grant and then evenly over the next 36-month period. Under the 1998 Director Plan, options vest in equal monthly increments over the four-year period following the date of grant. Vesting under the Director Plans would be accelerated upon a change in control of the Company as defined in the respective Director Plans. Under the Director Plans, as of December 31, 2002, options to purchase a total of 3,960,000 shares of Class A common stock have been authorized, of which 2,539,167 were available for grant as of December 31, 2002. Effective March 14, 2003, the Board of Directors terminated the 1993 Director Plan. At the time of termination, United had granted options for an aggregate of 860,000 shares of Class A common stock, of which 271,667 shares have been cancelled. Options outstanding at termination shall continue to be recognized, but no new grants of options may be made.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123. This information is required to be determined as if the Company had accounted for its Employee Plan's and Director Plans' options granted on or after March 1, 1995 under the fair value method prescribed by SFAS 123. The fair value of options granted for the years ended December 31, 2002, 2001 and 2000 reported below has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Risk-free interest rate | 4.62% | 4.78% | 5.36% |
| Expected lives | 6 years | 6 years | 6 years |
| Expected volatility | 100% | 95.13% | 67.42% |
| Expected dividend yield | 0% | 0% | 0% |

Based on the above assumptions, the total fair value of options granted was $47.6 million, $5.3 million and $16.8 for the years ended December 31, 2002, 2001 and 2000, respectively.

A summary of stock option activity for the Employee Plan is as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2000 | |
| | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 5,141,807 | $ 16.16 | 4,770,216 | $ 16.95 | 4,402,287 | $ 14.84 |
| Granted during the year | 11,970,000 | $ 4.43 | 543,107 | $ 10.08 | 1,293,800 | $ 16.96 |
| Cancelled during the year | (160,911) | $ 16.45 | (157,741) | $ 20.12 | (65,587) | $ 20.51 |
| Exercised during the year | – | $ – | (13,775) | $ 5.30 | (860,284) | $ 6.00 |
| Outstanding at end of year | 16,950,896 | $ 7.87 | 5,141,807 | $ 16.16 | 4,770,216 | $ 16.95 |
| Exercisable at end of year | 7,358,035 | $ 10.28 | 3,125,596 | $ 13.70 | 2,305,039 | $ 10.76 |

A summary of stock option activity for the Director Plans is as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2000 | |
| | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 1,110,416 | $ 11.24 | 630,000 | $ 18.13 | 718,333 | $ 15.84 |
| Granted during the year | 200,000 | $ 5.00 | 500,000 | $ 5.00 | 80,000 | $ 38.66 |
| Cancelled during the year | (230,416) | $ 9.20 | (19,584) | $ 73.45 | (40,000) | $ 52.94 |
| Exercised during the year | – | $ – | – | $ – | (128,333) | $ 7.27 |
| Outstanding at end of year | 1,080,000 | $ 10.52 | 1,110,416 | $ 11.24 | 630,000 | $ 18.13 |
| Exercisable at end of year | 569,999 | $ 12.81 | 487,290 | $ 12.99 | 386,874 | $ 8.75 |

The combined weighted-average fair values and weighted-average exercise prices of options granted under the Employee Plan and the Director Plans are as follows:

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | | | 2001 | | | 2000 | | |
| Exercise Price | Number | Fair Value | Exercise Price | Number | Fair Value | Exercise Price | Number | Fair Value | Exercise Price |
| Less than market price | 2,900,000 | $ 4.53 | $ 2.64 | 3,149 | $ 9.65 | $ 5.96 | 4,250 | $ 38.22 | $ 5.74 |
| Equal to market price | – | $ – | $ – | 100,000 | $ 13.71 | $ 17.38 | 1,342,546 | $ 12.23 | $ 18.30 |
| Greater than market price | 9,270,000 | $ 3.71 | $ 5.00 | 939,958 | $ 4.10 | $ 6.62 | 27,004 | $ 9.44 | $ 16.29 |
| Total | 12,170,000 | $ 3.91 | $ 4.44 | 1,043,107 | $ 5.03 | $ 7.64 | 1,373,800 | $ 12.26 | $ 18.22 |

The following table summarizes information about employee and director stock options outstanding and exercisable at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Range | Number | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| \$ 1.40 – \$ 4.75 | 2,931,892 | 6.84 | \$ 2.46 | 1,348,558 | \$ 3.70 |
| \$ 5.00 – \$ 5.00 | 10,971,365 | 9.09 | \$ 5.00 | 3,380,612 | \$ 5.00 |
| \$ 5.12 – \$68.38 | 4,115,639 | 6.28 | \$ 19.86 | 3,190,614 | \$ 18.90 |
| \$86.50 – \$86.50 | 12,000 | 7.23 | \$ 86.50 | 8,250 | \$ 86.50 |
| Total | 18,030,896 | 8.08 | \$ 8.03 | 7,928,034 | \$ 10.46 |

*UPC Stock Option Plans*

*UPC Plan.* UPC adopted a stock option plan on June 13, 1996, as amended (the "UPC Plan"), for certain of its employees and those of its subsidiaries. Options under the UPC Plan are granted at fair market value at the time of the grant, unless determined otherwise by UPC's Supervisory Board. The maximum term that the options can be exercised is five years from the date of the grant. In order to introduce the element of "vesting" of the options, the UPC Plan provides that even though the options are exercisable upon grant, the options are subject to repurchase rights reduced by equal monthly amounts over a vesting period of 36 months for options granted in 1996 and 48 months for all other options. Upon termination of an employee (except in the case of death, disability or the like), all unvested options previously exercised must be resold to UPC at the exercise price and all vested options must be exercised within 30 days of the termination date. UPC's Supervisory Board may alter these vesting schedules in its discretion. The UPC Plan also contains anti-dilution protection and provides that, in the case of a change of control, the acquiring company has the right to require UPC to acquire all of the options outstanding at the per share value determined in the transaction giving rise to the change of control. Upon completion of UPC's reorganization (see Note 2), all options granted under the UPC Plan will be cancelled.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123. This information is required to be determined as if UPC had accounted for the UPC Plan under the fair value method of SFAS 123. The fair value of options granted for the years ended December 31, 2002, 2001 and 2000 reported below has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Risk-free interest rate | 3.16% | 4.15% | 4.60% |
| Expected lives | 5 years | 5 years | 5 years |
| Expected volatility | 118.33% | 112.19% | 74.14% |
| Expected dividend yield | 0% | 0% | 0% |

Based on the above assumptions, the total fair value of options granted was approximately \$0.1 million and \$140.5 million and \$129.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

A summary of stock option activity for the UPC Plan is as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2000 | |
| | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| | | (euros) | | (euros) | | (euros) |
| Outstanding at beginning of period | 24,876,770 | € 11.49 | 11,232,330 | € 12.62 | 10,955,679 | € 6.94 |
| Granted during the period | 3,200 | € 1.00 | 17,849,542 | € 10.61 | 2,629,762 | € 27.97 |
| Cancelled during the period | (3,719,724) | € 12.25 | (2,138,712) | € 15.87 | (127,486) | € 21.39 |
| Exercised during the period | (38,025) | € 1.82 | (2,066,390) | € 1.82 | (2,225,625) | € 2.19 |
| Outstanding at end of period | 21,122,221 | € 11.33 | 24,876,770 | € 11.49 | 11,232,330 | € 12.62 |
| Exercisable at end of period (1) | 13,442,561 | € 11.11 | 10,502,678 | € 10.64 | 5,803,659 | € 7.62 |

(1) Includes certificate rights as well as options.

The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | | | 2001 | | | 2000 | | |
| Exercise Price | Number | Fair Value | Exercise Price | Number | Fair Value | Exercise Price | Number | Fair Value | Exercise Price |
| | | (euros) | | | (euros) | | | (euros) | |
| Less than market price | – | € – | € – | 756,240 | € 11.64 | € 4.54 | 2,124,486 | € 60.37 | € 24.23 |
| Equal to market price | – | € – | € – | 16,278,774 | € 9.03 | € 11.13 | 359,910 | € 24.25 | € 38.02 |
| Greater than market price | 3,200 | € 0.30 | € 1.00 | 814,528 | € 2.06 | € 5.92 | 145,366 | € 25.89 | € 57.75 |
| Total | 3,200 | € 0.30 | € 1.00 | 17,849,542 | € 8.82 | € 10.61 | 2,629,762 | € 53.52 | € 27.97 |

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Range (euros) | Number | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| | | | (euros) | | (euros) |
| € 1.00 – € 1.82 | 2,115,289 | 1.06 | € 1.73 | 1,972,410 | € 1.78 |
| € 2.05 – € 5.20 | 4,025,677 | 3.07 | € 4.77 | 2,257,361 | € 4.56 |
| € 5.39 – €12.99 | 11,989,810 | 2.85 | € 12.59 | 6,862,460 | € 12.39 |
| €13.14 – €75.00 | 2,991,445 | 1.90 | € 21.91 | 2,350,330 | € 21.47 |
| Total | 21,122,221 | 2.58 | € 11.33 | 13,442,561 | € 11.11 |

The UPC Plan was accounted for as a variable plan prior to UPC's initial public offering in February 1999. Accordingly, compensation expense was recognized at each financial statement date based on the difference between the grant price and the estimated fair value of UPC's common stock. Thereafter, the UPC Plan has been accounted for as a fixed plan. Compensation expense of $31.9 million, $30.6 million and $31.0 million was recognized in the statement of operations for the years ended December 31, 2002, 2001 and 2000, respectively.

*UPC Phantom Stock Option Plan.* In March 1998, UPC adopted a phantom stock option plan (the "UPC Phantom Plan") which permits the grant of phantom stock rights in up to 7,200,000 shares of UPC's common stock. The UPC Phantom Plan gives the employee the right to receive payment equal to the difference between the fair value of a share of UPC common stock and the option base price for the portion of the rights vested. The rights are granted at fair value at the time of grant, and generally vest in equal monthly increments over the four-year period following the effective date of grant and may be exercised for ten years following the effective date of grant. UPC, at its sole discretion, may make payment in (i) cash, (ii) freely tradable shares of United Class A common stock or (iii) freely tradable shares of UPC's common stock. If UPC chooses to make a cash payment, employees have the option to receive an equivalent number of freely tradable shares of UPC stock instead. The UPC Phantom Plan contains anti-dilution protection and provides that, in certain cases of a change of control, all phantom options outstanding become fully exercisable. Upon completion of UPC's reorganization (see Note 2), all options granted under the UPC Phantom Plan will be cancelled.

A summary of stock option activity for the UPC Phantom Plan is as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2000 | |
| | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| | | (euros) | | (euros) | | (euros) |
| Outstanding at beginning of period | 3,391,012 | € 5.05 | 3,878,316 | € 4.75 | 4,144,563 | € 2.98 |
| Granted during the period | – | € – | – | € – | 391,641 | € 17.49 |
| Cancelled during the period | (438,359) | € 5.12 | (119,866) | € 5.05 | (529,666) | € 2.51 |
| Exercised during the period | – | € – | (367,438) | € 1.86 | (128,222) | € 3.02 |
| Outstanding at end of period | 2,952,653 | € 5.05 | 3,391,012 | € 5.05 | 3,878,316 | € 4.75 |
| Exercisable at end of period | 2,869,372 | € 4.65 | 2,884,649 | € 4.17 | 2,599,494 | € 3.44 |

The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | | | 2001 | | | 2000 | | |
| Exercise Price | Number | Fair Value | Exercise Price | Number | Fair Value | Exercise Price | Number | Fair Value | Exercise Price |
| | | (euros) | | | (euros) | | | (euros) | |
| Less than market price | – | € – | € – | – | € – | € – | 391,641 | € 17.49 | € 17.49 |
| Equal to market price | – | € – | € – | – | € – | € – | – | € – | € – |
| Total | – | € – | € – | – | € – | € – | 391,641 | € 17.49 | € 17.49 |

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price Range (euros) | Number | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| | | | (euros) | | (euros) |
| € 1.82 | 1,490,621 | 5.21 | € 1.82 | 1,490,621 | € 1.82 |
| € 2.05 | 719,532 | 5.71 | € 2.05 | 719,532 | € 2.05 |
| € 9.67 | 405,000 | 6.11 | € 9.67 | 392,813 | € 9.67 |
| €19.08 – €28.67 | 337,500 | 7.22 | € 20.15 | 266,406 | € 20.12 |
| Total | 2,952,653 | 5.69 | € 5.05 | 2,869,372 | € 4.65 |

The UPC Phantom Plan is accounted for as a variable plan in accordance with its terms, resulting in compensation expense for the difference between the grant price and the fair market value at each financial statement date. Compensation expense (credit) of nil, $(22.8) million and $(75.9) million was recognized in the statement of operations for the years ended December 31, 2002, 2001 and 2000, respectively.

*Other Subsidiary Option Plans*

In addition to the Company's and UPC's stock option plans, certain of the Company's other subsidiaries, such as chello broadband, Priority Telecom, ULA, VTR and Austar United, have established their own stock option plans. Each of these plans contains its own unique provisions regarding granting, vesting and exercising of options, as determined by the Board of Directors of each subsidiary.

*Aggregate Fair Value*

The aggregate fair value of options granted for the years ended December 31, 2002, 2001 and 2000 was estimated at the date of grant using the Black-Scholes single-option pricing model. The total aggregate fair value of options granted by United and its consolidated subsidiaries was $47.7 million, $147.1 million and $150.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts are amortized using the straight-line method over the vesting period of the options.

**15. Segment Information**

The Company manages its business by country, region and business line. Within UPC, there are three primary business segments, UPC Distribution, UPC Media and Priority Telecom. UPC Distribution provides video services, telephone services and high-speed Internet access services to residential and business customers. UPC Media consists of chello broadband's Internet-content business and UPC's content and programming business. Priority Telecom provides telephone and data network solutions to the business market. UPC's Corporate, IT and Other segment relates primarily to centralized activities, which support multiple platforms and services. Within VTR, the primary business segment is Triple Play Distribution. VTR Triple Play Distribution provides video services, telephone services and high-speed Internet access services to residential and business customers. Austar United provides satellite-delivered pay television services to regional and rural Australia and also provides content, mobile telephony and Internet services. The Company evaluates performance and allocates resources based on the results of these divisions. The key operating performance criteria used in this evaluation include revenue growth and "Adjusted EBITDA". Adjusted EBITDA is not a generally accepted accounting principle ("GAAP") measure. Adjusted EBITDA represents net operating earnings (losses) before depreciation, amortization, stock-based compensation charges and impairment and restructuring charges. Adjusted EBITDA is the primary measure used by the Company's chief operating decision makers to measure the Company's operating results and to measure segment profitability and performance. Management believes that Adjusted EBITDA is meaningful to investors because it provides an analysis of operating results using the same measures used by the Company's chief operating decision makers, that Adjusted EBITDA provides investors a means to evaluate the financial results of the Company compared to other companies within the same industry and that it is common practice for institutional investors and investment bankers to use various multiples of current or projected Adjusted EBITDA for purposes of estimating current or prospective enterprise value. The Company's calculation of Adjusted EBITDA may or may not be consistent with the calculation of this measure by other companies in the same industry. Adjusted EBITDA should not be viewed by investors as an alternative to GAAP measures of income as a measure of performance or to cash flows from operating, investing and financing activities as a measure of liquidity. In addition, Adjusted EBITDA does not take into account changes in certain assets and liabilities as well as interest and income taxes that can affect cash flow. Adjusted EBITDA excludes non-cash and cash stock-based compensation charges, which result from variable plan accounting for certain of the Company's subsidiaries' stock option and phantom stock option plans, and cash and non-cash impairment and restructuring charges.

*Revenue*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Europe: | | | |
| Triple Play Distribution: | | | |
| The Netherlands | $ 459,821 | $ 365,988 | $ 281,312 |
| Austria | 198,489 | 163,073 | 126,911 |
| Belgium | 24,650 | 22,319 | 20,036 |
| Czech Republic | 33,477 | 30,450 | 24,920 |
| Norway | 76,589 | 59,706 | 50,998 |
| Hungary | 108,264 | 83,334 | 63,963 |
| France | 92,296 | 83,812 | 65,761 |
| Poland | 75,912 | 76,945 | 68,578 |
| Sweden | 52,621 | 40,493 | 36,674 |
| Other | 33,236 | 28,440 | 21,903 |
| Total Triple Play Distribution Revenue | 1,155,355 | 954,560 | 761,056 |
| Germany(1) | 27,061 | 45,848 | 11,043 |
| DTH(2) | 28,683 | 75,609 | 53,648 |
| Content(3) | – | 73,515 | 56,594 |
| Other (CLEC Network, General) | 35,036 | 45,092 | 3,477 |
| Intercompany Eliminations | – | (70,626) | (54,969) |
| Total Distribution | 1,246,135 | 1,123,998 | 830,849 |
| Priority Telecom | 112,303 | 206,149 | 80,829 |
| UPC Media | 69,417 | 75,676 | 38,133 |
| Corporate, IT and Other | 477 | 3,782 | 3,360 |
| Intercompany Eliminations | (108,591) | (176,417) | (34,537) |
| Total Europe | 1,319,741 | 1,233,188 | 918,634 |
| Latin America: | | | |
| Triple Play Distribution: | | | |
| Chile | 183,049 | 162,814 | 143,037 |
| Brazil | 3,402 | 3,908 | 4,797 |
| Other | 3,609 | 2,080 | 1,946 |
| Total Triple Play Distribution Revenue | 190,060 | 168,802 | 149,780 |
| DTH | 3,377 | 3,776 | 5,130 |
| Other | 43 | 56 | 75 |
| Total Latin America | 193,480 | 172,634 | 154,985 |
| Asia/Pacific:(4) | | | |
| Triple Play Distribution: | | | |
| Australia | – | 145,423 | 168,015 |
| New Zealand | – | – | 4,888 |
| Total Triple Play Distribution Revenue | – | 145,423 | 172,903 |
| Content | – | 9,973 | 2,000 |
| Other | – | 235 | 2,410 |
| Total Asia/Pacific | – | 155,631 | 177,313 |
| Corporate and other | 1,800 | 441 | 102 |
| Total | $ 1,515,021 | $ 1,561,894 | $ 1,251,034 |

(1) As a result of the transfer of 22.3% of UPC's interest in UPC Germany, Germany was deconsolidated effective August 1, 2002 and is shown below Triple Play Distribution.
(2) UPC's DTH operations in Poland were deconsolidated upon the merger with Canal+ Group effective December 7, 2001.
(3) Content represents UPC's programming business in Poland, Wizja Sport, which was abandoned in December 2001.
(4) As a result of the sale of 49.99% of the Company's interest in UAP, United deconsolidated the results of operations of Austar United effective November 15, 2001.

*Adjusted EBITDA*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Europe: | | | |
| Triple Play Distribution: | | | |
| The Netherlands | $ 126,771 | $ 58,942 | $ 15,594 |
| Austria | 72,085 | 43,760 | 33,007 |
| Belgium | 9,666 | 4,625 | (809) |
| Czech Republic | 13,764 | 10,712 | 4,073 |
| Norway | 20,114 | 7,845 | 7,312 |
| Hungary | 47,135 | 29,996 | 23,297 |
| France | (7,722) | (22,540) | (18,165) |
| Poland | 17,493 | (234) | (342) |
| Sweden | 19,382 | 8,432 | (2,318) |
| Other | 11,504 | 8,840 | 5,542 |
| Total Triple Play Distribution | 330,192 | 150,378 | 67,191 |
| Germany(1) | 12,562 | 22,197 | 4,854 |
| DTH(2) | (3,727) | (8,064) | (17,918) |
| Content(3) | – | (34,840) | (48,508) |
| Other (CLEC Network, General) | 33,686 | 7,612 | (8,947) |
| Total Distribution | 372,713 | 137,283 | (3,328) |
| Priority Telecom | (3,809) | (79,758) | (37,817) |
| UPC Media | (4,851) | (100,599) | (175,235) |
| Corporate, IT and Other | (89,787) | (98,393) | (111,259) |
| Total Europe | 274,266 | (141,467) | (327,639) |
| Latin America: | | | |
| Triple Play Distribution: | | | |
| Chile | 45,700 | 28,710 | 22,789 |
| Brazil | (939) | (1,280) | (854) |
| Other | (1,406) | (2,682) | (1,023) |
| Total Triple Play Distribution | 43,355 | 24,748 | 20,912 |
| DTH | (1,341) | 550 | 592 |
| Other | (3,530) | (4,854) | (16,784) |
| Total Latin America | 38,484 | 20,444 | 4,720 |
| Asia/Pacific:(4) | | | |
| Triple Play Distribution: | | | |
| Australia | – | (32,338) | (37,070) |
| New Zealand | – | – | (362) |
| Other | – | (2,660) | – |
| Total Triple Play Distribution | – | (34,998) | (37,432) |
| Content | – | (6,849) | (1,179) |
| Other | (282) | 1,828 | (4,713) |
| Total Asia/Pacific | (282) | (40,019) | (43,324) |
| Corporate and other | (16,094) | (30,201) | (2,221) |
| Total | $ 296,374 | $ (191,243) | $ (368,464) |

(1) As a result of the transfer of 22.3% of UPC's interest in UPC Germany, Germany was deconsolidated effective August 1, 2002 and is shown below Triple Play Distribution.
(2) UPC's DTH operations in Poland were deconsolidated upon the merger with Canal+ Group effective December 7, 2001.
(3) Content represents UPC's programming business in Poland, Wizja Sport, which was abandoned in December 2001.
(4) As a result of the sale of 49.99% of the Company's interest in UAP, United deconsolidated the results of operations of Austar United effective November 15, 2001.

Consolidated Adjusted EBITDA reconciles to the consolidated statements of operations as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Consolidated Adjusted EBITDA | $ 296,374 | $ (191,243) | $ (368,464) |
| Stock-based compensation(1) | (28,228) | (8,818) | 43,183 |
| Depreciation and amortization | (730,001) | (1,147,176) | (815,522) |
| Impairment and restructuring charges(2) | (437,427) | (1,525,069) | – |
| Operating income (loss) | (899,282) | (2,872,306) | (1,140,803) |
| Other income (loss) | (53,487) | (1,796,641) | (887,618) |
| Income (loss) before income taxes and other items | $ (952,769) | $ (4,668,947) | $ (2,028,421) |

(1) Stock-based compensation for the years ended December 31, 2002, 2001 and 2000 includes charges associated with fixed, or non-cash, stock option plans totaling $31.9 million, $28.5 million and $39.7 million, respectively, and includes (credits) charges associated with phantom, or cash-based, stock option plans totaling $(3.7) million, $(19.7) million and $(82.9) million, respectively.

(2) Impairment and restructuring charges includes $1.3 million and $204.1 million in cash charges for the years ended December 31, 2002 and 2001, respectively.

*Triple Play Distribution Revenue*

| | Year Ended December 31, 2002 | | | |
|---|---|---|---|---|
| | Video | Voice | Internet | Total |
| | | (In thousands) | | |
| Europe: | | | | |
| The Netherlands | $ 250,075 | $ 84,264 | $ 125,482 | $ 459,821 |
| Austria | 84,495 | 49,712 | 64,282 | 198,489 |
| Belgium | 15,077 | – | 9,573 | 24,650 |
| Czech Republic | 28,524 | 706 | 4,247 | 33,477 |
| Norway | 52,939 | 10,265 | 13,385 | 76,589 |
| Hungary | 73,897 | 25,318 | 9,049 | 108,264 |
| France | 59,575 | 24,576 | 8,145 | 92,296 |
| Poland | 71,827 | – | 4,085 | 75,912 |
| Sweden | 35,923 | – | 16,698 | 52,621 |
| Other | 33,206 | – | 30 | 33,236 |
| Total Europe | 705,538 | 194,841 | 254,976 | 1,155,355 |
| Latin America: | | | | |
| Chile | 107,343 | 63,911 | 11,795 | 183,049 |
| Brazil | 3,366 | – | 36 | 3,402 |
| Corporate and other | 2,556 | – | 1,053 | 3,609 |
| Total Latin America | 113,265 | 63,911 | 12,884 | 190,060 |
| Total | $ 818,803 | $ 258,752 | $ 267,860 | $ 1,345,415 |

| | Year Ended December 31, 2001 | | | |
|---|---|---|---|---|
| | Video | Voice | Internet | Total |
| | (In thousands) | | | |
| Europe: | | | | |
| The Netherlands | $ 227,212 | $ 63,381 | $ 75,395 | $ 365,988 |
| Austria | 76,658 | 41,241 | 45,174 | 163,073 |
| Belgium | 13,770 | – | 8,549 | 22,319 |
| Czech Republic | 28,362 | 750 | 1,338 | 30,450 |
| Norway | 44,673 | 6,845 | 8,188 | 59,706 |
| Hungary | 56,407 | 23,802 | 3,125 | 83,334 |
| France | 56,040 | 20,995 | 6,777 | 83,812 |
| Poland | 75,301 | – | 1,644 | 76,945 |
| Sweden | 30,592 | – | 9,901 | 40,493 |
| Other | 28,440 | – | – | 28,440 |
| Total Europe | 637,455 | 157,014 | 160,091 | 954,560 |
| Latin America: | | | | |
| Chile | 104,108 | 52,916 | 5,790 | 162,814 |
| Brazil | 3,908 | – | – | 3,908 |
| Corporate and other | 1,958 | – | 122 | 2,080 |
| Total Latin America | 109,974 | 52,916 | 5,912 | 168,802 |
| Asia/Pacific: | | | | |
| Australia | 133,177 | 2,991 | 9,255 | 145,423 |
| Total Asia/Pacific | 133,177 | 2,991 | 9,255 | 145,423 |
| Total | $ 880,606 | $ 212,921 | $ 175,258 | $ 1,268,785 |

| | Year Ended December 31, 2000 | | | |
|---|---|---|---|---|
| | Video | Voice | Internet | Total |
| | (In thousands) | | | |
| Europe: | | | | |
| The Netherlands | $ 199,592 | $ 46,367 | $ 35,353 | $ 281,312 |
| Austria | 76,264 | 25,209 | 25,438 | 126,911 |
| Belgium | 14,456 | 1,319 | 4,261 | 20,036 |
| Czech Republic | 23,784 | 886 | 250 | 24,920 |
| Norway | 45,020 | 3,126 | 2,852 | 50,998 |
| Hungary | 43,551 | 19,991 | 421 | 63,963 |
| France | 53,822 | 9,365 | 2,574 | 65,761 |
| Poland | 68,574 | – | 4 | 68,578 |
| Sweden | 30,803 | – | 5,871 | 36,674 |
| Other | 21,903 | – | – | 21,903 |
| Total Europe | 577,769 | 106,263 | 77,024 | 761,056 |
| Latin America: | | | | |
| Chile | 108,270 | 33,497 | 1,270 | 143,037 |
| Brazil | 4,797 | – | – | 4,797 |
| Corporate and other | 1,945 | – | 1 | 1,946 |
| Total Latin America | 115,012 | 33,497 | 1,271 | 149,780 |
| Asia Pacific: | | | | |
| Australia | 163,094 | 732 | 4,189 | 168,015 |
| New Zealand | 844 | 3,166 | 878 | 4,888 |
| Total Asia/Pacific | 163,938 | 3,898 | 5,067 | 172,903 |
| Total | $ 856,719 | $ 143,658 | $ 83,362 | $ 1,083,739 |

*Revenue by Geographical Area*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (In thousands) | | |
| Europe: | | | |
| The Netherlands | $ 537,434 | $ 438,421 | $ 342,277 |
| Austria | 206,574 | 170,250 | 133,190 |
| Belgium | 24,651 | 22,545 | 20,035 |
| Czech Republic | 46,426 | 40,976 | 28,791 |
| Norway | 93,363 | 69,882 | 56,650 |
| Hungary | 124,209 | 93,206 | 65,292 |
| France | 92,622 | 87,215 | 65,765 |
| Poland | 78,865 | 135,974 | 121,285 |
| Sweden | 53,553 | 41,699 | 36,674 |
| Germany | 27,062 | 50,890 | 11,043 |
| Other | 34,982 | 82,130 | 37,632 |
| Total Europe | 1,319,741 | 1,233,188 | 918,634 |
| Latin America: | | | |
| Chile | 186,426 | 166,590 | 148,167 |
| Brazil | 3,402 | 3,908 | 4,797 |
| Other | 3,652 | 2,136 | 2,021 |
| Total Latin America | 193,480 | 172,634 | 154,985 |
| Asia/Pacific: | | | |
| Australia | – | 155,631 | 172,425 |
| New Zealand | – | – | 4,888 |
| Total Asia/Pacific | – | 155,631 | 177,313 |
| Corporate and other | 1,800 | 441 | 102 |
| Total | $ 1,515,021 | $ 1,561,894 | $ 1,251,034 |

*Long-Lived Assets by Geographical Area*

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands) | |
| Europe: | | |
| The Netherlands | $ 1,537,957 | $ 1,556,384 |
| Austria | 304,433 | 292,111 |
| Belgium | 22,398 | 21,740 |
| Czech Republic | 120,863 | 126,062 |
| Norway | 263,402 | 235,611 |
| Hungary | 251,127 | 223,255 |
| France | 573,179 | 563,220 |
| Poland | 124,094 | 147,952 |
| Sweden | 87,339 | 76,819 |
| Germany | – | 72,317 |
| Other | 41,937 | 39,905 |
| Total Europe | 3,326,729 | 3,355,376 |
| Latin America: | | |
| Chile | 293,941 | 311,217 |
| Brazil | 6,606 | 9,181 |
| Other | 2,842 | 4,024 |
| Total Latin America | 303,389 | 324,422 |
| Corporate and other | 10,093 | 12,687 |
| Total | $ 3,640,211 | $ 3,692,485 |

| | Investments in Affiliates | | Long-Lived Assets | | Total Assets | |
|---|---|---|---|---|---|---|
| | December 31, | | December 31, | | December 31, | |
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| | (In thousands) | | | | | |
| Europe: | | | | | | |
| Triple Play Distribution: | | | | | | |
| The Netherlands | $ 112,722 | $ 140,900 | $ 1,347,160 | $ 1,360,837 | $ 2,438,631 | $ 3,343,625 |
| Austria | – | – | 282,628 | 265,578 | 450,526 | 410,534 |
| Belgium | – | – | 22,395 | 21,694 | 44,444 | 43,158 |
| Czech Republic | – | – | 120,863 | 126,062 | 127,691 | 221,149 |
| Norway | – | – | 226,981 | 209,770 | 249,761 | 302,006 |
| Hungary | – | 97 | 251,120 | 223,172 | 343,287 | 351,825 |
| France | – | – | 573,167 | 563,204 | 608,650 | 765,964 |
| Poland | 3,277 | 29,254 | 124,088 | 147,546 | 245,122 | 689,208 |
| Sweden | – | – | 87,339 | 71,730 | 237,619 | 372,368 |
| Other | – | – | 39,377 | 38,570 | 73,119 | 94,935 |
| Total Triple Play Distribution | 115,999 | 170,251 | 3,075,118 | 3,028,163 | 4,818,850 | 6,594,772 |
| Germany | – | 37 | – | 72,286 | – | 144,517 |
| Total Distribution | 115,999 | 170,288 | 3,075,118 | 3,100,449 | 4,818,850 | 6,739,289 |
| Priority Telecom | – | – | 202,986 | 189,554 | 261,301 | 687,651 |
| UPC Media | 4,037 | 2,781 | 48,625 | 65,373 | 72,554 | 120,030 |
| Total Europe | 120,036 | 173,069 | 3,326,729 | 3,355,376 | 5,152,705 | 7,546,970 |
| Latin America: | | | | | | |
| Triple Play Distribution: | | | | | | |
| Chile | – | – | 293,893 | 311,054 | 505,092 | 539,982 |
| Brazil | 3,090 | 4,426 | 6,606 | 9,181 | 10,501 | 20,055 |
| Other | – | – | 2,832 | 3,963 | 5,644 | 7,087 |
| Total Triple Play Distribution | 3,090 | 4,426 | 303,331 | 324,198 | 521,237 | 567,124 |
| DTH | – | – | 48 | 163 | 4,284 | 4,955 |
| Other | 30,727 | 38,394 | 10 | 61 | 39,236 | 85,230 |
| Total Latin America | 33,817 | 42,820 | 303,389 | 324,422 | 564,757 | 657,309 |
| Asia/Pacific: | | | | | | |
| Australia | – | – | – | – | – | 221,796 |
| Other | – | 15,736 | – | – | 163 | 27,703 |
| Total Asia/Pacific | – | 15,736 | – | – | 163 | 249,499 |
| Corporate and other | – | – | 10,093 | 12,687 | 213,969 | 584,862 |
| Total | $ 153,853 | $ 231,625 | $ 3,640,211 | $ 3,692,485 | $ 5,931,594 | $ 9,038,640 |

# UnitedGlobalCom, Inc.
## Notes to Consolidated Financial Statements (continued)

| | Depreciation and Amortization | | | Capital Expenditures | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | | Year Ended December 31, | | |
| | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 |
| | (In thousands) | | | | | |
| Europe: | | | | | | |
| Triple Play Distribution: | | | | | | |
| The Netherlands | $ (230,967) | $ (326,359) | $ (263,941) | $ (105,684) | $ (256,446) | $ (593,297) |
| Austria | (71,924) | (68,513) | (57,221) | (38,388) | (92,679) | (133,371) |
| Belgium | (5,952) | (7,531) | (9,341) | (2,884) | (8,367) | (9,830) |
| Czech Republic | (16,317) | (24,577) | (16,618) | (4,706) | (26,287) | (29,282) |
| Norway | (37,288) | (35,918) | (31,466) | (7,050) | (60,563) | (99,861) |
| Hungary | (34,889) | (35,202) | (23,103) | (16,659) | (31,599) | (117,866) |
| France | (85,940) | (78,732) | (59,512) | (19,688) | (114,596) | (226,388) |
| Poland | (28,517) | (126,855) | (107,682) | (4,464) | (35,628) | (126,881) |
| Sweden | (13,519) | (37,098) | (34,271) | (8,974) | (28,767) | (16,386) |
| Other | (71,400) | (15,120) | (11,019) | (3,696) | (13,610) | (11,932) |
| Total Triple Play Distribution | (596,713) | (755,905) | (614,174) | (212,193) | (668,542) | (1,365,094) |
| Germany | (9,240) | (107,799) | (4,149) | (3,357) | (12,788) | (6,720) |
| Total Distribution | (605,953) | (863,704) | (618,323) | (215,550) | (681,330) | (1,371,814) |
| Priority Telecom | (45,239) | (80,887) | (15,798) | (30,658) | (69,710) | (149,361) |
| UPC Media | (20,565) | (37,304) | (23,349) | (6,241) | (50,051) | (111,323) |
| Total Europe | (671,757) | (981,895) | (657,470) | (252,449) | (801,091) | (1,632,498) |
| Latin America: | | | | | | |
| Triple Play Distribution: | | | | | | |
| Chile | (54,369) | (53,777) | (47,057) | (79,894) | (135,735) | (96,706) |
| Brazil | (1,208) | (2,101) | (2,236) | (1,864) | (6,607) | (1,384) |
| Other | (667) | (5,705) | (1,321) | (815) | (3,807) | (1,781) |
| Total Triple Play Distribution | (56,244) | (61,583) | (50,614) | (82,573) | (146,149) | (99,871) |
| DTH | (89) | (250) | (295) | (112) | (86) | (102) |
| Other | (496) | (18) | – | – | (4) | (142) |
| Total Latin America | (56,829) | (61,851) | (50,909) | (82,685) | (146,239) | (100,115) |
| Asia/Pacific: | | | | | | |
| Australia | – | (100,489) | (101,619) | – | (48,291) | (113,786) |
| New Zealand | – | – | (2,832) | – | – | – |
| Other | – | (1,282) | (1,178) | – | – | (55) |
| Total Asia/Pacific | – | (101,771) | (105,629) | – | (48,291) | (113,841) |
| Corporate and other | (1,415) | (1,659) | (1,514) | (58) | (790) | (148) |
| Total | $ (730,001) | $(1,147,176) | $ (815,522) | $ (335,192) | $ (996,411) | $ (1,846,602) |

## 16. Impairment and Restructuring Charges

| | Employee Severence and Termination | Office Closures | Programming and Lease Contract Termination | Asset Disposal Losses and Other | Impairment Charges | Total Impairment and Restructuring |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| UPC Distribution | $ 35,081 | $ 12,523 | $ 31,281 | $ 37,820 | $ 682,633 | $ 799,338 |
| Priority Telecom | 7,829 | 3,548 | 11,505 | – | 418,413 | 441,295 |
| UPC Media | 2,164 | – | 50,767 | 9,515 | – | 62,446 |
| Swiss wireless license | – | – | – | – | 91,260 | 91,260 |
| Microsoft contract acquisition rights | – | – | – | – | 59,831 | 59,831 |
| UPC Corporate | 1,861 | 233 | – | – | 46,590 | 48,684 |
| Other | – | – | – | – | 22,215 | 22,215 |
| Total | 46,935 | 16,304 | 93,553 | 47,335 | 1,320,942 | 1,525,069 |
| Cash paid | (13,497) | (6,386) | (14,814) | (3,294) | – | (37,991) |
| Non-cash release of restructuring liability and reclassifications | – | – | 12,122 | (29,592) | (1,320,942) | (1,338,412) |
| Cumulative translation adjustments | 127 | 38 | 346 | 55 | – | 566 |
| Impairment and restructuring liability as of December 31, 2001 | 33,565 | 9,956 | 91,207 | 14,504 | – | 149,232 |
| UPC Distribution | 4,282 | 7,884 | 654 | 1,083 | 75,305 | 89,208 |
| Priority Telecom | 3,821 | – | (14,917) | 2,467 | 359,237 | 350,608 |
| UPC Media | 3,665 | – | (17,772) | 5,041 | 5,515 | (3,551) |
| UPC Corporate | 1,907 | – | – | 3,159 | (3,904) | 1,162 |
| Total | 13,675 | 7,884 | (32,035) | 11,750 | 436,153 | 437,427 |
| Cash paid | (30,135) | (7,355) | (18,056) | (6,352) | – | (61,898) |
| Non-cash release of restructuring liability and reclassifications | (809) | 2,733 | (14,175) | (18,097) | (436,153) | (466,501) |
| Cumulative translation adjustments | 3,133 | 978 | 9,920 | 2,590 | – | 16,621 |
| Impairment and restructuring liability as of December 31, 2002 | $ 19,429 | $ 14,196 | $ 36,861 | $ 4,395 | $ – | $ 74,881 |
| Short-term portion | 11,224 | 9,193 | 2,550 | 4,312 | – | 27,279 |
| Long-term portion(1) | 8,205 | 5,003 | 34,311 | 83 | – | 47,602 |
| Total | $ 19,429 | $ 14,196 | $ 36,861 | $ 4,395 | $ – | $ 74,881 |

(1) The long-term portion of impairment and restructuring liability relates to costs that as a result of the terms of the original agreements will not be paid within one year.

UPC implemented a restructuring plan during the second half of 2001 to both lower operating expenses and strengthen its competitive and financial position. This included eliminating certain employee positions, reducing office space and related overhead expenses, rationalization of certain corporate assets, recognizing losses related to excess capacity under certain contracts and canceling certain programming contracts. The total workforce reduction was effected through attrition, involuntary terminations and a reorganization of UPC's operations to permanently eliminate open positions resulting from normal employee attrition. Salaries and benefits earned during the transition period have not been included in the restructuring charge.

*2001*

Due to the lack of financial resources to fully develop the triple play in Germany, and due to the inability of UPC to find a partner to help implement this strategy, the long range plans of UPC Germany were revised in 2001 to provide for a "care and maintenance" program, meaning that the business plan would be primarily focused on current customers and product offerings instead of a planned roll out of new service offerings. As a result of this revised business plan, UPC determined that a triggering event had occurred with respect to this investment in the fourth quarter of 2001, as defined in Statement of Financial Accounting Standards No. 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of* ("SFAS 121"). After analyzing the projected undiscounted free cash flows (without interest), an impairment charge was deemed necessary. The amount of the charge was determined by evaluating the estimated fair value of UPC's investment in UPC Germany using a discounted cash flow approach, resulting in an impairment charge of $682.6 million for the year ended December 31, 2001.

During the second quarter of 2001, UPC identified indicators of possible impairment of long-lived assets, principally indefeasible rights of use ("IRUs") and related goodwill within its CLEC subsidiary, Priority Telecom. Such indicators included significant declines in the market value of publicly traded telecommunications providers and a change, subsequent to the acquisition of Cignal, in the way that certain assets from the Cignal acquisition were being used within Priority Telecom. UPC revised its strategic plans for using these assets because of reduced levels of private equity funding activity for CLEC businesses and a decision by UPC to complete a public listing of Priority Telecom in the second half of 2001. The changes in strategic plans included a decision to phase out the legacy international wholesale voice operations of Cignal. When UPC and Priority Telecom reached agreement to acquire Cignal in the second quarter of 2000, the companies originally intended to continue the international wholesale voice operations of Cignal for the foreseeable future. This original plan for the international wholesale voice operations was considered in the determination of the consideration paid for Cignal. In 2001, using the strategic plan prepared in connection with the public listing of Priority Telecom, an impairment assessment test and measurement in accordance with SFAS 121 was completed, resulting in a write down of tangible assets, related goodwill and other impairment charges of $418.4 million for the year ended December 31, 2001.

In 2000 UPC acquired a license to operate a wireless telecommunications system in Switzerland. Since its acquisition, UPC has been evaluating various alternatives to develop this license. During the fourth quarter of 2001, in connection with UPC's overall strategic review, it was determined that UPC was not in a position to develop this asset as a result of both funding constraints and a change in strategic focus away from the wireless business, resulting in a write down of the value of this asset to nil and a charge of $91.3 million for the year ended December 31, 2001.

As a result of issuing warrants to Microsoft Corporation during 1999 and 2000, UPC recorded €150.2 million in contract acquisition rights. These rights were being amortized over the three-year term of an interim technology agreement. During the fourth quarter of 2001, this interim technology agreement was terminated, and the remaining unamortized contract acquisition rights totaling $59.8 million were written off.

In December 2001, Austar United reviewed all of its activities and restructured its business to focus on the core pay television business and augment it with interactive television services. This restructuring included outsourcing a number of existing functions, ceasing operation of its own Internet network, streamlining sales and customer service processes and reducing general corporate overhead. In conjunction with this restructuring, Austar United analyzed the carrying value of its tangible and intangible assets, in accordance with SFAS 121, and determined there was an impairment in the value of certain of its assets, primarily the spectrum licenses and goodwill related to its Internet business. These assets were written down to fair value as of December 31, 2001. The impairment and restructuring charges for Austar United totaled $146.2 million, and due to the deconsolidation of Austar United effective November 15, 2001, this amount was included in share in results of affiliates. In addition, the Company recorded an impairment of the carrying value of goodwill on its books of $22.2 million related to its investment in Austar United.

*2002*

Based on the Company's annual impairment test as of December 31, 2002 in accordance with SFAS 142, an impairment charge of $344.8 million and $18.0 million was recorded on goodwill related to Priority Telecom and UPC Romania, respectively, for the year ended December 31, 2002. In addition, the Company wrote off obsolete inventory and other tangible assets in The Netherlands, Norway, France, Poland, Slovak Republic and Czech Republic totaling $74.6 million for the year ended December 31, 2002.

It is possible that the Company may incur additional impairment and restructuring charges in 2003. Such charges could arise as a result of its contemplated debt restructuring, a rationalization of its investments or the application of accounting standards used to value and adjust to the carrying value of long-lived assets, goodwill and other intangibles. Because of uncertainties concerning UPC's proposed debt restructuring, UPC is not able to estimate whether it will incur charges in 2003 and thereafter, or, if such charges are necessary, the likely amount of the charges.

The following table summarizes the number of employees scheduled for termination in connection with UPC's restructuring (by division and by function):

| | Number of Employees Scheduled for Termination as of December 31, | |
|---|---|---|
| | 2002 | 2001 |
| Division: | | |
| UPC Distribution | 45 | 873 |
| Priority Telecom | – | 23 |
| UPC Media | – | 86 |
| Corporate | – | 4 |
| Total | 45 | 986 |
| Function: | | |
| Programming | – | 1 |
| Network operations | 5 | 498 |
| Customer operations | – | 112 |
| Customer care | 25 | 92 |
| Billing and collection | – | 4 |
| Customer acquisition and marketing | 4 | 164 |
| Administration | 11 | 115 |
| Total | 45 | 986 |

**17. Extraordinary Gain on Extinguishment of Debt**

As part of United's recapitalization in January 2002, United purchased at fair value certain debt securities of its subsidiaries, including the United UPC Bonds, UPC Exchangeable Loan and UGC Holdings 1998 Notes (directly from Liberty and indirectly through the purchase of Liberty's interest in IDT United). The estimated fair value of these financial assets (with the exception of the UPC Exchangeable Loan) was significantly less than the accreted value of those debt securities as reflected in UGC Holdings' historical financial statements. For consolidated financial reporting purposes United recognized an extraordinary gain of $1.647 billion (net of deferred income tax) from the extinguishment of such debt outstanding at that time equal to the excess of the then accreted value of such debt over its cost (see Note 4).

In January 2002, UPC recognized a gain of $109.2 million from the restructuring and cancellation of capital lease obligations associated with excess capacity of certain Priority Telecom vendor contracts.

In June 2002, UPC recognized a gain of $342.3 million from the delivery by certain banks of $399.2 million in aggregate principal amount of UPC's senior notes and senior discount notes as settlement of certain interest rate/cross currency derivative contracts between the banks and UPC (see Note 9).

### 18. Income Taxes

Because United does business in foreign countries and has a controlling interest in most of its subsidiaries, such subsidiaries are considered to be "controlled foreign corporations" ("CFC") under U.S. tax law. In general, a U.S. corporation that is a shareholder in a CFC may be required to include in its income the average adjusted tax basis of any investment in U.S. property held by a wholly or majority owned CFC to the extent that the CFC has positive current or accumulated earnings and profits. This is the case even though the U.S. corporation may not have received any actual cash distributions from the CFC. In addition, certain income earned by most of United's foreign subsidiaries during a taxable year when the subsidiaries have positive earnings and profits will be included in United's income to the extent of the earnings and profits when the income is earned, regardless of whether the income is distributed to United. The income, often referred to as "Subpart F income," generally includes, but is not limited to, such items as interest, dividends, royalties, gains from the disposition of certain property, certain exchange gains in excess of exchange losses, and certain related party sales and services income. Since United and a majority of its subsidiaries are investors in, or are involved in, foreign businesses, United could have significant amounts of Subpart F income. Although United intends to take reasonable tax planning measures to limit its tax exposure, there can be no assurance United will be able to do so.

In general, a United States corporation may claim a foreign tax credit against its United States federal income tax expense for foreign income taxes paid or accrued. A United States corporation may also claim a credit for foreign income taxes paid or accrued on the earnings of a foreign corporation paid to the United States corporation as a dividend. Because United must calculate its foreign tax credit separately for dividends received from certain of its foreign subsidiaries from those of other foreign subsidiaries and because of certain other limitations, United's ability to claim a foreign tax credit may be limited. Some of United's operating companies are located in countries with which the United States does not have income tax treaties. Because United lacks treaty protection in these countries, United may be subject to high rates of withholding taxes on distributions and other payments from these operating companies and may be subject to double taxation on its income. Limitations on the ability to claim a foreign tax credit, lack of treaty protection in some countries, and the inability to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective United States federal tax rate on United's earnings. Since substantially all of United's revenue is generated abroad, including in jurisdictions that do not have tax treaties with the United States, these risks are proportionately greater for United than for companies that generate most of their revenue in the United States or in jurisdictions that have these treaties.

The Company through its subsidiaries maintains a presence in over 20 countries. Many of these countries maintain tax regimes that differ significantly from the system of income taxation used in the United States, such as a value added tax system. The Company has accounted for the effect of foreign taxes based on what we believe is reasonably expected to apply to the Company and its subsidiaries based on tax laws currently in effect and/or reasonable interpretations of these laws. Because some foreign jurisdictions do not have systems of taxation that are as well established as the system of income taxation used in the United States or tax regimes used in other major industrialized countries, it may be difficult to anticipate how foreign jurisdictions will tax current and future operations of the Company and its subsidiaries.

The primary differences between taxable income (loss) and net income (loss) for financial reporting purposes relate to extraordinary gains, impairments of goodwill and other long-lived assets, and international rate differences. For investments in foreign corporations accounted for under the equity method, taxable income (loss) generated by these affiliates does not flow through to the Company for United States federal and state tax purposes, even though the Company records its allocable share of affiliate income (losses) for financial reporting purposes.

The significant components of the Company's consolidated deferred tax assets and liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (In thousands) | |
| Deferred tax assets: | | |
| Tax net operating loss carryforward of consolidated foreign subsidiaries | $ 1,431,785 | $ 1,485,054 |
| Company's U.S. tax net operating loss carryforward | – | 157,409 |
| Accrued interest expense | 91,036 | 69,901 |
| Investment valuation allowance and other | 22,442 | 5,439 |
| Property, plant and equipment, net | 40,063 | 15,808 |
| Other | 23,129 | 32,427 |
| Capital loss carryforward from disposition of interest in subsidiary | – | 41,679 |
| Derivative assets | – | 27,454 |
| Stock-based compensation | – | 5,653 |
| Total deferred tax assets | 1,608,455 | 1,840,824 |
| Valuation allowance | (1,607,089) | (1,828,354) |
| Deferred tax assets, net of valuation allowance | 1,366 | 12,470 |
| Deferred tax liabilities: | | |
| Cancellation of debt and other | (110,583) | – |
| Intangible assets | (12,056) | (80,300) |
| Other | (62,219) | – |
| Total deferred tax liabilities | (184,858) | (80,300) |
| Deferred tax liabilities, net | $ (183,492) | $ (67,830) |

The foreign tax loss carryforwards originate primarily from The Netherlands, France, Poland and Chile. The benefit of the tax loss carryforwards of France and Poland, aggregating to $264.1 million, will expire beginning in 2003 through 2007. The benefit of the tax loss carryforwards of The Netherlands and Chile, $956.8 million and $39.9 million, respectively, have no expiration date.

As a result of UPC's restructuring, UPC will realize a one-time gain. To the extent this gain resides at the level of UPC or one of its Dutch subsidiaries, this creates Dutch taxable income. However, to the extent UPC has net operating losses, these net operating losses can be used to shelter this income. UPC has discussed the restructuring with the Dutch tax authorities and has come to an agreement on the treatment for Dutch corporate income tax purposes. Agreement has been reached on how the gain at the UPC level should be calculated and how UPC's net operating losses can be used to shelter this gain. In view of the above, the restructuring of UPC will not lead to a cash outflow for corporate income tax. In addition, the restructuring will lead to a capital tax cost of 0.55% on the fair market value of the contributions made to UPC to the extent that UPC cannot rely on an exemption.

The difference between income tax (benefit) expense provided in the accompanying consolidated financial statements and the expected income tax (benefit) expense at statutory rates is reconciled as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Expected income tax benefit at the U.S. statutory rate of 35% | $ (333,469) | $ (1,633,918) | $ (709,947) |
| Tax effect of permanent and other differences: | | | |
| Change in valuation allowance | 173,604 | 814,612 | 505,180 |
| Goodwill impairment | 114,039 | 559,028 | – |
| Non-deductible interest accretion | 110,974 | 81,149 | 61,060 |
| Financial instruments | 95,178 | – | – |
| International rate differences | 62,845 | 187,027 | 128,929 |
| Non-deductible expenses | 12,024 | 14,740 | 26,079 |
| Amortization of goodwill | – | 84,020 | 90,394 |
| Gain on issuance of common equity securities by subsidiaries | – | (1,974) | (48,538) |
| Other | (11,415) | (5,295) | 4,799 |
| State tax, net of federal benefit | (28,583) | (140,050) | (60,853) |
| Non-deductible foreign currency exchange results | (104,598) | – | – |
| Total income tax expense (benefit) | $ 90,599 | $ (40,661) | $ (2,897) |

The net decrease in the valuation allowance for the year ended December 31, 2002 was $221.3 million. The 2002 valuation allowance reflects a decrease to account for the elimination of certain U.S. net operating loss and capital loss carryforwards from 2001 in the amount of $199.1 million. The decrease was mainly attributable to the merger transaction discussed in Note 4.

### 19. Basic and Diluted Net Income (Loss) Attributable to Common Stockholders

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (In thousands) | |
| Basic: | | | |
| Net income (loss) | $ (504,379) | $ (4,494,709) | $ (1,220,890) |
| Accrual of dividends on Series B convertible preferred stock | (156) | (1,873) | (1,717) |
| Accrual of dividends on Series C convertible preferred stock | (2,397) | (29,750) | (29,750) |
| Accrual of dividends on Series D convertible preferred stock | (1,621) | (20,125) | (20,125) |
| Basic net income (loss) attributable to common stockholders | $ (508,553) | $ (4,546,457) | $ (1,272,482) |
| Diluted: | | | |
| Accrual of dividends on Series B convertible preferred stock | – (1) | – (1) | – |
| Accrual of dividends on Series C convertible preferred stock | – (1) | – (1) | – |
| Accrual of dividends on Series D convertible preferred stock | – (1) | – (1) | – |
| Diluted net income (loss) attributable to common stockholders | $ (508,553) | $ (4,546,457) | $ (1,272,482) |

(1) Conversion of preferred stock is not assumed for the calculation of diluted net income (loss) attributable to common stockholders because the effect is anti-dilutive.

## 20. Related Party Transactions

*Notes Receivable, Related Parties*

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| | (In thousands) | |
| Liberty | $ – | $ 302,708 |
| Megapo | 8,223 | 7,952 |
| Other | 100 | 244 |
| Total | $ 8,323 | $ 310,904 |

In 2001 UGC Holdings executed certain promissory notes with Liberty, which were assumed by United on January 30, 2002 in connection with the merger transaction.

*Loans to Officers and Directors*

In 2000 and 2001, UGC Holdings made loans through a subsidiary to Michael T. Fries, Mark L. Schneider and John F. Riordan, each of whom at the time was a director or an executive officer of UGC Holdings. The loans, totaling approximately $18.3 million, accrue interest at the 90-day LIBOR plus 2.5% or 3.5%, as determined in accordance with the terms of each note. The purpose of the loans was to enable these individuals to repay margin debt secured by common stock of UGC Holdings or its subsidiaries without having to liquidate their stock ownership positions in UGC Holdings or its subsidiaries. Each loan was secured by certain outstanding stock options and phantom stock options issued by United and its subsidiaries to the borrower, and certain of the loans were also secured by common stock of United and UPC held by the borrower. Initially the loans were recourse to the borrower, however, in April 2001, the Board of Directors revised the loans to be non-recourse to the borrower, except to the extent of any pledged collateral. Accordingly, such amounts have been reflected as a reduction of stockholders' equity. The value of the collateral exceeded the amount of the loans when they were made, but as of the date hereof, the pledged collateral for each of these loans is worth less than the balance of such loans. The written documentation for these loans provided that they were payable on demand, or, if not paid sooner, on November 22, 2002. On January 22, 2003, the Company notified Michael T. Fries and Mark L. Schneider of foreclosure on all of the collateral securing the loans, which loans had an outstanding balance on such date, including interest of approximately $8.8 million. The Company's Board of Directors authorized to pay Michael T. Fries and Mark L. Schneider a bonus in the aggregate amount of approximately $1.7 million to pay the taxes resulting from the foreclosure and the bonus. The loans made to John F. Riordan have been extended until July 22, 2003 pending further review of certain taxes and other issues.

*Merger Transaction Loans*

When UGC Holdings issued shares of its Series E preferred stock in connection with the merger transaction, the Principal Founders delivered full-recourse promissory notes to UGC Holdings in the aggregate amount of $3.0 million in partial payment of their subscriptions for the Series E preferred stock. The loans evidenced by these promissory notes bear interest at 6.5% per annum and are due and payable on demand on or after January 30, 2003, or on January 30, 2007 if no demand has been made by then. Such amounts have been reflected as a reduction of stockholders' equity, as such transactions are accounted for as variable option awards based on the substance of such transactions.

**21. Subsequent Events**

On April 9, 2003, United purchased UPC's interest in SBS for €100.0 million. This transaction satisfied United's €100.0 million commitment under the Reorganization Plan. In addition, pursuant to the loan deferral agreement with Liberty, the notes payable to Liberty totaling $102.7 million are now due on or about January 30, 2004.

Effective April 9, 2003, the UPC Distribution Bank Facility lenders have extended until September 30, 2003, the waivers of the defaults arising as a result of UPC's decision not to make interest payments under its outstanding senior notes (as described in Note 2) (the "Amended Waiver Letter"). The Amended Waiver Letter amends the Relevant Period (as defined in the Modified Waiver Letter) to include that in the event of an appeal of the decision of the Dutch Bankruptcy Court on March 13, 2003 ratifying the Akkoord, the Relevant Period is the date falling 11 business days after a judgment by either a Dutch Court, a Dutch Court of Appeal or the Dutch Supreme Court (together, the "Dutch Courts") in relation to such appeal is rendered and has become final and conclusive. In addition, the definition of Termination Event (as defined in the Modified Waiver Letter) is amended to include if at any time prior to the end of the Relevant Period any of the Dutch Courts renders a judgment that has become final and conclusive that annuls or otherwise reverses or overturns the ratification of the Dutch Bankruptcy Court of March 13, 2003 or that otherwise has the effect that the Akkoord is no longer effective or cannot be implemented. Except as noted above, the material terms of the Amended Waiver Letter are unchanged from those in the Modified Waiver Letter. As a condition to obtaining the Amended Waiver Letter, UPC completed the contribution of €125.0 million in cash to UPC Distribution on April 9, 2003, as contemplated in the Modified Waiver Letter.

(This page has been left blank intentionally.)

## DIRECTORS

**Gene W. Schneider**
Chairman of the Board and
Chief Executive Officer

**Robert R. Bennett**
President and Chief Executive Officer
of Liberty Media Corporation,
a media and communications company

**Albert M. Carollo**
Chairman of Sweetwater Television
Company, a cable television company

**John P. Cole, Jr.**
Founder of Cole, Raywid & Braverman,
a law firm

**John W. Dick**
Private Investor

**Michael T. Fries**
Office of the Chairman, President,
and Chief Operating Officer

**Gary S. Howard**
Executive Vice President and
Chief Operating Officer of
Liberty Media Corporation,
a media and communications company

**John C. Malone**
Chairman of Liberty Media Corporation,
a media and communications company

**Curtis W. Rochelle**
Private Investor

**Mark L. Schneider**
Office of the Chairman

**Tina M. Wildes**
Senior Vice President
Business Administration

## OFFICERS

### UnitedGlobalCom, Inc.

**Gene W. Schneider**
Chairman of the Board and
Chief Executive Officer

**Michael T. Fries**
Office of the Chairman, President,
and Chief Operating Officer

**Mark L. Schneider**
Office of the Chairman

**Frederick G. Westerman III**
Chief Financial Officer

**Ellen P. Spangler**
Senior Vice President, Business
and Legal Affairs, and Secretary

**Tina M. Wildes**
Senior Vice President
Business Administration

**Valerie L. Cover**
Vice President and Controller

### United Pan-Europe Communications N.V.

**John F. Riordan**
President and Chief Executive Officer

**Charles H. R. Bracken**
Chief Financial Officer

**Gene E. Musselman**
Chief Operating Officer

**Nimrod J. Kovacs**
Executive Chairman,
UPC Central Europe

**Shane O'Neil**
Chief Strategy Officer

**Anton Tuijten**
Senior Vice President and General Counsel

### Other Executives

**Richard S. L. Abbott**
V.P. - Finance
UGC Properties, Inc.

**John Babb**
V.P. - Legal Affairs
UGC Properties, Inc.

**James R. Clark**
V.P. - Operations
UGC Properties, Inc.

**Phillip C. Colby**
V.P. - Engineering
UGC Properties, Inc.

**Mauricio Ramos**
V.P. - Business Development
UGC Properties, Inc.

**Ray D. Samuelson**
Internal Audit

**Blas Tomic**
Chief Executive Officer,
VTR GlobalCom S.A.

### SHAREHOLDER RELATIONS AND INQUIRIES:

United's Class A Common Stock trades on the Nasdaq Stock Market under the symbol "UCOMA." The ordinary shares A of United's subsidiary United Pan-Europe Communications N.V. trade on the Over-the-Counter Market under the symbol "UPCOY.OB" and on the Amsterdam Stock Exchange under the symbol "UPC." A copy of the Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained without charge by writing to:

Frederick G. Westerman III
Chief Financial Officer
UnitedGlobalCom, Inc.
4643 South Ulster Street
Suite 1300
Denver, Colorado 80237
(303) 770-4001

Further information is also available on the UnitedGlobalCom, Inc. website at www.unitedglobal.com.

### TRANSFER AGENT:

Mellon Investor Services, L.L.C.
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 635-9270
www.melloninvestor.com

### INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS:

KPMG LLP
707 Seventeenth Street
Suite 2700
Denver, Colorado 80202

DESIGN: Watermark Advertising Corporation